As filed with the Securities and Exchange Commission on September 8, 2025
Registration Nos. 333-
and 333-      -01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Duke Energy Carolinas, LLC (Exact name of registrant, sponsor and depositor as specified in its charter)	Duke Energy Carolinas SC Storm Funding LLC (Exact name of registrant and issuing entity as specified in its charter)
North Carolina (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1-4928 (Commission File Number)
0000030371 (Central Index Key Number)	0002082860 (Central Index Key Number)
56-0205520 (I.R.S. Employer Identification Number)	39-3744095 (I.R.S. Employer Identification Number)
525 South Tryon Street Charlotte, North Carolina 28202 (800)-488-3853 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	525 South Tryon Street Charlotte, North Carolina 28202 (800)-488-3853 (Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)
Elizabeth H. Jones
Assistant Secretary
525 South Tryon Street
Charlotte, North Carolina 28202
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:
Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1000	Eric D. Tashman, Esq. Norton Rose Fulbright US LLP One Embarcadero Center, Suite 1050 San Francisco, California 94111 (628) 231-6803
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, September 8, 2025
PRELIMINARY PROSPECTUS
$      SERIES A SENIOR SECURED STORM RECOVERY BONDS
DUKE ENERGY CAROLINAS, LLC
Sponsor, Depositor and Initial Servicer
Central Index Key Number: 0000030371
DUKE ENERGY CAROLINAS SC STORM FUNDING LLC
Issuing Entity
Central Index Key Number: 0002082860
Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date*	Final Maturity Date*	Interest Rate	Initial Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Issuing Entity (Before Expenses)
		$			%	%	%	$
		$			%	%	%	$

*
Preliminary, subject to change

(1)
Interest on the Bonds will accrue from      , 2025. If the Bonds are delivered after that date, the purchaser will pay accrued interest.

The total price to the public is $    . The total amount of the underwriting discounts and commissions is $    . The total amount of proceeds to Duke Energy Carolinas SC Storm Funding LLC before deduction of expenses (estimated to be $    ) is $    .
Duke Energy Carolinas, LLC or “DEC”, as “depositor”, is offering $       of Series A Senior Secured Storm Recovery Bonds, referred to herein as the “Storm Recovery Bonds” or “Bonds”, in      tranches to be issued by Duke Energy Carolinas SC Storm Funding LLC, referred to herein as “DEC SC Storm Funding”, as the issuing entity. DEC is also the “seller”, initial “servicer” and “sponsor” with regard to the Bonds.
The Bonds are senior secured obligations of DEC SC Storm Funding, and are its obligations only. The Series A Senior Secured Storm Recovery Bonds are supported by “storm recovery property”, which consists of all rights and interest of DEC SC Storm Funding under the financing order, including the right to impose, bill, charge, collect and receive nonbypassable charges based on the usage of electricity from DEC’s existing and future retail customers in South Carolina receiving transmission or distribution service, or both. These charges pay principal, interest and expenses of the Bonds and are known as “storm recovery charges” and upon the issuance of the Bonds may not be reduced, altered or impaired except as adjusted pursuant to the true-up mechanism described herein. These charges will be paid by all existing and future South Carolina customers receiving transmission or distribution service, or both, from DEC, or its successors or assignees under rate schedules approved by the Public Service Commission of South Carolina, referred to herein as the “PSCSC”, or under special contracts subject to limited exception in the financing order. Storm recovery charges are payable by customers even if the customers elect to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in South Carolina. Storm recovery property includes the right to a mandatory true-up mechanism for making any adjustments that are necessary to correct for any overcollection or undercollection of storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the Bonds when due and other financing costs and other required amounts and charges payable in connection with the Bonds. With respect to the foregoing, interest is due on each payment date for all tranches and principal for a specific tranche is due upon the final maturity date for such tranche and the PSCSC, except for changes made pursuant to the formula-based adjustment mechanism authorized under in the financing order, may not reduce, alter, or impair storm recovery charges until any and all principal, interest, premium (if any), financing costs and other costs have been paid in full.
The Bonds do not constitute a debt, liability or other obligation of, or interest in, DEC or any of its other affiliates (other than DEC SC Storm Funding). The Bonds will not be insured or guaranteed by DEC, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The Bonds will be nonrecourse obligations, secured only by the collateral. The State of South Carolina, its agencies and instrumentalities, and its political subdivisions are not liable on the Bonds and the Bonds are not a debt or a general obligation of the State of South Carolina or any of its political subdivisions, agencies, or instrumentalities nor are they special obligations or indebtedness of the State of South Carolina, its agencies, or its political subdivisions. The issuance of Bonds does not, directly, indirectly, or contingently, obligate the State of South Carolina or its agencies, instrumentalities, or political subdivisions, to levy any tax or make any appropriation for payment of the Bonds, other than in their capacities as consumers of electricity.
The Bonds will accrue interest from the date of issuance. The Bonds are scheduled to pay interest semi-annually and principal semi-annually and sequentially as described herein. We will pay interest and principal on the Bonds on       and       of each year, beginning on       , 20  . The Bonds are not subject to optional redemption prior to maturity.
The Bonds will be payable only from revenues received by DEC SC Storm Funding under the indenture for the Bonds and funds on deposit in trust accounts relating to the Bonds. These amounts, together with the storm recovery property, are the source of funds for the payment of principal of and interest on the Bonds. A capital subaccount will hold the depositor’s capital contribution to DEC SC Storm Funding. An excess funds subaccount will hold revenues that are collected but not needed to meet current obligations associated with the Bonds. Credit enhancement for the Bonds will be provided by the true-up mechanism, as well as the capital subaccount. The primary purpose of the excess funds subaccount is not to provide credit enhancement for the Bonds. However, amounts in the excess funds subaccount may be used to make debt service payments on the Bonds when needed.
DEC is the depositor, sponsor, seller and initial servicer with regard to the Bonds. DEC is the sole member and owner of DEC SC Storm Funding’s equity interest. DEC SC Storm Funding’s Central Index Key number is 0002082860. DEC’s Central Index Key number is 0000030371.
Investing in the Bonds involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying the Bonds.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Bonds will be ready for delivery in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on or about       ,     .
Joint Book-Running Managers
RBC Capital Markets J.P. Morgan
The date of this prospectus is            , 2025

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or “SEC”. This prospectus provides you with a description of the Series A Senior Secured Storm Recovery Bonds being offered. You should carefully review this prospectus and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”
References in this prospectus to “we”, “us”, “our”, the “issuing entity” or “DEC SC Storm Funding” means “Duke Energy Carolinas SC Storm Funding LLC”. References to “DEC”, the “depositor” or the “sponsor” refer to Duke Energy Carolinas, LLC or to any successor thereto. References to the “servicer” are to DEC, and any successor servicer under the servicing agreement described in this prospectus. References to the “seller” mean DEC or any successor under the sale agreement described in this prospectus. References to the “administrator” mean DEC, or any successor or assignee under the administration agreement described in this prospectus. References to the “PSCSC” are to the Public Service Commission of South Carolina. References to the “Financing Act” are to Sections 58-27-1100 through 1180, South Carolina Code of Laws Annotated (“SC Code of Laws Annotated”). Unless the context otherwise requires, the term “customer” means all existing and future customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in South Carolina subject to limited exception in the financing order. References to a “financing order”, unless the context indicates otherwise, are to the irrevocable financing order, dated August 1, 2025, issued by the PSCSC to DEC. You can find a glossary of some of the other defined terms used in this prospectus on page 141 of this prospectus.
We have included cross-references to sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding pages. Check the table of contents to locate these sections.
You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the depositor has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS
NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“QUALIFIED INVESTOR”) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE “PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A “RELEVANT STATE”) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.
ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS.
ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA. FOR THIS PURPOSE, THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION

ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.
NOTICE TO RESIDENTS OF UNITED KINGDOM
THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THE PURPOSES OF THIS PROVISION:
(A)   THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(I)   A RETAIL CLIENT AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“EUWA”); OR
(II)   A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”) OF THE UNITED KINGDOM AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR
(III)   NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PROSPECTUS REGULATION”); AND
(B)   THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.
CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. THIS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.
THIS PROSPECTUS AND ANY OTHER MATERIAL IN RELATION TO THE BONDS IS ONLY BEING DISTRIBUTED TO, AND IS DIRECTED ONLY AT, PERSONS IN THE UK WHO ARE “QUALIFIED INVESTORS” (AS DEFINED IN THE UK PROSPECTUS REGULATION WHO ARE ALSO (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “ORDER”), OR (II) HIGH NET WORTH ENTITIES OR OTHER PERSONS FALLING WITHIN ARTICLES 49(2)(A) TO (D) OF THE ORDER, OR (III) PERSONS TO WHOM IT WOULD OTHERWISE BE LAWFUL TO DISTRIBUTE IT, ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”. THE BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. THIS PROSPECTUS AND ITS CONTENTS ARE CONFIDENTIAL AND SHOULD NOT BE DISTRIBUTED, PUBLISHED OR REPRODUCED (IN WHOLE OR IN PART) OR DISCLOSED BY

ANY RECIPIENTS TO ANY OTHER PERSON IN THE UK. ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS PROSPECTUS OR ITS CONTENTS. THE BONDS ARE NOT BEING OFFERED TO THE PUBLIC IN THE UK.
IN ADDITION, IN THE UK, EACH UNDERWRITER HAS REPRESENTED AND AGREED IN THE UNDERWRITING AGREEMENT THAT THE BONDS MAY NOT BE OFFERED OTHER THAN BY AN UNDERWRITER THAT:
•
HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FSMA) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO US; AND

•
HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UK.

NOTICE TO RESIDENTS OF CANADA
THE BONDS MAY BE SOLD IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA AND ONTARIO ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31‑103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements, including regarding expectations, estimates and projections about the electric consumption of customers, DEC’s ability to service the storm recovery property and collect the storm recovery charges, the issuing entity’s ability to pay back the Bonds, and the PSCSC’s adherence to the South Carolina state pledge to protect the right of bondholders. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “should,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook,” “is designed to,” or “intended”) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us or DEC, in this prospectus, in presentations, on websites, in response to questions or otherwise.
The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward-looking statements in this prospectus:
•
State and federal legislative and regulatory initiatives, including cost of compliance with existing and future environmental requirements, including those related to climate change, as well as rulings that affect cost and investment and investment recovery or have an impact on rate structures or market prices;

•
the accuracy of the servicer’s estimates of future demand and prices for energy;

•
the impact of extraordinary external events, such as a global pandemic or military conflict, and their collateral consequences, including the disruption of global supply chains or the economic activity in DEC’s service territory, and the influence of weather and other natural phenomena affecting electric customer energy usage in DEC’s service territory, including the economic, operational and other effects of severe storms, hurricanes, droughts, wild fires and tornadoes, including extreme weather associated with climate change; costs and effects of legal and administrative proceedings, settlements, investigations and claims;

•
the accuracy of the servicer’s forecast of energy consumption due to industrial, commercial and residential decline in service territory or customer bases resulting from sustained downturns of the economy, storm damage, reduced customer usage due to cost pressures from inflation, tariffs, or fuel costs, worsening economic health of DEC’s service territory reductions in customer usage patterns, or lower than anticipated load growth, energy efficiency efforts and use of alternative energy sources, such as self-generation and distributed generation technologies;

•
federal and state regulations, laws and other efforts designed to promote and expand the use of energy efficiency measures and distributed generation technologies, such as private solar and battery storage, in DEC’s service territory could result in a reduced number of customers, excess generation resources as well as stranded costs;

•
advancements in technology, including artificial intelligence;

•
additional competition in electric markets and continued industry consolidation;

•
the ability to successfully operate electric generating facilities and deliver electricity to customers including direct or indirect effects to DEC resulting from an incident that affects the United States electric grid or generating resources;

•
the impact on DEC’s facilities and business from a terrorist or other attack, war, vandalism, cybersecurity threats, data security breaches, operational events, information technology failures or other catastrophic events, such as severe storms, fires, explosions, pandemic health events or other similar occurrences;

•
the accuracy of the servicer’s estimates of the customer payment patterns, including the rate of delinquencies and any collections curves;

•
the reliability of the systems, procedures and other infrastructure necessary to operate the electric business in DEC’s service territory; and

•
other factors discussed in this prospectus and any of our subsequent SEC filings.

You should not place undue reliance on forward looking statements. Each forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PROSPECTUS SUMMARY
This summary highlights some information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this prospectus in its entirety before you buy the Bonds.
You should carefully consider the Risk Factors beginning on page 21 of this prospectus before you invest in the Bonds
Securities offered:
$      Series A Senior Secured Storm Recovery Bonds of Duke Energy Carolinas SC Storm Funding LLC, as listed on the cover page of this prospectus (collectively, the “Bonds” or “Storm Recovery Bonds”), beginning on the Initial Payment Date, we will pay interest semi-annually and principal semi-annually and sequentially in accordance with the sinking fund schedule described in this prospectus.
Issuing entity and Capital Structure:
Duke Energy Carolinas SC Storm Funding LLC is a special purpose subsidiary of DEC, organized as a Delaware limited liability company. DEC is our sole member and owns all of our equity interests. The issuing entity has no commercial operations. We were formed for the limited purpose of purchasing, owning and administering storm recovery property, issuing storm recovery bonds from time to time (including the Bonds) and performing activities incidental thereto to finance certain activities of DEC related to the recovery of storm recovery costs. These are the first storm recovery bonds which DEC SC Storm Funding has issued.
The issuing entity will be capitalized with an upfront cash deposit by DEC of 0.50% of the Bonds’ principal amount issued (to be held in the capital subaccount) and will establish an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on such payment date for the Bonds have been made.
Our address and phone number are as follows: 525 South Tryon Street, Charlotte, North Carolina 28202, 800-488-3853.
Federal Income Tax Status:
The Bonds will be treated as debt of DEC for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” in this prospectus. For U.S. federal income tax purposes, DEC will not recognize gross income unless and until DEC bills customers for the storm recovery charges and only in connection with such billing of customers for such storm recovery charges.
The depositor, sponsor, seller and initial servicer of the Bonds:
DEC is a regulated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity in portions of North Carolina and South Carolina. DEC’s service area covers approximately 24,000 square miles across North Carolina and South Carolina. As of December 31, 2024, DEC supplies electric service to approximately 2.4 million residential, commercial and industrial customers, approximately 760,000 of these customers are in the northwestern part of South Carolina including Abbeville, Anderson, Cherokee, Chester, Fairfield, Greenville, Greenwood, Kershaw, Lancaster, Laurens, McCormick, Newberry, Oconee, Pickens, Saluda, Spartanburg, Union and York counties. During the year ended December 31, 2024, DEC billed approximately 21.3 billion kilowatt hours of electricity to its electric customers in South Carolina, resulting in revenues of approximately $2.2 billion. DEC’s retail rates payable by its South Carolina customers are regulated by PSCSC. The storm recovery charges will only be imposed on DEC’s customers in South Carolina.
The address of DEC is 525 South Tryon Street, Charlotte, North Carolina 28202. DEC’s telephone number is 800-488-3853.
DEC is an indirect, wholly owned subsidiary of Duke Energy Corporation. DEC, as initial servicer, will bill and collect storm recovery charges and will remit storm recovery charge collections daily to the indenture trustee according to the terms of the servicing agreement. Neither DEC nor Duke Energy Corporation nor any other affiliate (other than us) is an obligor of the Bonds. The Bonds will not be insured or guaranteed by DEC, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. There are currently no other retail electric providers operating in DEC’s South Carolina service territory. See “The Servicing Agreement” in this prospectus.
DEC, as initial servicer, will be entitled to receive an annual servicing fee in an amount equal to 0.05% of the aggregate initial principal amount of the Bonds plus out-of-pocket expenses as described under the caption “The Servicing Agreement” in this prospectus. This servicing fee will be payable in equal installments on each semi-annual payment date, in arrears.
The indenture trustee will pay the servicing fee (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the Bonds.
DEC, as administrator, will be entitled to receive an annual administration fee of $50,000 plus out-of-pocket expenses as further described herein under the caption “The Administration Agreement.” This annual administration fee will be payable annually, in arrears. The indenture trustee will pay the administration fee (together with any portion of the administration fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the Bonds.
Our relationship with DEC:
On the issue date for the Bonds, DEC will sell storm recovery property to us pursuant to a sale agreement between us and DEC. DEC will service the storm recovery property pursuant to a servicing agreement between us and DEC. See “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the Bonds nor the property securing the Bonds is an obligation of DEC or any of its affiliates, except for us.
The issuing entity’s relationship with the PSCSC:
The issuing entity is responsible to the PSCSC, as provided in its organizational documents and the basic documents. Please read “The Issuing Entity” in this prospectus.

Our managers:
Michael P. Callahan	50	Manager
			Michael P. Callahan assumed his role as Senior Vice President & Treasurer of Duke Energy Corporation in 2024, after five years as State President for South Carolina. Prior to that, Mr. Callahan was Vice President of Investor Relations and in other roles since joining Duke Energy Corporation in 2002.
Cynthia S. Lee	58	Manager
			Cynthia S. Lee has served as Senior Vice President, Chief Accounting Officer and Controller of Duke Energy Corporation since November 2024. Prior to that, Ms. Lee served as Vice President, Chief Accounting Officer and Controller from May 2021 to November 2024. Prior to that, Ms. Lee served as Director, Investor Relations since June 2019 and in various finance and accounting roles since joining Duke Energy Corporation in 2002.
Bernard J. Angelo	55	Independent Manager
			Bernard J. Angelo joined Global Securitization Service, LLC (“GSS”) in April 1997 and has extensive experience in managing commercial paper and medium term note programs. In addition to his administrative skills, he has over twenty-seven years of experience in both the business and legal side of structured finance. He has been elected to and serves on the board of directors for a number of securitization programs. At GSS, Mr. Angelo has been active in assisting clients and their legal counsel during the structuring phase of their transactions as well as assimilating bank-sponsored commercial paper programs into the operating matrix at GSS. Prior to joining GSS,

Mr. Angelo was an Assistant Vice President at Bankers Trust Company from January 1993 to April 1997 where he was responsible for oversight of the treasury and accounting functions on the Corporate Trust side of structured transactions managed by the bank. He has a B.S. in Finance from Siena College. Mr. Angelo serves as an independent director for our affiliates, Duke Energy Florida Project Finance, LLC, Duke Energy Carolinas NC Storm Funding LLC, Duke Energy Progress NC Storm Funding LLC, Duke Energy Progress SC Storm Funding LLC. Mr. Angelo has also been identified as the independent manager nominee for our affiliate, Duke Energy Progress NC Storm Funding II LLC and Duke Energy Carolinas NC Storm Funding II LLC.
Credit ratings:
The Bonds are expected to receive credit ratings from at least two nationally recognized statistical rating organizations. Please read “Ratings” in this prospectus.
Bond structure:
Sinking fund Bonds: Tranche      , expected weighted average life    years and Tranche      , expected weighted average life      years. The Bonds are scheduled to pay principal semi-annually and sequentially. See “Weighted Average Life and Yield Considerations for the Bonds” in this prospectus.
Average life profile:
Stable, meaning prepayment is not permitted and the aggregate payments of principal of and interest on the Bonds and the timing of such payments are not expected to change materially over the life of the Bonds under the stress cases analyzed under the heading “Weighted Average Life and Yield Considerations for the Bonds—Weighted Average Life Sensitivity” in this prospectus.
Optional redemption:
No optional redemption. Non-callable for the life of the Bonds.
Payment dates and interest accrual:
Semi-annually,      and     . Interest will be calculated on a 30/360 basis. The first scheduled payment date is          , 2026 (the “Initial Payment Date”).
Interest is due on each payment date for the Bonds, and principal for each tranche is due upon the final maturity date for that tranche. Failure to pay the entire outstanding principal amount of a tranche by the final maturity date for that tranche will result in an event of default. See “Description of the Storm Recovery

Bonds—Interest Payments Generally”, “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.
Tranche	Scheduled Final Payment Date	Final Maturity Date

Indenture trustee:
U.S. Bank Trust Company, National Association will act as indenture trustee under the indenture pursuant to which the Bonds will be issued (the “indenture”). Please read “The Indenture Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.
Minimum denominations of the Bonds:
$2,000 and integral multiples of $1,000 in excess thereof, except for one bond per tranche, which may be of a smaller denomination.
Use of proceeds:
The issuing entity will use the proceeds of the offering to (i) purchase the storm recovery property from DEC, who in turn will use the proceeds it receives from the sale of the storm recovery property to pay down a portion of its outstanding debt, including DEC’s term loan that matures on November 1, 2026 and commercial paper and (ii) pay upfront bond issuance costs.
Background of transaction and the enabling legislation, the Financing Act:
In 2022, the South Carolina legislature enacted the “Financing Act”, codified as Sections 58-27-1100 through 1180, SC Code of Laws Annotated. The Financing Act was amended in 2025. The Financing Act allows public utilities to access lower-cost funds through storm recovery bonds pursuant to financing orders issued by the PSCSC.
The Financing Act permits the PSCSC to impose nonbypassable storm recovery charges on all existing and future customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC-approved rate schedules or under special contracts sufficient to pay principal of and interest on the Bonds and other administrative expenses of the offering. The PSCSC governs the amount and terms for collections of these storm recovery charges through one or more financing orders issued to PSCSC and upon the issuance of the Bonds these storm recovery charges may not be reduced, impaired, postponed, terminated or otherwise adjusted by the PSCSC except as adjusted pursuant to the true-up mechanism described herein.
Storm recovery charges are nonbypassable by
customers:
The storm recovery charges are nonbypassable, consumption-based charges separate and apart from DEC’s base rates; the storm recovery charges are to be paid by all existing and future customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC-approved rate schedules or under special contracts subject to limited exception in the financing order. Such customers must pay storm recovery charges even if a customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in South Carolina.

See “DEC’s Financing Order—Storm Recovery Charges” in this prospectus.
Relationship to 2021 NC Storm Recovery Bonds and Proposed 2025 NC Storm Recovery Bonds:
In November 2021, Duke Energy Carolinas NC Storm Funding LLC, a special purpose wholly-owned subsidiary of DEC, issued $237.21 million aggregate principal amount of senior secured storm recovery bonds (the “2021 NC Storm Recovery Bonds”) pursuant to the Section 62-172, North Carolina General Statutes, to reimburse DEC for the North Carolina portion of previously incurred storm recovery costs relating to Hurricanes Florence and Michael and Winter Storm Diego, including the retirement of related debt. DEC currently acts as servicer with respect to the 2021 NC Storm Recovery Bonds. The 2021 NC Storm Recovery Bonds were issued by a separate issuing entity, are secured by and payable from a separate storm recovery property and were issued pursuant to a separate financing order under a different statute in a different state.
In July 2025, Duke Energy Carolinas NC Storm Funding II LLC, a special purpose wholly-owned subsidiary of DEC, and DEC, as sponsor and depositor, filed a registration statement with the intent to issue senior secured storm recovery bonds (the “Proposed 2025 NC Storm Recovery Bonds”) pursuant to the Section 62-172, North Carolina General Statutes. DEC will act as servicer with respect to the Proposed 2025 NC Storm Recovery Bonds. The Proposed 2025 NC Storm Recovery Bonds will be issued by a separate issuing entity and will be secured by and payable from a separate storm recovery property.
Bondholders will have no recourse to the charges associated with the 2021 NC Storm Recovery Bonds or the Proposed 2025 NC Storm Recovery Bonds and holders of the 2021 NC Storm Recovery Bonds or the Proposed 2025 NC Storm Recovery Bonds will have no recourse to the storm recovery charges.
Initial storm recovery charge as a percentage of customer’s total electricity bill:
The initial storm recovery charge is expected to represent approximately    % of the total bill, as of          , received by 1,000 kWh South Carolina residential customer of DEC.
South Carolina state pledge to protect bondholder rights:
The State of South Carolina, and its agencies, including the PSCSC, have pledged to and agreed with the bondholders that it will not:
•
alter the provisions of the Financing Act, which authorizes the PSCSC to create an irrevocable contract right or chose in action by the issuance of a financing order, to create storm recovery property, and make the storm recovery charges imposed by the financing order irrevocable, binding, and nonbypassable charges;

•
take or permit any action that impairs or would impair the value of storm recovery property or the security for the storm recovery bonds or revises the storm recovery costs for which recovery is authorized;

•
in any way impair the rights and remedies of bondholders, assignees, and other financing parties; or,

•
except for changes made pursuant to the formula-based adjustment mechanism authorized under the Financing Act, reduce, alter, or impair storm recovery charges that are to be imposed, billed, charged collected, and remitted for the benefit of the bondholders, any assignee and any other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed in connection with the storm recovery bonds, have been paid and performed in full.

Nothing in this pledge will preclude limitation or alteration if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and of the bondholders and any assignee or financing party entering into a contract with the electric utility. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future South Carolina legislative action might attempt to invalidate the Bonds or the storm recovery property” in this prospectus.
This agreement is referred to as the “state pledge”.
The Bonds will not be a debt or general obligation of the PSCSC, the State of South Carolina, or any of its political subdivisions, agencies, or instrumentalities, and are not a charge on the full faith and credit or taxing power of the State of South Carolina or any other governmental agency, instrumentality or political subdivision.
PSCSC mandates statutory true-up adjustments to the storm recovery charges:
The Financing Act permits and the financing order requires that we, or DEC, file with the PSCSC at least semi-annually (and beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly) a letter applying the true-up mechanism to be reviewed by the PSCSC for any mathematical or clerical errors to correct for any overcollection or undercollection of the storm recovery charges and make any adjustments to ensure the recovery of revenues sufficient to provide for the timely payment of scheduled principal of and interest on the Bonds and other required amounts and charges payable in connection with the Bonds (such amounts, the “periodic payment requirement”). In addition to the semi-annual true-up adjustment, the servicer is authorized to make interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement.
There is no limit or cap on level of storm recovery charges:
Under the financing order, DEC, as initial servicer, will impose on and collect from its existing and future retail customers in South Carolina receiving transmission or distribution service, or both, even if such customer elects to purchase electricity from an alternative supplier, Storm Recovery Charges in an amount sufficient to provide for the timely payment of principal of and interest on the Bonds when due and other financing costs payable in connection with the Bonds. See “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
Credit/security for the Bonds:
The Bonds are secured by storm recovery property, by funds on deposit in the collection account, including the general subaccount, the capital subaccount and the excess funds subaccount, by our rights under the various transaction documents, by our right to compel the servicer to file for and obtain true-up adjustments, and by all payments on or under the pledged collateral and by all proceeds in respect to the pledged collateral. See “Security for the Storm Recovery Bonds” in this prospectus. Storm recovery property is a present property right created by the Financing Act and the financing order and is protected by the state pledge described in this prospectus. See “The Storm Recovery Property and the Financing Act” in this prospectus.
In general, storm recovery property permits a storm recovery charge to be:
1.
paid by all existing and future South Carolina customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in South Carolina;

2.
collected by DEC or any successor, as servicer, and remitted to the indenture trustee daily to provide for payments in respect of the Bonds; and

3.
adjusted at least semi-annually (and beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly), and more frequently as needed to ensure recovery of revenues sufficient to pay principal of and interest on the Bonds when due and other financing costs and other required amounts and charges payable in connection with the Bonds.

The storm recovery property securing the Bonds consists of all rights and interests of DEC under the financing order. The storm recovery property is being sold to us by DEC in connection with the issuance of the Bonds. Storm recovery property is not a receivable, and the Bonds are not secured by a pool of receivables.
Credit enhancement for the Bonds will be provided by the true-up mechanism, as well as by the capital subaccount. The primary purpose of the excess funds subaccount is not to provide credit enhancement for the Bonds but to hold funds collected in amounts that were more than necessary to pay current debt service. However, amounts in the excess funds subaccount may be used to make debt service payments on the Bonds when needed.

Transaction Parties:
The following chart shows the transaction parties and is a general summary of the transaction.
Allocation and flow of funds:
The following chart represents a general summary of the flow of funds.
Generally, DEC’s transmission and distribution customers will pay storm recovery charges and all other components of their monthly electricity bills to DEC.

On each payment date, the indenture trustee will, with respect to the storm recovery bonds, pay or allocate, all amounts on deposit in the general subaccount of the collection account in the following order of priority:
1.
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts in an amount not to exceed annually $200,000 in the then current calendar year (the “Trustee Cap”); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon acceleration following the occurrence of an event of default;

2.
payment of the servicing fee plus any unpaid servicing fees from prior payment dates;

3.
payment of the administration fee to the extent due on that payment date and of the fees of the issuing entity’s independent manager plus any unpaid administration or independent management fees from prior payment dates;

4.
payment of all other ordinary periodic operating expenses not described above;

5.
payment of the interest then due, including any past-due interest;

6.
payment of the principal required to be paid on the final maturity date for each tranche or as a result of acceleration upon an event of default;

7.
payment of the principal then scheduled to be paid in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal;

8.
payment of any of our remaining unpaid operating expenses (including any fees, expenses and indemnity amounts owed to the indenture trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the basic documents;

9.
replenishment of any amounts drawn from the capital subaccount;

10.
release to DEC of an amount equal to the rate of return on the amount contributed to the capital subaccount, including any portion of such rate of return for any prior payment date that has not yet been paid;

11.
allocation of the remainder collected, if any, to the excess funds subaccount for future payments; and

12.
after the Bonds have been paid in full and discharged and all of the foregoing amounts are paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the indenture.

See “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. The servicing fee referred to in clause (2) above is described in “The

Servicing Agreement”, and the amount of the administrative fee referred to in clause (3) above is described in “The Administration Agreement” below.
With respect to any operating expense payable by us (but only as described in clauses (1) through (4) above) that will become due and payable on a date other than a payment date, the administrator, on any business day, may direct the indenture trustee in writing to remit payment of such operating expense, in the amount specified in the written direction from amounts on deposit in the general subaccount, the excess funds subaccount and the capital subaccount in that order, all as specified in such written direction.
ERISA eligible:
Yes; please read “ERISA Considerations” in this prospectus.
1940 Act Registration:
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.
Credit risk retention requirements:
The Bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934 or the “Exchange Act” due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or “Regulation RR”. For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the Bonds” in this prospectus.
Conflicts of Interest:
Certain of the underwriters or their affiliates are lenders or may hold a portion of the short-term debt that DEC intends to repay from the proceeds it will receive from the sale of the storm recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of Bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.
Our legal and covenant defeasance options:
The issuing entity may, by making certain deposits in trust and meeting specified conditions, at any time, terminate all of its obligations under the indenture and the series supplement with respect to the Bonds or its obligations to comply with some of the covenants in the indenture and the series supplement, including some of the covenants described under “Description of the Storm Recovery Bonds—Covenants of DEC SC Storm Funding” in this prospectus. See “Description of the Storm Recovery Bonds—DEC SC Storm Funding’s Legal and Covenant Defeasance Options” in this prospectus.
Expected settlement date:
Settling flat. DTC, Clearstream and Euroclear.            , 20  .
Continuing disclosure: surveillance/internet-based information post issuance/ dedicated Web address:
Duke Energy Corporation, the parent of DEC, will establish a dedicated web address for the life of the Bonds. The principal transaction documents and other information concerning the storm recovery charges and security relating to the Bonds will be posted at such web address, which is currently located at www.duke-energy.com.
Pursuant to the indenture, the indenture trustee will make available on its website (currently located at https://pivot.usbank.com) to the holders of record of the Bonds regular reports prepared by the servicer containing information concerning, among other things, us and the collateral. Unless and until the Bonds are issued in definitive certificated form, the reports will be made available electronically on its website to The Depository Trust Company and to the beneficial owners of the Bonds. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Please read “Description of the Storm Recovery Bonds—Reports to Bondholders” in this prospectus.
Risk factors:
You should consider carefully the risk factors beginning on page 21 of this prospectus before you invest in the Bonds.

SUMMARY OF RISK FACTORS
Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the Bonds. These risks can affect the timing or ultimate payment of the Bonds and value of your security. A description of such risk factors in greater details follows this summary.
Limited Source of Payment for the Bonds:   The only source of funds for the Bonds is the storm recovery property and the other limited funds held by the indenture trustee. At the time of issuance of the Bonds, we will have no other assets and the Bonds are non-recourse to DEC. Therefore, the sources for repayment of the Bonds are limited. You must rely for payment of the Bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the securitization provisions of the Financing Act, the irrevocable financing order, collections of the storm recovery charges and funds on deposit in the related accounts held by the indenture trustee.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions:   The storm recovery property is an asset created under the Financing Act and through regulatory proceedings at the PSCSC. Neither we nor DEC will indemnify you for any changes of law, whether as a result of Constitutional amendment, legislative enactment or any judicial proceedings.
True-up adjustment filings made with the PSCSC may be challenged before the PSCSC, resulting in delays in implementation of the true-up adjustment. Additionally, subject to any required PSCSC approval, DEC may establish billing, collection and posting arrangements with customers which could impact the timing and amount of customer payments.
Also, a municipality may seek to acquire portions of DEC’s service territory, and may dispute their obligation to pay the storm recovery charges, or even if obligated to do so, may fail to bill and remit the storm recovery charges on a timely basis.
Servicing Forecasting Risks:   The collection of storm recovery charges on a timely and sufficient basis depends upon the ability of the servicer to accurately forecast customer usage. If the servicer inaccurately forecasts consumption or underestimates customer delinquencies for any reason, there could be a shortfall or material delay in storm recovery charge collections. Factors which might cause inaccurate projections of usage or customer delinquencies, include unanticipated weather conditions, cyber-attacks on DEC infrastructure, general economic conditions, and natural or man-made disasters. DEC’s ability to collect storm recovery charges from customers may also be impacted by some of these same factors.
It may be difficult for us to find a replacement servicer should DEC default in its obligations. Assuming we can obtain a successive servicer, the successor servicer may be less effective in servicing the charges, potentially resulting in delay in collections, which might reduce the value of your investment.
Risks Associated with the Unusual Nature of Storm Recovery Property:   The unusual nature of the storm recovery property makes it unlikely that, in the event of a default, the storm recovery property could be sold. Although the Bonds may be accelerated in the event of a default, as a practical matter, the storm recovery charges would likely not be accelerated.
Risk Associated with Storms:   DEC’s operations might be impacted by hurricanes, tropical storms or wind storms. Transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of storm recovery charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the DEC service area, which could cause the per-kWh storm recovery charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the state pledge, might be defended on the basis of public necessity.
Risks Associated with Potential Bankruptcy of the Seller or the Servicer:   In the event of a bankruptcy by DEC, you may experience a delay in payment or a default on payment of the Bonds due to various factors, including the comingling of storm recovery charges with other revenue of the servicer, a challenge to the characterization of the sale of the storm recovery property as a financing transaction, an effort to consolidate our assets and liabilities with those of DEC, a characterization of storm recovery payments to the indenture trustee as preferential transfers, the treatment of our claims against DEC as unsecured claims, and a general limitation on the remedies available in a bankruptcy, including the risk of an automatic stay.
Other Risks:   Other risks associated with the purchase of the Bonds include the inadequacy of any indemnification obligations provided by DEC, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the Bonds, the issuance of additional storm recovery bonds or similar instruments creating greater burdens on the same customers, regulatory actions affecting certain investors and losses on investments held by the indenture trustee.

RISK FACTORS
You should consider carefully all the information included in this prospectus, including the following factors and the statements contained under the “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus, before you decide whether to invest in the Bonds:
You might experience material payment delays as a result of limited sources of payment for the Bonds and limited credit enhancement.
You may suffer material payment delays on your Bonds if the collateral securing your Bonds is insufficient to pay the accrued interest on and the principal amount of those Bonds in full. The only source of funds for payments of interest on and principal of the Bonds will be the collateral. The collateral for the Bonds will be limited to:
•
the storm recovery property securing the Bonds, including the right to impose, bill, charge, collect and receive storm recovery charges and the right to implement the true-up mechanism in respect of the storm recovery charges;

•
the funds on deposit in the accounts held by the indenture trustee; and

•
our rights under various contracts described in this prospectus.

The Bonds will not be insured or guaranteed by DEC, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The Bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the Bonds might result in a reduction in the market value of the Bonds and, therefore, the value of your investment in the Bonds.
The Bonds do not constitute a debt, liability or other obligation of, or interest in, DEC or any of its other affiliates (other than us). The State of South Carolina, its agencies and instrumentalities, and its political subdivisions are not liable on the Bonds and the Bonds are not a debt or a general obligation of the State of South Carolina or any of its political subdivisions, agencies, or instrumentalities nor are they special obligations or indebtedness of the State of South Carolina, its agencies, or its political subdivisions. The issuance of Bonds does not, directly, indirectly, or contingently, obligate the State of South Carolina or its agencies, instrumentalities, or political subdivisions, to levy any tax or make any appropriation for payment of the Bonds, other than in their capacities as consumers of electricity.
You must rely for payment of principal of and interest on the Bonds solely upon the Financing Act, state and federal constitutional rights to enforcement of the Financing Act, the financing order, collections of storm recovery charges and funds on deposit in the related accounts held pursuant to the indenture. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the Bonds. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “The Issuing Entity” in this prospectus.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions
We are not obligated to indemnify you for changes in law.
Neither we nor DEC will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Financing Act that may affect the value of your Bonds. DEC will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal of, modification of or amendment to the Financing Act that would be materially adverse to us, the indenture trustee, or bondholders. However, DEC may not be able to take such action and, if DEC does take action, such action may not be successful. Although DEC or any successor seller might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the Bonds invalidates the storm recovery property, such indemnification obligations do not apply for any changes in law after the date the Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.

Please read “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.
Future legal action might challenge or invalidate the Financing Act or the financing order and materially adversely affect your investment.
The storm recovery property is created pursuant to the Financing Act and a financing order issued by the PSCSC pursuant to the Financing Act. The Financing Act became effective on June 17, 2022 and was amended on March 13, 2025. DEC is the second utility to petition the PSCSC to issue storm recovery bonds under the Financing Act.
The Financing Act or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. In addition, the financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. As of the date of this prospectus, no such litigation has arisen; however, we cannot assure you that a lawsuit challenging the validity of the Financing Act or the financing order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or financing order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment. See “The Storm Recovery Property and the Financing Act” and “DEC’s Financing Order” in this prospectus.
Other states have passed legislation similar to the Financing Act to authorize recoveries by utilities of specified costs, including storm recovery costs, environmental control costs, or costs associated with deregulation of the electricity market, and some of those laws have been challenged by judicial actions or utility commission proceedings. To date, none of those challenges have succeeded, but future judicial challenges might be made. An unfavorable decision challenging legislation similar to the Financing Act would not automatically invalidate the Financing Act or the financing order, but it might provoke a challenge to the Financing Act or the financing order, establish a legal precedent for a successful challenge to the Financing Act or the financing order or heighten awareness of the political and other risks of the Bonds, and in that way may limit the liquidity and value of the Bonds. Therefore, legal activity in other states might indirectly affect the value of your investment in the Bonds.
Future South Carolina legislative action might attempt to invalidate the Bonds or the storm recovery property.
Under the Financing Act, the State of South Carolina and its agencies have pledged not to (i) alter the provisions of the Financing Act, which authorizes the PSCSC to create an irrevocable contract or chose in action by the issuance of a financing order, to create storm recovery property and make the storm recovery charges imposed by the financing order irrevocable, binding and nonbypassable, (ii) take or permit any action that impairs or would impair the value of the storm recovery property or the security for the storm recovery bonds, or revises the storm recovery costs for which recovery is authorized, (iii) in any way impair the rights and remedies of the bondholders, assignees, and any other financing party or, (iv) except as provided in the true-up mechanism, reduce, alter, or impair storm recovery charges that are to be imposed, billed, charged, collected, and remitted for the benefit of the bondholders, any assignee and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed in connection with the related storm recovery bonds, have been paid and performed in full. For a description of this state pledge, see “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds—The Financing Act Contains a State Pledge” in this prospectus. Despite the state pledge, the South Carolina legislature might attempt to repeal the Financing Act, or attempt to amend the Financing Act, or as described below, the PSCSC might take certain actions that impair the storm recovery property. As of the date of this prospectus, neither we nor DEC is aware of any pending legislation in the South Carolina legislature that would affect any provisions of the Financing Act. To date, there have been no reported U.S. federal or South Carolina cases addressing the repeal or amendment of securitization provisions analogous to those contained in the Financing Act. There have been cases in which U.S. federal courts have applied the Contract Clause of the United States Constitution or South Carolina courts have applied the Contract Clause of the South Carolina Constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of Bonds issued or contracts entered into by public instrumentalities or private issuers, or otherwise substantially impairing or eliminating the security for Bonds or other indebtedness or contractual obligations. Based upon this case law, Hunton Andrews Kurth LLP, counsel to DEC and DEC SC Storm Funding, expects to deliver an opinion with respect to applicable federal constitutional principles relating to the impairment of contracts, that (i) in a properly prepared and presented case, a reviewing court of competent jurisdiction would conclude that the state pledge constitutes a contractual relationship between the bondholders and the State of South Carolina, and (ii) in the event that the South Carolina legislature passes any law (or the PSCSC exercising legislative powers takes any action) prior to the time that the Bonds and related financing costs are fully paid and discharged that in either case alters, impairs, or reduces the value of the storm recovery property or the storm recovery charges, then, absent a demonstration by the State of South Carolina that such action or inaction is necessary to further a significant and legitimate public purpose, the bondholders (or the indenture trustee acting on their behalf) could successfully challenge, under the Contract Clause of the U.S. Constitution, the constitutionality of any such action or inaction that alters, impairs, or reduces the value of the storm recovery property or the storm recovery charges prior to the time that the Bonds are fully paid and discharged, provided that the repeal or amendment or the action or inaction would substantially impair the rights of the owners of the storm recovery property or the bondholders. Preliminary injunctive relief should be available under federal law to delay implementation of any such action or inaction hereafter taken and determined to alter, impair, or reduce the value of the storm recovery property or the storm recovery charges so as to cause such an impairment in violation of the Contract Clause of the U.S. Constitution, and, upon final adjudication of a claim challenging any such action or inaction, permanent injunctive relief should be available under federal law to prevent implementation thereof. Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. expects to deliver an opinion substantially to the same effect under the case law with respect to the Contract Clause of the South Carolina Constitution. Under South Carolina Law, preliminary injunctive relief, is available where a South Carolina state court hearing a request therefor finds (i) that the party requesting such injunctive relief has a likelihood of success on the merits, (ii) that such party will suffer irreparable harm if the preliminary injunctive relief is not granted, and (iii) that no adequate, alternative remedy at law exists; and a permanent injunction may be available if the party succeeds on the merits. It may be possible for the South Carolina legislature to repeal or amend the Financing Act or for the PSCSC to amend or revoke the financing order notwithstanding the pledge of the State of South Carolina, if the legislature or the PSCSC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting DEC’s service territory, or if the legislature otherwise acts in the valid exercise of the State of South Carolina’s police power.
In addition, any action of the South Carolina legislature adversely affecting the storm recovery property or the ability to collect storm recovery charges may be considered a taking under the United States Constitution or the South Carolina Constitution. Each of Hunton Andrews Kurth LLP and Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. has advised us that they are not aware of any U.S. federal or South Carolina court cases addressing the applicability of the Takings Clause of the United States Constitution or South Carolina Constitution in a situation analogous to that which would be involved in an amendment or repeal of the Financing Act. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Financing Act, since, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Hunton Andrews Kurth LLP expects to deliver an opinion to the effect that a court of competent jurisdiction, in a properly prepared and presented case, would hold that the Takings Clause of the U.S. Constitution would require the State of South Carolina to pay just compensation to the bondholders if a court determines that a repeal or amendment of the Financing Act, or any other action taken by the State of South Carolina in contravention of the state pledge, (a) completely deprived the bondholders of all economically beneficial use of the storm recovery property or (b) unduly interfered with the reasonable expectations of the bondholders arising from their investment in the Bonds. In determining what is an undue interference, a court would consider the nature of the governmental action, the economic impact of the governmental action on the bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations of the bondholders. Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. expects to deliver an opinion substantially to the same effect under the Takings Clause of the South Carolina Constitution. In examining whether action of the South Carolina legislature amounts to a regulatory taking, both U.S. federal and South Carolina courts will consider the character of the governmental action and whether such action substantially advances the legitimate governmental interests of the State of South Carolina, the economic impact of the governmental action on the bondholders and the extent to which the governmental action interferes with distinct investment-backed expectations. Even if such State action or inaction is treated as a taking and the State of South Carolina provides you with an amount deemed to be full compensation, that amount might not be sufficient for you to fully recover your investment.
Further, nothing in the state pledge precludes any limitation or alteration of the Financing Act or a financing order if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and of the holders of the Bonds. It is unclear what full compensation and full protection would be afforded to holders of the Bonds by the State of South Carolina if such limitation or alteration were attempted. Accordingly, no assurance can be given that any such provision would not adversely affect the market value of the Bonds, or the timing or receipt of payments with respect to such Bonds.
We cannot assure you that a repeal of or amendment to the Financing Act will not be sought or adopted or that any action or inaction by the State of South Carolina adverse to your investment in the Bonds will not occur. The servicer has agreed to take legal or administrative action, including instituting legal action, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of or amendment to the Financing Act or a modification of the financing order or storm recovery property. However, enforcement of any rights against the State of South Carolina or the PSCSC under the state pledge may be subject to the exercise of judicial discretion in appropriate cases and to the limitations on legal remedies against the State of South Carolina and local governmental entities in South Carolina. These limitations might include, for example, the necessity to exhaust administrative remedies prior to bringing suit in a court, or limitations on type and locations of courts in which the State of South Carolina or the PSCSC may be sued. See “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus. However, we cannot assure that the servicer would be able to take this action or that this action would be successful.
Except as described in “The Sale Agreement—Indemnification” in this prospectus, neither DEC, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Financing Act, that might affect the value of the Bonds.
The PSCSC might attempt to take actions which might reduce the value of your investment.
The Financing Act provides that the financing order issued to DEC is irrevocable upon the transfer of the storm recovery property to an assignee or the issuance of the Bonds, whichever is earlier, and is not subject to amendment, modification or termination by subsequent action of the PSCSC, except for the periodic true-up adjustments. Apart from the financing order, the PSCSC retains the power to adopt, revise or rescind rules or regulations affecting DEC or a successor utility. The PSCSC also retains the power to interpret and implement the financing order. Any new or amended regulations or orders by the PSCSC for example, could affect the ability of the servicer to collect the storm recovery charges in full and on a timely basis. The servicer has agreed to take legal or administrative action to resist any PSCSC rule, regulation or decision that would violate the state pledge. We cannot assure you that the servicer would be successful in its efforts. Thus, future PSCSC rules, regulations or decisions might adversely affect the rating of the Bonds, their price or the rate of storm recovery charge collections and, accordingly, the amortization of Bonds and their weighted average lives. As a result, you could suffer a loss of your investment.
The servicer is required to file with the PSCSC, on our behalf, periodic true-up adjustments of the storm recovery charges. Under the irrevocable financing order, the PSCSC will act to administratively approve the requested adjustment (including, if applicable, the correction of any mathematical or clerical error in such calculations) within 60 days of the date of the request for adjustment. However, true-up adjustments could be challenged or might not be approved in a timely manner, and such an event might adversely affect the market perception and valuation of the Bonds. Also, any such challenge or delay in approving a true-up adjustment could result in costly and time-consuming litigation, and such litigation could result in a shortfall or material delay in storm recovery charge collections. Please read “DEC’s Financing Order—True-Up Mechanism” and “The Servicing Agreement—The PSCSC’s True-Up Mechanism” in this prospectus.

In addition, any amendments to the basic documents that have a reasonable possibility to impact the rates borne by customers will require the satisfaction of the PSCSC condition. However, amendments could be challenged or might not be approved in a timely manner, and such an event might adversely affect the market perception and valuation of the Bonds. Also, any such challenge or delay in approving an amendment could result in delays in storm recovery charge collections.
The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the PSCSC or the State of South Carolina, or the servicer may be unsuccessful in any such attempt.
The servicer will agree in the servicing agreement to take any action or proceeding necessary to compel performance by the PSCSC and the State of South Carolina of any of their obligations or duties under the Financing Act or the financing order, including any actions reasonably necessary to block or overturn attempts to cause a repeal or modification of the Financing Act or the financing order. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the PSCSC or the State of South Carolina could negatively affect bondholders’ rights and result in a loss of their investment.
A municipal entity might assert the right to acquire portions of DEC’s electric distribution facilities and avoid payment of the storm recovery charges.
A municipality might bring a proceeding and allege that it has the right to acquire portions of an electric utility’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. If a municipality were to bring such a proceeding against DEC, DEC would first contest the municipality’s right to utilize eminent domain to acquire DEC’s electric distribution facilities. If the municipality was successful in such a proceeding, then after the final, non-appealable judgment, DEC would adhere to the covenant described below in the servicing agreement. A municipality may also seek to acquire portions of an electric utility’s electric distribution facilities by exercising a unilateral contract option to request a valuation and forced sale of the electric utility’s electric distribution facilities. There can be no assurance that one or more municipalities will not seek to acquire some or all of DEC’s electric distribution facilities while the Bonds remain outstanding. The Financing Act specifies that storm recovery charges approved by a financing order shall be collected by an electric utility as well as its “successors or assignees.” In the servicing agreement, DEC has covenanted to assert in an appropriate forum that any municipality that acquires any portion of DEC’s electric distribution facilities by eminent domain or by exercising a unilateral contract option, must be treated as a successor to DEC under the Financing Act and the financing order and that customers in such municipalities remain responsible for payment of storm recovery charges. However, the involved municipality might assert that it should not be treated as a successor to DEC for these purposes and that its distribution customers are not responsible for payment of storm recovery charges. In any case, DEC cannot assure you that the storm recovery charges will be collected from customers of municipally-owned utilities who were formerly customers of DEC and that such an occurrence might not affect the timing or receipt of payments with respect to your Bonds.
Neither DEC SC Storm Funding nor DEC is obligated to indemnify you for changes in law.
Neither we nor DEC nor any of their successors, assignees or affiliates will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Financing Act that might affect the value of your Bonds. DEC, as servicer, will agree in the servicing agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Financing Act that would be materially adverse to us, the indenture trustee or bondholders. However, we cannot assure you that DEC would be able to take this action or that this action would be successful. Although DEC or any successor assignee might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the Bonds invalidates the storm recovery property, such indemnification obligations do not apply for any changes in law after the date the Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Servicing Forecasting Risks
Inaccurate forecasting of electric consumption or collections might reduce scheduled payments on the Bonds.
The storm recovery charges are calculated based on forecasted customer usage. The amount and the rate of storm recovery charge collections will depend in part on actual electricity consumption and the timing of collections and write-offs. The financing order approves the methodology by which the storm recovery charges will be calculated and adjusted from time to time by the servicer pursuant to true-up adjustment letters submitted to the PSCSC as described below, which includes the allocation of cost responsibility among customer rate classes based upon the cost responsibilities approved in DEC’s most recently filed rate case. If the servicer inaccurately forecasts electricity consumption (including forecasts of electric consumption by customer rate classes) or underestimates customer delinquency or write-offs when setting or adjusting the storm recovery charges, there could be a shortfall or material delay in storm recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Bonds. Please read “DEC’s Financing Order—True-Up Mechanism” and “The Servicing Agreement—The PSCSC’s True-Up Mechanism” in this prospectus.
Inaccurate forecasting of electricity consumption by the servicer might result from, among other things:
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unanticipated weather or economic conditions, resulting in less electricity consumption than forecast;

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general economic conditions, such as a pandemic health event similar to that resulting from COVID-19, and their collateral consequences, including the disruption of global supply chains or the economic activity in DEC’s service territories causing customers to migrate from DEC’s service territory or reduce their electricity consumption;

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the occurrence of a natural disaster, such as a hurricane, wind storm, wild fire or an act of war or terrorism, cyber-attack or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption;

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unanticipated changes in the market structure of the electric industry;

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large customers unexpectedly ceasing business or departing DEC’s service territory;

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dramatic and unexpected changes in energy prices resulting in decreased electricity consumption;

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customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts, unanticipated increases in electric consumption efficiency, or if electricity by data centers is less than currently projected;

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differences or changes in forecasting methodology; or

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large customers switching to alternative sources of energy, including self-generation or co-generation of electric power in some cases without using DEC’s transmission or distribution system. Self-generators that receive no transmission or distribution service from DEC are not liable for the storm recovery charge. The Financing Act and financing order do not provide for exit fees to be charged to any customers that might leave the grid to self-generate.

Inaccurate forecasting of delinquencies or write-offs by the servicer could result from, among other things:
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unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater write-offs than expected or forcing DEC or a successor utility to grant additional payment relief to more customers;

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an unexpected change in law that makes it more difficult for DEC or a successor distribution company to terminate service to nonpaying customers, or that requires DEC or a successor to apply more lenient credit standards for customers; or

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the unexpected introduction into the energy markets, as a result of a fundamental change in the regulation of electric utilities in South Carolina, of alternative energy suppliers who are authorized to collect payments arising from the storm recovery charges, but who may fail to remit customer charges to the servicer in a timely manner.
Your investment in the Bonds depends on DEC or its successors or assignees acting as servicer of the storm recovery property.
DEC, as servicer, will be responsible for, among other things, calculating, billing, collecting and posting the storm recovery charges from customers, submitting requests to the PSCSC to adjust these charges, monitoring the collateral for the Bonds and taking certain actions in the event of non-payment by a customer. The indenture trustee’s receipt of collections in respect of the storm recovery charges, which will be used to make payments on Bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for storm recovery charge billings, collections and postings, as the same may be modified by any applicable current or future PSCSC regulations, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the indenture trustee in respect of the storm recovery charges might be delayed or reduced. In that event, our payments on the Bonds might be delayed or reduced.
If DEC SC Storm Funding needs to replace DEC as the servicer, DEC SC Storm Funding may experience difficulties finding and using a replacement servicer.
If DEC ceases to service the storm recovery property related to the Bonds, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than DEC, will need to receive approval from the PSCSC and might experience difficulties in collecting storm recovery charges and determining appropriate adjustments to the storm recovery charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might not be willing to perform except for fees higher than those approved in the financing order and might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to DEC as servicer. Although a true-up adjustment would be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of a true-up adjustment to adjust for that increase that might adversely affect distributions to bondholders. In the event of the commencement of a case by or against the servicer under Title 11 of the United States Code, as amended, or the Bankruptcy Code, or similar laws, we and the indenture trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.
Pursuant to the DEC intercreditor agreement among DEC, Duke Energy Carolinas NC Storm Funding LLC, us, the indenture trustee, the indenture trustee of the 2021 NC Storm Recovery Bonds, Duke Energy Carolinas NC Storm Funding II LLC, and the indenture trustee of the Proposed 2025 NC Storm Recovery Bonds that we and the indenture trustee intend to join, replacement of the servicer would require the agreement of the indenture trustee, the indenture trustee of the 2021 NC Storm Recovery Bonds and the indenture trustee of the Proposed 2025 NC Storm Recovery Bonds. In the event of a default by the servicer under the servicing agreement, if the respective indenture trustees of the Bonds, 2021 NC Storm Recovery Bonds and Proposed 2025 NC Storm Recovery Bonds are unable to agree on a replacement servicer, the indenture trustee would not be able to replace DEC or any successor as servicer. Any of these events could adversely affect the billing, collection and posting of the storm recovery charges and the value of your investment in the Bonds. See “The Servicing Agreement” in this prospectus.
In addition to the above, it is possible that DEC may, in the future, cause other subsidiaries to issue other securities, similar to the Bonds that are backed by charges owing from customers or similar types of property. DEC has covenanted in the sale agreement that, in the event of any issuance of that sort, it will also enter into a joinder to, or amend, the intercreditor agreements with the indenture trustee and the trustees for those other issuances, which would provide that the servicer for the Bonds and those other issuances must be one and the same entity. Any expansion of the intercreditor agreements to include those subsequent issuances could further impair the ability of the indenture trustee to appoint a successor servicer in the event of a servicer default.

Changes to billing, collection and posting practices might reduce the value of your investment in the Bonds.
The financing order specifies the methodology for determining the amount of the storm recovery charges we may impose. However, subject to any required PSCSC approval, the servicer may set its own billing, collection and posting arrangements with customers from whom it collects storm recovery charges, provided that these arrangements comply with any applicable PSCSC customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, the servicer may agree to extend a customer’s payment schedule, including the storm recovery charges. Also, subject to any required PSCSC approval, the servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of customer payments and might reduce storm recovery charge collections, thereby limiting our ability to make scheduled payments on the Bonds. Separately, the PSCSC might require changes to these practices. While the true-up adjustment is designed to ensure timely payment on the Bonds, any changes in billing, collection and posting practices or regulations might make it more difficult for the servicer to collect the storm recovery charges and adversely affect the value of your investment in the Bonds.
Cyberattacks and data security breaches could adversely affect DEC’s businesses.
Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication, magnitude and frequency of cyberattacks and data security breaches. DEC relies on the continued operation of sophisticated digital information technology systems and network infrastructure, which are part of an interconnected grid. Additionally, connectivity to the internet continues to increase through grid modernization and other operational excellence initiatives. Because of the critical nature of the infrastructure, increased connectivity to the internet and technology systems’ inherent vulnerability to disability or failures due to hacking, viruses, acts of war or terrorism or other types of data security breaches, DEC faces a heightened risk of cyberattack from foreign or domestic sources and have been subject, and will likely continue to be subject, to attempts to gain unauthorized access to information and/or information systems or to disrupt utility operations through computer viruses and phishing attempts either directly or indirectly through its material vendors or related third parties. In the event of a significant cybersecurity breach on either DEC or with one of our material vendors or related third parties, DEC could (i) have business operations disrupted, including the disruption of the operation of our assets and the power grid, collecting revenues or the recording, processing and/or reporting billing and collection information correctly, (ii) experience substantial loss of revenues, repair and restoration costs, penalties and costs for lack of compliance with relevant regulations, implementation costs for additional security measures to avert future cyberattacks and other financial loss and (iii) be subject to increased regulation, litigation and reputational damage all of which could materially affect DEC’s ability to bill and collect storm recovery charges or otherwise service the storm recovery property.
It might be difficult for successor servicers to collect the storm recovery charge from DEC’s customers.
Any successor servicer may bring an action against a customer for non-payment of the storm recovery charge, but only a successor servicer that is a successor electric utility may terminate service for failure to pay the storm recovery charge. Partial payment of monthly electric bills shall be allocated pro rata among the storm recovery charge and other charges on the bill. A successor servicer that does not have the threat of termination of service available to enforce payment of the storm recovery charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might reduce the value of your investment.
Risk Associated with the Unusual Nature of the Storm Recovery Property
Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected.
Under the Financing Act, the indenture and the series supplement, the indenture trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the storm recovery property securing the Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Bonds will be due and payable upon acceleration of the Bonds before maturity, we do not anticipate that the storm recovery charges will be adjusted beyond the periodic payment requirement and therefore storm recovery charges likely would not be sufficient to pay principal due and payable upon such an acceleration, and the nature of our business will result in principal of the Bonds being paid as funds become available. See “DEC’s Financing Order—True-Up Mechanism” in this prospectus. If there is an acceleration of the Bonds, all of the Bonds will be paid pro rata; therefore, some Bonds might be paid earlier than expected and some Bonds might be paid later than expected.
Risk Associated with Storms
Storm damage to DEC’s operations might impair payment of the Bonds.
DEC’s operations might be impacted by hurricanes, tropical storms, winter storms or wind storms. Transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of storm recovery charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the DEC service area, which could cause the per-kWh storm recovery charge to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the state pledge, might be defended on the basis of public necessity. Please read “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds—The Financing Act Contains a State Pledge” and “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future South Carolina legislative action might attempt to invalidate the Bonds or the storm recovery property” in this prospectus.
Risks Associated with Potential Bankruptcy of the Seller or the Servicer
For a more detailed discussion of the following bankruptcy risks, please read “Bankruptcy and Creditors’ Rights Issues” in this prospectus.
The servicer will commingle the storm recovery charges with other revenues it collects, including storm recovery charges from other securitizations, which might obstruct access to the storm recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the Bonds.
DEC, as servicer, will be required to remit estimated storm recovery charge collections to the indenture trustee no later than the second servicer business day of receipt. Prior to remitting such funds to the indenture trustee, the servicer will not segregate the storm recovery charges from the other funds it collects from customers, including amounts relating to the 2021 NC Storm Recovery Bonds or its general funds. The storm recovery charges will be estimated and segregated only when the servicer remits them to the indenture trustee.
Despite this requirement, the servicer might fail to remit the full amount of the storm recovery charges payable to the indenture trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of storm recovery charge collections available to make payments on the Bonds.
Absent a default under the servicing agreement, DEC will be required to remit estimated storm recovery charges to the indenture trustee. While DEC will be responsible for identifying and calculating the actual amount of storm recovery charges in the event of a default under the servicing agreement, it may be difficult for DEC to identify such charges, given existing limitations in its billing system.
The Financing Act provides that the priority of a lien and security interest perfected in recovery property is not impaired by the commingling of the funds arising from storm recovery charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Financing Act and might decline to recognize our right to collections of the storm recovery charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the storm recovery charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the Bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your Bonds and could materially reduce the value of your investment in the Bonds.
Bankruptcy of DEC or any successor or assignee could result in losses or delays in payments on the Bonds.
DEC, as seller, will represent and warrant in the sale agreement that the transfer of the storm recovery property to us under that sale agreement is a valid sale and assignment of that storm recovery property from the seller to us. The seller will also represent, warrant, and covenant that it will take the appropriate actions under the Financing Act to perfect a backup grant in the sold storm recovery property. The Financing Act provides that the transactions described in the sale agreement shall constitute a sale of the storm recovery property to us, and the seller and we will treat the transaction as a sale under applicable law, although for financial reporting and tax reporting purposes the transaction will be treated as debt of the seller. If the seller were to become a debtor in a bankruptcy case, and a party in interest (including the seller itself) were to take the position that the sale of the storm recovery property to us should be recharacterized as the grant of a security interest in such recovery property to secure a borrowing of the seller, delays in payments on the Bonds could result. If a court were to adopt such position, then further delays as well as reductions in payments on the Bonds could result.
Pursuant to the Financing Act and the financing order, upon the sale of the storm recovery property, the storm recovery property is created as a present property right, and it thereafter continuously exists as property for all purposes. Nonetheless, if the seller were to become the debtor in a bankruptcy case, a party in interest (including the seller itself) may take the position that, because the storm recovery charges are usage-based charges, recovery property comes into existence only as customers use electricity. If a court were to adopt this position, no assurance can be given that the court would not also rule that any storm recovery property relating to electricity consumed after the commencement of the seller’s bankruptcy case was not required to be transferred to us, thus resulting in delays or reductions of payments on the Bonds.
A bankruptcy court generally follows state property law on issues such as those addressed by the provisions described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of DEC refused to enforce one or more of the State of South Carolina’s property law provisions described above for this reason, the effect of this decision on you as a bondholder would be similar to the treatment you would receive in a bankruptcy of DEC if the Bonds had been issued directly by DEC, including without limitation possibly causing material delays in payment of, or losses on, your Bonds and possibly materially reducing the value of your investment in the Bonds. Specific examples of possible effects are set forth below. A decision by the bankruptcy court that, despite our separateness from DEC, our assets and liabilities and those of DEC should be substantively consolidated would have a similar effect on you as a bondholder.
The Issuing Entity has taken steps together with DEC, as the seller, to reduce the risk that in the event DEC or an affiliate of DEC were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of DEC or an affiliate. Such steps include, without limitation, provisions in our limited liability company agreement concerning entity separation and requiring an independent manager. Nonetheless, these steps might not be completely effective, and thus if DEC or an affiliate of DEC were to become a debtor in a bankruptcy case, a court may order that our assets and liabilities be substantively consolidated with those of DEC or the affiliate. This might cause material delays in payment of, or losses on, your Bonds and might materially reduce the value of your investment in the Bonds. For example:
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without permission from the bankruptcy court, the indenture trustee might be prevented from taking actions against DEC or recovering or using funds on your behalf or replacing DEC as the servicer;

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the bankruptcy court might order the indenture trustee to exchange the storm recovery property for other property, which might be of lower value;

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tax or other government liens on DEC’s property that arose after the transfer of the storm recovery property to us might nevertheless have priority over the indenture trustee’s lien and might be paid from storm recovery charge collections before payments on your Bonds;

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the indenture trustee’s lien might not be properly perfected in storm recovery property collections that were commingled with other funds of DEC collected from customers as of the date of DEC’s bankruptcy, or might not be properly perfected in all of the storm recovery property, including, without limitation, if all perfection requirements are not met, and the lien might therefore be set aside in the bankruptcy, with the result that your Bonds would represent only general unsecured claims against DEC;

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the bankruptcy court might rule that neither our property interest nor the indenture trustee’s lien extends to storm recovery charges in respect of electricity consumed after the commencement of DEC’s bankruptcy case, with the result that your Bonds would represent only general unsecured claims against DEC;

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we and DEC might be relieved of the obligation to make any payments on your Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the case;

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DEC might be able to alter the terms of your Bonds as part of its plan of reorganization;

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the bankruptcy court might rule that the storm recovery charges should be used to pay a portion of the cost of providing electric service;

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the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim of actual damages against DEC which might be expensive and difficult to prove;

Furthermore, if DEC enters bankruptcy proceedings, it might be permitted to stop acting as servicer with consent of the PSCSC, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the Bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the Bonds and on the value of the Bonds.
The sale of the storm recovery property might be construed as a financing and not a sale in a case of DEC’s bankruptcy which might delay or limit payments on the Bonds.
The Financing Act provides that the characterization of a transfer of storm recovery property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for U.S. federal or state tax purposes or financial reporting purposes. We and DEC will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of DEC, a party in interest in the bankruptcy might assert that the sale of the storm recovery property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the indenture trustee, be treated as a secured creditor of DEC in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against DEC. Even if we had a security interest in the storm recovery property, we would not likely have access to the related storm recovery charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the related storm recovery charge collections and therefore the amount and timing of funds available to us to pay bondholders.
If the servicer enters bankruptcy proceedings, transfers of the storm recovery charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the Bonds.
In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that storm recovery charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, the issuing entity may be considered an “insider” of the servicer. If the issuing entity is considered to be an “insider” of the servicer, any such remittance to the issuing entity made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, the issuing entity or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, the issuing entity would expect that the amount of any future storm recovery charges would be increased through the statutory true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the Bonds.
Claims against DEC or any successor seller might be limited in the event of a bankruptcy of the seller.
If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement likely would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.
The bankruptcy of DEC or any successor seller might limit the remedies available to the indenture trustee.
Upon an event of default for the Bonds under the indenture, the Financing Act permits the indenture trustee to enforce the security interest in the storm recovery property, as well as the statutory lien created by the Financing Act in the storm recovery property, in accordance with the terms of the indenture. In this capacity, and pursuant to the Financing Act and the financing order, the indenture trustee is permitted to request the PSCSC or a court to order the sequestration and payment to bondholders of all revenues arising with respect to the related storm recovery property. There can be no assurance, however, that a court would issue this order, after a DEC bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the indenture trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by a court, and an order requiring an accounting and segregation of the revenues arising from the storm recovery property. There can be no assurance that a court would grant either order.
Other Risks Associated with the Purchase of the Bonds
DEC’s obligation to indemnify DEC SC Storm Funding for a breach of a representation or warranty might not be sufficient to protect your investment.
DEC will be obligated under the sale agreement to indemnify us and the indenture trustee, for itself and on behalf of the bondholders, only in specified circumstances. DEC will not be obligated to repurchase the storm recovery property in the event of a breach of any of its representations, warranties or covenants regarding such storm recovery property. Similarly, DEC will be obligated under the servicing agreement to indemnify us and the indenture trustee, for itself and on behalf of the bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the indenture trustee nor the bondholders will have the right to accelerate payments on the related Bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture and series supplement as described in “Description of the Storm Recovery

Bonds—Events of Default; Rights Upon Event of Default.” Furthermore, DEC might not have sufficient funds available to satisfy its indemnification obligations, and the amount of any indemnification paid by DEC might not be sufficient for you to recover all of your investment in the Bonds. In addition, if DEC becomes obligated to indemnify bondholders, the ratings on the Bonds might be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of DEC with respect to any of these indemnification amounts. DEC will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the Bonds, or for any consequential damages, including any loss of market value of the Bonds resulting from a default or a downgrade of the ratings of the Bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “—Indemnification” in this prospectus.
DEC may sponsor additional issuances of storm recovery bonds.
DEC may in its sole discretion sell storm recovery property or property similar to the storm recovery property, created by a separate financing order to one or more entities other than the issuing entity in connection with the issuance of additional storm recovery bonds or obligations similar to the storm recovery bonds without your prior review or approval. In addition, any new issuance would be offered pursuant to a separate registration statement and may include terms and provisions that would be unique to that particular issuance. DEC has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of a joinder or an amendment to the intercreditor agreements are condition precedents to the sale of additional storm recovery property or similar property consisting of nonbypassable charges payable by customers comparable to the storm recovery property to another entity. Please read “Intercreditor Agreements” and “Sale Agreement—Covenants of the Seller” in this prospectus.
The credit ratings are no indication of the expected rate of payment of principal on the Bonds.
We expect the Bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (“NRSRO”). A rating is not a recommendation to buy, sell or hold the Bonds. The ratings merely analyze the probability that we will repay the total principal amount of the Bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the Bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (the “hired NRSRO”) may issue ratings on the Bonds (“unsolicited ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the Bonds. Issuance of any unsolicited rating will not affect the issuance of the Bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of DEC, us, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if we or DEC fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the Bonds, a hired NRSRO could withdraw its ratings on the Bonds, which could adversely affect the market value of your Bonds and/or limit your ability to resell your Bonds.
The Bonds’ credit ratings might affect the market value of your Bonds.
A downgrading of the credit ratings of the Bonds might have an adverse effect on the market value of the Bonds. Credit ratings might change at any time and an NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the Bonds may result in the Bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the Bonds and result in lower prices and a less liquid trading market for the Bonds.
Technological change might make alternative energy sources more attractive in the future.
Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility’s distribution facilities for increasing numbers of retail customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of retail customers. Moreover, an increase in self-service power may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Those customers who self-generate will also be subject to pay storm recovery charges, but only to the extent of electricity ultimately delivered by means of DEC’s facilities. Technological developments might allow greater numbers of retail customers to reduce or even altogether avoid storm recovery charges under such provisions through on-site generation and storage. This might reduce the kilowatt-hours of electric energy delivered to retail customers by means of DEC’s transmission and distribution facilities, thereby causing storm recovery charges to the remaining retail customers to increase.
Absence of a secondary market for the Bonds might limit your ability to resell Bonds.
The underwriters for the Bonds might assist in resales of such Bonds but they are not required to do so. A secondary market for the Bonds might not develop. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your Bonds. We do not anticipate that any Bonds will be listed on any securities exchange. Please read “Plan of Distribution (Conflicts of Interest)” in this prospectus.
You might receive principal payments for the Bonds later than you expect.
The amount and the rate of collection of the storm recovery charges for the Bonds will be impacted by the actual electric usage by customers and collections from customers’ electricity bills by the servicer and, together with the related storm recovery charge adjustments, will generally determine whether there is a delay in the scheduled repayment of bond principal. If the servicer collects the storm recovery charges at a slower rate than expected, it shall have to request adjustments of the storm recovery charges to correct for those delays. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.
DEC’s credit ratings might affect the market value of your Bonds.
Although DEC is not an obligor on the Bonds, a downgrading of DEC’s current credit ratings might have an adverse effect, at least temporarily, on the market value of the Bonds. Credit ratings might change at any time. A rating agency has the authority to revise or withdraw its rating based solely upon its own judgment.
The ratings are no indication of the expected rate of payment of principal on the Bonds and DEC SC Storm Funding might pay principal of the Bonds later than expected.
The Bonds will be rated by one or more established rating agencies. A rating is not a recommendation to buy, sell or hold the Bonds. The ratings merely analyze the probability that we will repay the total principal amount of such tranche of the Bonds at its final maturity date (which is later than the expected final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule. Thus, we might repay the principal of your Bonds later than you expect, which might materially reduce the value of your investment.
Regulatory provisions affecting certain investors could adversely affect the liquidity of the Bonds.
Prospective investors in the Bonds should be aware of Regulation (EU) 2017/2402 of the European Parliament and of the council of December 12, 2017 (as amended, the “EU Securitization Regulation”)

which has direct effect in member states of the European Union (“EU”), is expected to be implemented in other countries in the EEA, and applies to certain EU-regulated investors.
Prospective investors in the Bonds should also be aware of the framework for the regulation of securitizations in the UK, which comprises (A) the UK Securitisation Regulations 2024 (the “UK Securitization Framework”), (B) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority (“FCA”), (C) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (“PRA”) of the Bank of England, and (D) relevant provisions of the Financial Services and Markets Act 2000 (each as amended, supplemented or replaced from time to time).
Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” as defined in the EU Securitization Regulation (the “EU Due Diligence Requirements”) by an EU-regulated “institutional investor”, defined in the EU Securitization Regulation to include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC (“UCITS”), and management companies as defined in that Directive; and (e) credit institutions and investment firms as defined in Regulation (EU) No 575/2013 (the “EU CRR”). The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates thereof, wherever established or located, of institutions or entities that are subject to the EU CRR) (each such entities or affiliates, together with all institutional investors referred to in this paragraph, “EU Institutional Investors”).
Article 5 of the UK Securitization Framework places certain conditions on investments in a “securitisation” as defined in the UK Securitization Framework (the “UK Due Diligence Requirements” and, together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this Registration Statement to “the applicable Due Diligence Requirements” shall mean such Due Diligence Requirements to which a particular Institutional Investor is subject)) by an “institutional investor”, defined in the UK Securitization Framework to include: (a) insurance undertakings and reinsurance undertakings as defined in section 417(1) of the FSMA; (b) institutions for occupational retirement provision falling within the scope of section 417(1) of the FSMA; (c)trustees and managers of occupational pension schemes as defined in section 1(1) of the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (d) an AIFM (as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013(5)) which markets or manages AIFs in the UK, and small registered UK AIFMs (as defined in such Regulations); (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm or a FCA investment firm, each as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013 as it forms part of the domestic law of the UK by virtue of the EUWA (the “UK CRR”) (and. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates thereof, wherever established or located, of such UK CRR firms) (each such entities that are subject to the UK CRR (such affiliates, together with all institutional investors referred to in this paragraph, “UK Institutional Investor” and together with EU Institutional Investors, the “Institutional Investors”)”.
Pursuant to, among other things, the EU Due Diligence Requirements, an Institutional Investor must and the UK Due Diligence Requirements provide that, prior to investing in a securitisation among other things, verify that (i), an EU Institutional Investor or a UK Institutional Investor, as applicable, is required to verify that: (a) in each case, where the originator or original lender is established outside the EU, the EEA or the UK, as applicable, the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes in order to ensure that credit-granting requirements are satisfied is based on a thorough assessment of the obligor’s creditworthiness; (ii) in each case, the originator, sponsor or original lender retains on an ongoing basis (or, in the case of UK Institutional Investors, continually retains) a material net economic interest in the securitisation which, in any event, will not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation or the UK Securitization Framework, and discloses that risk retention; (iii) in the case of an EU Institutional Investor, the originator, sponsor or relevant securitisation special purpose entity has, where applicable, made available the information as required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article; and (iv) in the case of a UK Institutional Investor, the originator, sponsor or relevant securitization special purpose entity, if established in a third country, has, where applicable, has made available sufficient information which is substantially the same as that which it would have made available under Article 7 of the UK Securitization Framework. Furthermore, an Institutional Investor must be able to demonstrate that it has undertaken certain due diligence with respect to various matters, including the risk characteristics of its investment position and the underlying assets, and that procedures are established for such activities to be monitored to enable the institutional investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate.
Each of the EU Due Diligence Requirements and the UK Due Diligence Requirements further require that an EU Institutional Investor or UK Institutional Investor, respectively, carry out a due diligence assessment which enables it to assess the risks involved prior to investing, including but not limited to the risk characteristics of the individual investment position and the underlying assets and all the structural features of the securitisation that can materially impact the performance of the investment. In addition, each of the EU Due Diligence Requirements and the UK Due Diligence Requirements require that, while holding an exposure to a securitisation, an EU Institutional Investor or a UK Institutional Investor, as applicable, is subject to various monitoring obligations in relation to such exposure, including but not limited to: (i) establishing appropriate written procedures to monitor compliance with the aforementioned due diligence requirements and the performance of the investment and of the underlying assets, (ii) performing stress tests on the cash flows and collateral values supporting the underlying assets, (iii) ensuring certain internal reporting to its management body (or equivalent), and (iv) being able to demonstrate to its relevant regulatory authorities, upon request, that it has a comprehensive and thorough understanding of the investment and underlying assets and that it has implemented written policies and procedures for the risk management of the investment and as otherwise required by the EU Due Diligence Requirements or the UK Due Diligence Requirements, as applicable.
Neither we nor DEC believe that the Bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation or the UK Securitization Framework as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, such transactions are not subject to the European Securitization Rules or the UK Securitization Framework. As such, neither we nor DEC, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Framework. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the European Securitization Rules or the UK Securitization Framework to which such investor (or other person) may be subject at any time.
However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation or the UK Securitization Framework, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitization Rule or UK Securitization Framework (as applicable) with respect to an investment in the Bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.
Consequently, the Bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the Bonds in the secondary market may be adversely affected. Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK Securitization Framework, and the suitability of the Bonds for investment. Neither we nor DEC, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the European Securitization Rules, the UK Securitization Framework or any other applicable legal, regulatory or other requirements.
If the investment of collected storm recovery charges and other funds held pursuant to the indenture and the series supplement in the collection account results in investment losses or the investments become illiquid, you might receive payment of principal of and interest on the Bonds later than you expect.
Funds held pursuant to the indenture and the series supplement in the collection account will be invested in eligible investments. Eligible investments include money market funds having a rating from Moody’s Investors Service, Inc. (or any successor in interest), or Moody’s, and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (or any successor in interest), or S&P, of P-1 and A-1, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity are experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Bonds.

DEC’S REVIEW OF STORM RECOVERY PROPERTY
Pursuant to the rules of the SEC, DEC, as sponsor, has performed, as described below, a review of the storm recovery property underlying the Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the storm recovery property is accurate in all material respects. DEC did not engage a third party in conducting its review.
The Bonds will be secured under the indenture by the storm recovery bond collateral. The principal asset of the indenture’s trust estate is the storm recovery property relating to the Bonds. The storm recovery property is a present property right authorized and created pursuant to Financing Act and the financing order. The storm recovery property includes the right to impose, bill, charge, collect and receive nonbypassable irrevocable storm recovery charges in amounts necessary to pay principal on and interest of the Bonds and other required amounts and charges owing in connection with the Bonds, the right under the financing order to obtain true-up adjustments of storm recovery charges under Financing Act (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) and all revenue, collections, claims, right to payments, payments, money and proceeds arising out of the rights and interests created under the financing order. Under the Financing Act and the financing order, the storm recovery charges are payable by all existing and future customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC-approved rate schedules or under special contracts, even if a customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in South Carolina subject to limited exception in the financing order that exempts certain customers in Greenwood, South Carolina receiving electric service pursuant to legacy rates.
The storm recovery property is not a receivable, and the principal collateral securing the Bonds is not a pool of receivables. Storm recovery charges that relate to the storm recovery property are irrevocable and not subject to reduction, impairment, postponement, termination or, except for the specified true-up adjustments to correct any overcollections or undercollections, adjustment by further action of the PSCSC. The rates at which storm recovery charges are billed to customers will be adjusted to correct any overcollections or undercollections from prior periods. These adjustments are intended to ensure the recovery of revenues sufficient to retire the principal amount of the Bonds in accordance with the expected sinking fund schedule, to pay all interest on the Bonds when due, to pay fees and expenses of servicing the Bonds and premiums, if any, associated with the Bonds and to fund any required credit enhancement for the Bonds. In addition to the semi-annual true-up adjustments, the servicer is also required to implement (a) quarterly true-up adjustments, beginning twelve (12) months prior to the latest scheduled final payment date, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the Bonds and other required amounts and charges owing in connection with the Bonds on the next payment date. There is no cap on the level of storm recovery charges that may be imposed on electric customers as a result of the true-up mechanism to pay principal of and interest on the Bonds when due and other required amounts and charges owing in connection with the Bonds. All revenues and collections resulting from storm recovery charges provided for in the financing order are part of the storm recovery property. The storm recovery property relating to the Bonds is described in more detail under “The Storm Recovery Property and the Financing Act” in this prospectus.
In the financing order, the PSCSC, among other things:
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orders that the owner of storm recovery property is authorized to impose, bill, charge, collect, receive and adjust from time to time (as described in the financing order) a storm recovery charge to be collected on a per kWh basis from all applicable customer rate classes until the Bonds are paid in full and all other costs of the Bonds have been recovered in full;

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orders that such storm recovery charges shall be in amounts sufficient to ensure the timely recovery of DEC’s storm recovery costs and financing costs including the payment of principal of and interest on the Bonds;

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orders that upon the transfer of the storm recovery property to us by DEC, we will have (i) all rights and interest of DEC with respect to the storm recovery property including, without limitation, the right to impose, bill, charge, collect and receive storm recovery charges authorized by the financing order and to obtain periodic adjustments to the storm recovery charges and (ii) all revenues, collections, claims, rights to payments, payments, money or proceeds with respect thereto; and

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reaffirms that it shall not take or permit any action that impairs or would impair the value of storm recovery property or revise the storm recovery costs for which recovery is authorized, in any way impair the rights and remedies of the bondholders, assignees and other financing parties or, except for the true-up adjustment, reduce, alter, or impair storm recovery charges that are to be imposed, billed, collected, charged and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related Bonds have been paid and performed in full.

Please read “The Storm Recovery Property and the Financing Act” and “DEC’s Financing Order” in this prospectus for more information.
The characteristics of storm recovery property are unlike the characteristics of assets underlying mortgage and other commercial asset based financings because storm recovery property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of storm recovery property and many elements of storm recovery bond financings are set forth in and constrained by the Financing Act and the financing order, DEC, as sponsor, does not select the assets to be pledged as collateral in ways common to many traditional asset-based financings. Moreover, the Bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Financing Act and the financing order require the imposition on, and collection of storm recovery charges from, existing and future customers. Since the storm recovery charges are assessed against all such customers and the true-up mechanism adjusts for the impact of customer defaults, the collectability of the storm recovery charges is not ultimately dependent upon the credit quality of particular DEC customers, as would be the case in the absence of the true-up adjustment.
The review by DEC of the storm recovery property underlying the Bonds has involved a number of discrete steps and elements as described in more detail below. First, DEC has analyzed and applied the Financing Act’s requirements for recovering storm recovery costs and approval of the PSCSC for the issuance of the financing order and in its proposal with respect to the characteristics of the storm recovery property to be created pursuant to the financing order. In preparing this proposal, DEC worked with its counsel and its structuring advisor in preparing the application for a financing order. DEC has analyzed economic issues and practical issues for the scheduled payment of principal of and interest on the Bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.
In light of the unique nature of the storm recovery property, DEC has taken (or, prior to the offering of the Bonds, will take) the following actions in connection with its review of the storm recovery property and the preparation of the disclosure for inclusion in this prospectus describing the storm recovery property, the Bonds and the proposed financing transaction:
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reviewed the Financing Act, other relevant provisions of South Carolina statutes and any applicable rules, regulations and orders of the PSCSC as they relate to the storm recovery property in connection with the preparation and filing of the application with the PSCSC for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

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actively participated in the proceeding before the PSCSC relating to the approval of the requested financing order;

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compared the process by which the financing order was adopted and approved by the PSCSC to the Financing Act and any applicable rules and regulations of the PSCSC as they relate to the storm recovery property to confirm that it met such requirements;

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compared the proposed terms of the Bonds to the applicable requirements in the Financing Act, other relevant provisions of South Carolina statutes, the financing order and any applicable regulations of the PSCSC to confirm that they met such requirements;

•
prepared and reviewed the agreements to be entered into in connection with the issuance of the Bonds and compared such agreements to the applicable requirements in the Financing Act, other relevant provisions of South Carolina statutes, the financing order and any applicable regulations of the PSCSC to confirm that they met such requirements;
•
reviewed the disclosure in this prospectus regarding the Financing Act, other relevant provisions of South Carolina statutes, the financing order and the agreements to be entered into in connection with the issuance of the Bonds, and compared such descriptions to the relevant provisions of the Financing Act, other relevant provisions of South Carolina statutes, the financing order and such agreements to confirm the accuracy of such descriptions;

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consulted with legal counsel to assess if there is a basis upon which the bondholders (or the indenture trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of South Carolina (including action by the PSCSC) that could repeal or amend the provisions of the Financing Act in a way that could substantially impair the value of the storm recovery property, or substantially reduce, alter or impair the storm recovery charges;

•
reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including billing, collecting, receiving and posting the storm recovery charges to be provided for under the storm recovery property, forecasting storm recovery charges, and preparing and filing applications for true-up adjustments to the storm recovery charges;

•
reviewed the operation of the true-up adjustment for adjusting storm recovery charge levels to meet the scheduled payments on the Bonds and in this context took into account its experience with the PSCSC; and

•
with the assistance of its advisors, prepared financial models in order to set the initial storm recovery charges to be provided for under the storm recovery property at levels expected to be sufficient to pay principal of and interest on the Bonds when due and other required amounts and charges owing in connection with the Bonds.

In connection with the preparation of such models, DEC:
•
reviewed (i) the historical electric consumption and customer growth within its service territory and (ii) forecasts of expected energy sales and customer growth; and

•
analyzed the sensitivity of the weighted average life of the Bonds in relation to variances in actual energy consumption levels and related charge collections from forecasted levels and in relation to the true-up adjustment in order to assess the probability that the weighted average life of the Bonds may be extended as a result of such variances, and in the context of the operation of the true-up adjustment for adjustment of storm recovery charges to address undercollections or overcollections in light of scheduled payments on the Bonds to prevent an event of default.

As a result of this review, DEC has concluded that:
•
the storm recovery property, the financing order and the agreements to be entered into in connection with the issuance of the Bonds meet in all material respects the applicable statutory and regulatory requirements;

•
the disclosure in this prospectus regarding the Financing Act, other relevant provisions of South Carolina statutes, the financing order and the agreements to be entered into in connection with the issuance of the Bonds is, as of its respective date, accurate in all material respects and fails to omit any material information;

•
the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

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storm recovery charges, as adjusted from time to time as provided in the Financing Act and the financing order, are expected to generate sufficient revenues to pay principal of and interest on the Bonds when due and other required amounts and charges owing in connection with the Bonds; and

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the design and scope of DEC’s review of the storm recovery property as described above is effective to provide reasonable assurance that the disclosure regarding the storm recovery property in this prospectus is accurate in all material respects.

THE STORM RECOVERY PROPERTY AND THE FINANCING ACT
The Storm Recovery Property
In general terms, all of the rights and interests of DEC that relate to the Bonds under the financing order, upon transfer to us pursuant to the sale agreement, are referred to in this prospectus as the storm recovery property. The storm recovery property includes the right to impose, bill, charge, collect and receive, through the storm recovery charges payable by existing and future customers who receive electric transmission or distribution service, or both, from DEC or its successors or assignees under rate schedules approved by the PSCSC or under special contracts, including the State of South Carolina and other governmental entities, an amount sufficient to pay principal and interest and other amounts in connection with the Bonds. The Financing Act provides that the right to collect payments based on the storm recovery charge is a present property right that may be pledged, assigned or sold in connection with the issuance of the Bonds.
The storm recovery property is not a receivable, and the principal collateral securing the Bonds is not a pool of receivables.
During 2024, approximately 33% of DEC’s total South Carolina retail billed electric consumption was by residential customers, approximately 28% was by general service customers and approximately 38% was by commercial customers, with other entities comprising approximately 1%. Except in their capacity as customers, neither the State of South Carolina nor any political subdivision, agency, authority or instrumentality of the State of South Carolina, nor any other entity, will be obligated to provide funds for the payment of principal of and interest on the Bonds.
Storm recovery charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the PSCSC, except for at least semi-annual true-up adjustments that are necessary to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the Bonds when due and other financing costs and other required amounts and charges payable in connection with the Bonds. Please read “DEC’s Financing Order—True-Up Mechanism” in this prospectus. All revenues resulting from storm recovery charges are part of the storm recovery property.
The storm recovery property relating to the Bonds is described in more detail under “The Sale Agreement—Sale and Assignment of the Storm Recovery Property” in this prospectus.
The aggregate principal amount of Bonds that may be issued pursuant to the financing order may not exceed the Securitizable Balance on the date of issuance. The servicer will bill and collect storm recovery charges allocable to the Bonds and will remit the collections to the indenture trustee.
Because the amount of storm recovery charge collections will depend in part on the amount of electricity consumed by customers of DEC or its successor, the amount of collections may vary from year to year. Please read “Duke Energy Carolinas, LLC” in this prospectus.
Under the Financing Act, if a default or termination occurs under the terms of the Bonds, the indenture trustee or the holders of the Bonds may foreclose on or otherwise enforce their lien and security interest in the storm recovery property.
However, in the event of foreclosure, there is likely to be a limited market, if any, for the storm recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
The Financing Act Authorizes Utilities to Recover Storm Recovery Costs Through the Issuance of Storm
   Recovery Bonds
The Financing Act authorizes public utilities in the State of South Carolina to petition the PSCSC for financing orders that authorize, among other things,

•
The issuance of storm recovery bonds;

•
The creation of storm recovery property; and

•
The imposition, collection, and periodic adjustments of storm recovery charges.

The Financing Act gives an electric utility the opportunity to finance the recovery of storm recovery costs it has incurred or expects to incur and storm recovery costs deemed reasonable and prudent by the PSCSC through a final order approving a settlement or other final order issued by the PSCSC.
In order to finance their storm recovery costs and financing costs, South Carolina utilities may petition for a financing order under the Financing Act. As described below, DEC petitioned for the second such financing order, which was issued by the PSCSC on August 1, 2025, which became final and no longer subject to appeal on September 2, 2025.
The Financing Act Provides for the Issuance of a Financing Order
The Financing Act authorizes the PSCSC to issue a financing order. A financing order provides for the creation of storm recovery property, including the right to impose, bill, charge, collect and receive the storm recovery charges and for the issuance of storm recovery bonds.
In addition, a financing order will:
•
authorize the transfer of storm recovery property to an issuing entity to secure storm recovery bonds;

•
set forth procedures for establishing the initial storm recovery charges and for periodic true-up adjustments to storm recovery charges in the event of overcollection or undercollection of storm recovery charges. In accordance with the Financing Act, within sixty days after receiving a true-adjustment letter from the servicer, the PSCSC shall either approve the request or inform the servicer of a mathematical or clerical error. If the PSCSC informs the servicer of mathematical or clerical errors in its calculation, the electrical utility may correct its error and refile its request;

•
remain in effect until the storm recovery bonds issued pursuant to the financing order have been paid in full or defeased and, in each case, the PSCSC-approved financing costs of such Bonds have been recovered in full; and

•
remain in effect and unabated notwithstanding the reorganization, bankruptcy, or other insolvency proceedings, merger, or sale of the electric utility or its successors or assignees.

Having issued the financing order, the PSCSC may not, in exercising its powers and carrying out its duties regarding any matter within its authority, (i) consider storm recovery bonds issued pursuant to the financing order to be the debt of DEC other than for U.S. federal income tax purposes, (ii) consider the storm recovery charges paid under the financing order to be the revenue of DEC for any purpose, or (iii) consider the storm recovery costs or financing costs specified in the financing order to be the costs of DEC, nor may the PSCSC determine any action taken by DEC which is consistent with the financing order to be unjust or unreasonable.
The Financing Act Provides for the Creation of Storm Recovery Property to Secure the Bonds
The Financing Act authorizes the PSCSC, through issuance of a financing order, to provide for the creation of storm recovery property to secure repayment of storm recovery bonds. Storm recovery property is defined under the Financing Act as all of the following:
(i)   all rights and interests of an electric utility or its successor or assignee under a financing order, including the right to impose, bill, charge, collect and receive storm recovery charges authorized in the financing order and to obtain periodic adjustments to such storm recovery charges as provided in the financing order, and
(ii)   all revenues, collections, claims, rights to payment, payments, money or proceeds arising from the rights and interests specified in the financing order, regardless of whether such revenues, collections, claims, rights to payment, payments, money or proceeds are imposed, billed, received, collected or maintained together with or commingled with other revenues, collections, rights to payment, payments, money or proceeds.
Pursuant to the Financing Act and a financing order, the owner of storm recovery property is authorized to impose and collect a nonbypassable, consumption based, storm recovery charge, which charges shall be paid by all existing and future customers receiving transmission or distribution service, or both, from the electric utility (or its successors or assignees) under PSCSC-approved rate schedules or under special contracts (i.e., contracts with large industrial users), even if the customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in South Carolina. Under current law, customers of South Carolina electric utilities cannot buy their electricity from alternative electric suppliers. DEC has not entered into any special contracts with its retail customers.
The storm recovery charges authorized to be imposed and collected pursuant to the Financing Act and a financing order are designed to recover (among other financing costs) all principal of and interest on the Bonds, and any other costs of issuing, supporting, repaying, refunding and servicing such Bonds, as more fully described below.
The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds
The Financing Act contains a number of provisions designed to facilitate the recovery of storm recovery costs and the issuance of storm recovery bonds.
A Financing Order is Irrevocable.   Once storm recovery bonds have been issued or storm recovery property has been transferred under an effective financing order, the financing order, together with the storm recovery charges established in the financing order, are irrevocable and not subject to amendment, modification or termination by the PSCSC. The only exception is for periodic true-up adjustments pursuant to the Financing Act in order to correct overcollections or undercollections of storm recovery charges and to ensure that sufficient funds are available for payments of principal of and interest on the storm recovery bonds when due and other financing costs and required amounts and charges payable in connection with such Bonds. Unlike the citizens of certain other states, the citizens of South Carolina currently do not have the constitutional right to adopt or revise state laws by initiative or referendum. Thus, absent an amendment of the South Carolina Constitution, the Financing Act cannot be amended or released by direct action of the electorate of South Carolina.
The Financing Act Contains a State Pledge.   Under the Financing Act, the State of South Carolina and its agencies, including the PSCSC, has pledged to storm recovery bondholders, that it will not (i) alter the provisions of the Financing Act that make the storm recovery charges imposed by a financing order irrevocable, binding and nonbypassable, (ii) take or permit any action that impairs or would impair the value of the storm recovery property, (iii) impair the rights and remedies of the holders, assignees, and other financing parties or (iv) except for “true-up” adjustments discussed in the following paragraph, reduce, alter, or impair the storm recovery charges to be imposed, billed, charged, collected and remitted for the benefit of the holders of storm recovery bonds until any and all principal, interest, other financing costs and other fees, expenses, or charges incurred, and any contracts to be performed in connection with the storm recovery bonds, have been paid in full. This state pledge does not preclude any limitation or alteration of the Financing Act or a financing order if “full compensation” is made by law for the “full protection” of the storm recovery charges collected pursuant to a financing order and of the holders of the storm recovery bonds or any financing party entering into a contract with the electric utility. Further, even after a financing order is effective, the PSCSC retains the power to interpret the financing order. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
Storm Recovery Charge Adjustments.   The Financing Act requires the PSCSC to provide a formula-based true-up mechanism pursuant to which the storm recovery charges are to be reviewed and adjusted at least semi-annually such review by the PSCSC being limited to review of mathematical or clerical errors. The purposes of these adjustments are:
•
to correct any overcollections or undercollections of the charges during the preceding remittance period, and

•
to otherwise ensure the collection of storm recovery charges sufficient to provide for the timely payments of scheduled principal of and interest on the storm recovery bonds, financing costs and other required amounts and charges payable in connection with the storm recovery bonds approved under the financing order.

Neither the Financing Act nor the financing order imposes any cap on the size of storm recovery charges.
Transmission and Distribution Customers Cannot Avoid Storm Recovery Charges—Nonbypassable.   The Financing Act provides that the storm recovery charges are nonbypassable. The charges will be collected from all existing and future South Carolina customers receiving transmission or distribution service, or both, from the utility or its successors or assignees under PSCSC-approved rate schedules or under special contracts, even if the customer elects to purchase electricity from an alternative electric supplier following a fundamental change in regulation of public utilities in the State of South Carolina. Self-generators that receive no transmission or distribution service from DEC are not liable for the storm recovery charge. The Financing Act and the financing order do not provide for exit fees to be charged to any customers that might leave the grid to self-generate.
Any successor to DEC, whether pursuant to any reorganization, bankruptcy, or other insolvency proceeding or whether pursuant to any merger or acquisition, sale, or other business combination, or transfer by operation of law, as a result of electric utility restructuring or otherwise, is required to cooperate with the servicer in performing and satisfying all obligations of, and will have the same rights under the financing order as, DEC in the same manner and to the same extent as DEC, including cooperating with the servicer in collecting and paying to us the revenues, collections, payments or proceeds of the storm recovery property.
The Financing Act Protects the Lien on Storm Recovery Property for the Benefit of Bondholders.   The Financing Act governs whether the transfer of storm recovery property from the electric utility to an issuer of Bonds will be enforceable and will be perfected under South Carolina law and whether the security interest granted by us to the indenture trustee in the storm recovery property will be perfected under South Carolina law. The Financing Act provides that a transfer of an interest in storm recovery property to an assignee is enforceable only upon all of the following items having been attained:
•
the issuance of the financing order,

•
the seller having rights in the storm recovery property or the power to transfer rights in the storm recovery property to an assignee,

•
transfer documents having been executed and delivered to the assignee in connection with the issuance of Bonds, and

•
the receipt of value for the storm recovery property.

A transfer of or security interest in the storm recovery property is perfected by means of a filing under the Financing Act. Upon perfection, the lien attaches both to storm recovery property and to all proceeds of storm recovery property, whether the related storm recovery charges have accrued or not. Perfection of the indenture trustee’s security interest in the storm recovery property is necessary in order to establish the priority of the indenture trustee’s security interests over claims of other parties to the storm recovery property.
The Financing Act provides that the priority of a security interest in storm recovery property will not be impaired by commingling of funds arising from storm recovery property with other funds among other things.
The Financing Act further provides that any other security interest that may apply to such funds, other than a security interest perfected in accordance with the Financing Act, are terminated when such funds are transferred to a segregated account for the assignee or a financing party.
The Financing Act Provides that the Transfer of Storm Recovery Property Is a True Sale.   The Financing Act provides that an electric utility’s transfer of storm recovery property is a “true sale” and is not a pledge of or a secured transaction relating to the electric utility’s right, title and interest in the storm recovery property

(other than for U.S. federal and state income and franchise tax purposes) and that legal and equitable title passes to the transferee, if the agreement governing that transfer expressly states that the transfer is a sale or other absolute transfer. The Financing Act provides that the transfer as a true sale is not affected by:
•
commingling of amounts arising with respect to the storm recovery property with other amounts;

•
retention by the seller of (i) a partial or residual interest, including an equity interest, in the storm recovery property, whether direct or indirect, or whether subordinate or otherwise or (ii) the right to recover costs associated with taxes, franchise fees, or license fees imposed on the collection of storm recovery charges;

•
any recourse that the transferee may have against the electric utility;

•
any indemnification rights, obligations, or repurchase rights made or provided by the electric utility;

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the obligation of the electric utility to collect storm recovery charges on behalf of an assignee;

•
the seller acting as servicer of the storm recovery charges;

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the treatment of the sale, conveyance, assignment, or other transfer for tax, financial reporting, or other purposes;

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granting or providing to holders of the Bonds a preferred right to the storm recovery property or credit enhancement by the electric utility or its affiliates with respect to the related Bonds; or

•
any application of the formula-based adjustment mechanism.

Please read “Risk Factors—Risks Associated with Potential Bankruptcy of the Seller or the Servicer” and “Bankruptcy and Creditors’ Rights Issues” in this prospectus.
The Bonds are Legal Investments for South Carolina Investors that Require Statutory Authority
Under the Financing Act, the following South Carolina entities may legally invest any sinking funds, moneys, or other funds belonging to them or under their control in the Bonds:
•
the South Carolina Pooled Investment Fund established pursuant to Section 6-6-10 of the SC Code of Laws Annotated;

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banks and bankers, savings and loan associations, credit unions, trust companies, savings banks and institutions, investment companies, insurance companies, insurance associations, and other persons carrying on a banking or insurance business;

•
personal representatives, guardians, trustees, and other fiduciaries; and

•
all other persons whatsoever who are now or may hereafter be authorized to invest in Bonds or other obligations of a similar nature.

DEC’S FINANCING ORDER
DEC’s Storm Recovery Financing Order
On August 1, 2025, the PSCSC issued to DEC a financing order under the Financing Act. The financing order became final and non-appealable on September 2, 2025. After issuance of the Bonds, the financing order, pursuant to the Financing Act, is irrevocable and is not subject to amendment, modification or termination by further action of the PSCSC, except as contemplated by the periodic true-up adjustments.
The financing order authorizes the issuance of the Bonds in one or more series in an aggregate principal amount not to exceed the Securitizable Balance as of the issuance date.
Storm Recovery Charges
Storm Recovery Charges Will Be Imposed in Amounts Sufficient to Pay the Bonds and Related Costs.   Under the financing order, the PSCSC authorizes the owner of storm recovery property to impose, bill, charge, collect and receive a storm recovery charge, to be collected on a per kWh basis from all applicable DEC South Carolina customers until the Bonds are paid in full and all financing costs and other costs of the Bonds have been recovered in full. Such storm recovery charges are designed to be in amounts sufficient to retire the principal amount of the Bonds in accordance with the expected sinking fund schedule, to pay all interest on the Bonds when due, to pay fees and expenses of servicing the Bonds and premiums, if any, associated with the Bonds and to fund any required credit enhancement for the Bonds. Under the financing order, there is no limit on the amount of the storm recovery charge.
Each Rate Class Will Pay a Different Storm Recovery Charge Based upon Ratemaking Cost Allocation.   Under the Financing Act and the financing order, storm recovery charges are determined by allocating the revenue requirement payable from such charges among all South Carolina customer rate classes in accordance with the cost-of-service methodology approved by the PSCSC in DEC’s most recently filed rate case. The storm recovery charge will be a single per kilowatt hour charge assessed against each rate class of customers as part of each customer’s regular monthly billing.
The defined rate classes of customers and their respective percentage allocations of responsibility for the payment of revenue requirements to be recovered from the storm recovery charges based upon the most recently PSCSC approved rate case by DEC and therefore approved in the financing order are set forth below. The initial Allocation Percentages set forth below are approximate.
South Carolina Rate Class	Allocation Percentage*
Residential	66.9%
General Service	17.1%
Industrial Service	9.9%
Lighting	6.1%
100.0%

*
Percentages may not add up due to rounding.

In accordance with the Financing Act and the financing order, the allocation methodology for the storm recovery charges shall be adjusted for any changes to the customer allocation methodology approved by the PSCSC in subsequent general rate case proceedings for DEC.
Although the storm recovery charges payable by each rate class of customers will differ, any deficiency in the payment of such charges by any class of customers, including write-offs or other reasons, will be included in determining the revenue requirement used in calculating the next “true-up” adjustment for all customers. Similarly, if the servicer decides to implement an interim true-up to address an expected deficiency in the payment of such charges by a particular class of customers, the expected deficiency will be included in determining the revenue requirement which will be allocated among all classes of customers in the true-up adjustment. Please read “DEC’s Financing Order—True-Up Mechanism” below.

The Financing Order Provides a Procedure to Calculate the Initial Storm Recovery Charge.   The initial storm recovery charges will be determined in accordance with the financing order and filed with the PSCSC as part of the bond approval process described below. Please read “DEC’s Financing Order—Issuance Advice Letter Process” below. As of            , 2025, the approximate initial storm recovery charge for an average 1,000 kWh South Carolina residential customer to service the Bonds will be $      of the total bill. The storm recovery charges will become effective for all billing periods on and after the date of issue of the Bonds and will be subject to periodic true-up as described below.
DEC Will Collect the Storm Recovery Charges as Initial Servicer.   Storm recovery charges will be assessed by DEC, as the initial servicer, for our benefit as owner of the storm recovery property. Storm recovery charges will be based on a customer’s actual consumption of electricity delivered by means of DEC’s transmission and distribution facilities from time to time. Storm recovery charges will be collected by DEC from customers as part of its normal collection activities. Storm recovery charges will be deposited by DEC into the collection account under the terms of the indenture, the series supplement and the servicing agreement. Estimated daily storm recovery charge collections will be remitted to the indenture trustee on each business day. The estimated payments made by DEC will be based upon the average number of days each bill remains outstanding, adjusted for any expected delinquencies. Estimated remittances will be reconciled with actual storm recovery bond collections at least semi-annually, and the overcollection or undercollection credited to or remitted by the servicer. Those customers who self-generate will also be subject to pay storm recovery charges, but only to the extent of electricity ultimately delivered by means of DEC’s facilities. Self-generators that receive no transmission or distribution service from DEC are not liable for the storm recovery charge. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Partial Payments of Storm Recovery Charges Will Be Pro-Rated.   If a customer pays only a portion of its bill, the amount collected will be prorated among all charge categories, including the storm recovery charges and any other storm recovery charges approved by the PSCSC and charges of DEC, in proportion of their percentage of the overall bill.
Corporate Consolidation.   DEC and Duke Energy Progress, LLC (“DEP”) have analyzed the possibility of a corporate consolidation, and on August 14, 2025, DEC made merger-related filings with the PSCSC, the North Carolina Utilities Commission (“NCUC”) and the Federal Energy Regulatory Commission (“FERC”) seeking approval for such a consolidation. DEC is currently targeting a completion date for the consolidation of January 1, 2027. In the event of a corporate consolidation between DEC and DEP, the merged entity shall be deemed a successor servicer, and the storm recovery charge shall continue to be administered in a manner consistent with the financing order, applicable law, including the Financing Act, and any Commission-approved adjustments. The financing order provides in relevant part that the PSCSC’s review of any such merger submission shall be conducted in a manner that ensures compliance with the Financing Act and the recovery of revenues sufficient to timely pay principal of and interest on the Storm Recovery Bonds, as well as ongoing financing costs. The financing order also states that nothing in the financing order shall be construed to alter or impair and no action taken pursuant thereto shall alter or impair the rights of bondholders or the enforceability of the storm recovery property as established under the financing order and applicable law, including the Financing Act. There is no assurance that DEC and DEP will be able to obtain the approval of the PSCSC or NCUC, or other required regulatory approvals, for the potential merger.
True-Up Mechanism
Storm Recovery Charges Must Be Trued-Up At Least Semi-Annually.   The Financing Act permits and the financing order requires that we, or the electric utility, file with the PSCSC at least semi-annually (at least quarterly beginning twelve months prior to the scheduled final payment date of the latest maturing tranche) a letter applying the true-up mechanism to be reviewed by the PSCSC for any mathematical or clerical errors to correct for any overcollection or undercollection of the storm recovery charges and make any adjustments to ensure the recovery of revenues sufficient to provide for the timely payment of the periodic payment requirement. Under the servicing agreement, the servicer will make adjustments to the storm recovery charges at least semi-annually. In addition to the semi-annual true-up adjustment, the servicer is authorized to make interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement. Necessary true-up adjustments are to be made to correct for overcollection or undercollection of storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement. There are no caps on the level of storm recovery charges that may be imposed on customers as a result of the true-up process.
In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning twelve months prior to the scheduled final payment date for the latest maturing Bonds, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of principal of and interest on the Bonds and other required amounts and charges owing in connection with the Bonds on the next payment date.
Upon the filing of a true-up adjustment letter made pursuant to the financing order, the PSCSC shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation as expeditiously as possible but no later than 60 days following the servicer’s true-up filing; and that notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 60 days of the servicer’s filing of a true-up adjustment letter. If a correction is requested, the servicer is required to work expeditiously to file corrections to the true-up calculations. Upon administrative approval, no further action of the PSCSC will be required prior to implementation of the true-up.
Pursuant to the financing order, after the completion of three semi-annual true-up periods, DEC and the South Carolina Office of Regulatory Staff (“ORS”) will discuss possibly reducing the time period to review filed true-up adjustment letters from 60 to 30 days. There, however, can be no assurance that the review period will be reduced to 30 days.
True-Up Mechanism and State Pledge.
The State of South Carolina has pledged in the Financing Act that it and its agencies, including the PSCSC, will not take or permit any action that would impair the value of the storm recovery property, or, except as permitted in connection with a true-up adjustment authorized by the Financing Act, reduce, alter or impair the storm recovery charges until the principal, interest and premium, if any, and any other charges incurred and contracts to be performed in connection with the related Bonds, have been paid and performed in full.
Issuance Advice Letter Process
The Financing Act and the financing order provide a procedure for approval of the process by which the storm recovery bonds will be issued and the effectiveness of the initial storm recovery charges. On the first business day after pricing of the Bonds and prior to their issuance, DEC is required to file with the PSCSC an issuance advice letter, which will contain, among other things:
•
the actual structure of the storm recovery bond issuance;

•
the scheduled final payment dates and legal maturities of the storm recovery bonds;

•
over-collateralization levels (if any);

•
any other credit enhancements;

•
revised estimates of the up-front financing costs proposed to be financed and estimates of the ongoing financing costs for the first collection period;

•
certifications as required by the Financing Act and financing order; and

•
other information specific to the storm recovery bonds from proceeds of the storm recovery bonds.

No later than noon on the fourth business day after pricing, the PSCSC shall either accept the issuance advice letter or deliver an order to DEC to prevent the issuance of the storm recovery bonds.
THE ISSUING ENTITY
General
The issuing entity is a limited liability company organized under the laws of the State of Delaware and is governed by an amended and restated limited liability company agreement. DEC is our sole member. We were formed on August 12, 2025.

The issuing entity has been organized to serve as a special purpose subsidiary of DEC, for the limited purpose of holding the storm recovery property and issuing the storm recovery bonds secured by the storm recovery property and the other collateral and related activities to finance certain activities of DEC related to the recovery of storm recovery costs. At the time of the issuance of the storm recovery bonds, our assets available to secure the Bonds will consist primarily of the storm recovery property and the other collateral held under the indenture and the series supplement for the storm recovery bonds.
As of the date of this prospectus, the issuing entity has not carried on any business activities and has no operating history. Our limited liability company agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
We will enter into a servicing agreement under which DEC, on our behalf, will manage, service and administer, and make collections in respect of, the storm recovery property. See “The Servicing Agreement” in this prospectus.
On or before the date of issuance of the storm recovery bonds, DEC will make a capital contribution to us in an amount not less than 0.5% of the initial principal amount of the Bonds. Under the financing order, DEC will be entitled to a return on this capital contribution equal to the rate of interest on the longest tranche of the storm recovery bond. This return will be available for distribution to DEC, subject to the priority of payment set forth in the indenture and the series supplement. See “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Our principal place of business is 525 South Tryon Street Charlotte, North Carolina 28202. Our telephone number is 800-488-3853.
Managers
Pursuant to our limited liability company agreement, our business will be managed by a management committee consisting of three or more managers. Our limited liability company agreement requires that we have at least one independent manager, whose selection and replacement will be subject to ratification by the PSCSC. The independent manager must be a natural person who, for the five-year period prior to his or her appointment as an independent manager has not been and during the continuation of his or her service as independent manager is not:
•
a member, partner, equity holder, manager, director, officer or employee of DEC or any of its equity holders or Affiliates (other than as an independent director, independent manager or special member of DEC or an Affiliate of DEC that is not in the direct chain of ownership of DEC and that is required by such DEC’s creditors to be a single purpose bankruptcy remote entity); provided, that the indirect or beneficial ownership of stock of the Member or its Affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager;

•
a creditor, supplier or service provider (including provider of professional services) to the issuing entity, the Member or any of their respective equity holders or Affiliates (other than a nationally-recognized company that routinely provides professional independent managers and other corporate services to the issuing entity, the Member or any of its Affiliates in the ordinary course of its business);

•
a family member of any such member, partner, equity holder, manager, director, officer, employee, creditor, supplier or service provider; or

•
a Person that controls (whether directly, indirectly or otherwise) any of the bullets above.

DEC, as our sole member, will appoint the independent manager prior to the issuance of the Bonds. None of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of our managers or officers beneficially own any equity interest in us.
The following is a list of our managers as of the date of this prospectus:

Name	Age	Title	Background
Michael P. Callahan	50	Manager	Michael P. Callahan assumed his role as Senior Vice President & Treasurer of Duke Energy Corporation in 2024, after five years as State President for South Carolina. Prior to that, Mr. Callahan was Vice President of Investor Relations and in other roles since joining Duke Energy Corporation in 2002.
Cynthia S. Lee	58	Manager	Cynthia S. Lee has served as Senior Vice President, chief Accounting Officer and Controller of Duke Energy Corporation since November 2024. Prior to that, Ms. Lee served as Vice President, Chief Accounting Officer and Controller from May 2021 to November 2024. Prior to that, Ms. Lee served as Director, Investor Relations since June 2019 and in various finance and accounting roles since joining Duke Energy Corporation in 2002.
Bernard J. Angelo	55	Independent Manager	Bernard J. Angelo joined Global Securitization Service, LLC (“GSS”) in April 1997 and has extensive experience in managing commercial paper and medium term note programs. In addition to his administrative skills, he has over twenty-seven years of experience in both the business and legal side of structured finance. He has been elected to and serves on the board of directors for a number of securitization programs. At GSS, Mr. Angelo has been active in assisting clients and their legal counsel during the structuring phase of their transactions as well as assimilating bank-sponsored commercial paper programs into the operating matrix at GSS. Prior to joining GSS, Mr. Angelo was an Assistant Vice President at Bankers Trust Company from January 1993 to April 1997 where he was responsible for oversight of the treasury and accounting functions on the Corporate Trust side of structured transactions managed by the bank. He has a B.S. in Finance from Siena College. Mr. Angelo serves as an independent director for our affiliates, Duke Energy Florida Project Finance, LLC, Duke Energy Carolinas NC Storm Funding LLC, Duke Energy Progress NC Storm Funding LLC, and Duke Energy Progress SC Storm Funding LLC. Mr. Angelo has also been identified as the independent manager nominee for our affiliate, Duke Energy Progress NC Storm Funding II LLC and Duke Energy Carolinas NC Storm Funding II LLC.

No compensation has been paid to any manager since we were formed. Our managers, other than any independent manager, are officers, directors or managers of DEC or its other affiliates and have not been and will not be separately compensated by us for their services on our behalf. We will pay the independent manager annual fees from our revenues and will reimburse such independent manager for reasonable and documented expenses These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager may employ in connection with the exercise and performance of their rights and duties under our limited liability company agreement, the indenture, the series supplement, the sale agreement and the servicing agreement.
The issuing entity’s limited liability company agreement provides that the managers will not be personally liable for any of our debts, obligations or liabilities to the extent permitted by law. Our limited liability company agreement further provides that, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us except if caused by the manager’s fraud, gross negligence or willful misconduct or in the case of an independent manager, bad faith or willful misconduct. We will pay any indemnification amounts owed to managers out of funds in the collection account, subject to the priority of payments described in “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Restricted Purposes
We have been created for the limited purpose of:
•
acquiring, owning, holding, administering, servicing or entering into agreements regarding the receipt and servicing of the storm recovery property and the other collateral;

•
managing, selling, assigning, pledging, collecting amounts due on or otherwise deal with the storm recovery property and the other collateral and related assets;

•
negotiating, authorizing, executing, delivering, assuming the obligations under, and performing our duties under, the basic documents and any other agreement or instrument or document relating to the activities set forth in the above bullets; provided, that each party to any such agreement under which material obligations are imposed upon us shall covenant that it shall not, prior to the date which is one year and one day after the termination of the indenture and the payment in full of the storm recovery bonds and any other amounts owed under any indenture, acquiesce, petition or otherwise invoke or cause us to invoke the process of any court or Governmental Authority for the purpose of commencing or sustaining an involuntary case against DEC under any U.S. federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of DEC or any substantial part of the our property; or ordering the winding up or liquidation of our affairs; and provided, further, that we shall be permitted to incur additional indebtedness or other liabilities payable to service providers and trade creditors in the ordinary course of business in connection with the foregoing activities;

•
filing with the SEC a registration statement, including any pre-effective or post-effective amendments thereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act, as amended (including any prospectus supplement, prospectus and exhibits contained therein) and file such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents necessary or desirable to register the storm recovery bonds under the securities or “Blue Sky” laws of various jurisdictions;

•
distributing amounts released to us;

•
making payment on the storm recovery bonds;

•
after the Bonds have been paid in full and discharged, and upon payment of all remaining ongoing financing costs, distributing all remaining amounts in the collection account to DEC; and

•
engaging in any lawful act or activity and exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware that, in either case, are incidental to, or necessary, suitable or convenient for the accomplishment of the above-mentioned purposes.

The issuing entity’s limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing or investing in additional securities, borrowing money or making loans to other persons. The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of our independent manager. Our limited liability company agreement and the indenture will prohibit us from issuing any storm recovery bonds (as such term is defined in the Financing Act), other than the Bonds that we will offer pursuant to this prospectus.
In addition, our organizational documents require us to operate in a manner intended to reduce the likelihood that we would be consolidated in DEC’s bankruptcy estate if DEC becomes involved in a bankruptcy proceeding. We have no intent to file a voluntary petition for relief under the Bankruptcy Code, so long as we are solvent and do not reasonably foresee becoming insolvent.
DEC SC Storm Funding’s Relationship with DEC
On the issue date of the Bonds, DEC will sell storm recovery property to us pursuant to the sale agreement between us and DEC. DEC will service such storm recovery property pursuant to a servicing agreement between us and DEC related to the Bonds. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus. DEC will provide certain administrative services to us, pursuant to an administration agreement.
Our Bonds will be included on the consolidated balance sheet of our parent, DEC, a regulated public utility, as required by the Financial Accounting Standards Board and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities.
Our Bonds will be treated as debt of DEC for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” in this prospectus. For U.S. federal income tax purposes, DEC will not recognize gross income unless and until DEC bills customers for the storm recovery charges and only in connection with such billing of customers for such storm recovery charges.
Ongoing PSCSC Oversight
The Issuing Entity is responsible to the PSCSC on an ongoing basis to the extent provided in our organization documents and the transaction documents. The servicer, on our behalf, will file periodic adjustments to storm recovery charges with the PSCSC. In addition, under the terms of the financing order, the Issuing Entity and the indenture trustee are not permitted to waive any material obligation of DEC as transferor or as servicer of the storm recovery property under the transaction documents without the express written consent of the PSCSC.
Continuing Disclosure: SEC Filings
We plan to file with the SEC required periodic and current reports related to the Bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at a website associated with us or our affiliates.
DEC SC Storm Funding is a Separate and Distinct Legal Entity
Under our limited liability company agreement, we may not file a voluntary petition for relief under the Bankruptcy Code without a unanimous vote of our managers, including the independent manager. DEC has agreed that it will not cause us to file a voluntary petition for relief under the bankruptcy code without the affirmative vote of DEC and a unanimous vote of our mangers, including the independent manager. Our limited liability company agreement requires us to maintain our existence separate from DEC including:
•
taking all reasonable steps to continue our identity as a separate legal entity;

•
making it apparent to third persons that we are an entity with assets and liabilities distinct from those of DEC, other affiliates of DEC, the managers or any other person and correcting any known misunderstandings; and

•
making it apparent to third persons that, except for federal and certain other tax and accounting purposes, we are not a division of DEC or any of its affiliated entities or any other person.

The separateness provisions in our limited liability company agreement may be amended by us, with the affirmative vote of the independent manager, and DEC with written notice to the indenture trustee, as well as satisfaction of the rating agency condition and the PSCSC condition (described below). Please read “Description of the Storm Recovery Bonds—Procedure for Obtaining Consent or Deemed Consent of the PSCSC.”

THE ADMINISTRATION AGREEMENT
Pursuant to an administration agreement between DEC and us, DEC will provide or arrange for the provision of administrative services to us, including services relating to the required filings with the SEC with respect to the Bonds, any financial statements or tax returns we might be required to file, qualifications to do business, and minutes of our managers’ meetings. We will pay DEC a fixed fee of $50,000 per annum for performing such services described above, plus out-of-pocket expenses. These out-of-pocket expenses shall be all costs and expenses of services performed by unaffiliated third parties and actually incurred by the administrator in connection with the performance of its obligations under the administration agreement (but for the avoidance of doubt, excluding any such costs and expenses incurred by DEC in its capacity as servicer). There is no limit on the amount of these out-of-pocket expenses, and they will be recovered as ongoing financing costs through the collection of the storm recovery charges and paid in accordance with the payment waterfall in the Indenture. Please read “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will be Allocated.” The $50,000 fee will be paid annually in arrears.
The administrator may not resign or be removed without satisfaction of the rating agency condition and the PSCSC condition, as set forth in the Administration Agreement, and without the successor administrator assuming all of the obligations of the former administrator under the administration agreement.

RELATIONSHIP TO 2021 NC STORM RECOVERY BONDS AND PROPOSED 2025 NC STORM RECOVERY BONDS
DEC served as sponsor and has acted as servicer with respect to $237,210,000 original aggregate principal amount of the 2021 NC Storm Recovery Bonds, issued on November 24, 2021 which were issued to reimburse itself for the North Carolina portion of previously incurred storm recovery costs relating to Hurricanes Florence, and Michael and Winter Storm Diego in North Carolina. The 2021 NC Storm Recovery Bonds are still outstanding. All scheduled interest and principal payments on the 2021 NC Storm Recovery Bonds have been paid on a timely basis from the date of issuance of the 2021 NC Storm Recovery Bonds through the date of this prospectus.
DEC is sponsoring and expected to act as servicer with respect to the Proposed 2025 NC Storm Recovery Bonds which will be issued to reimburse DEC for the North Carolina portion of previously incurred storm recovery costs relating to Hurricanes Zeta, Helene, Debby, and Ian and Winter Storm Izzy. The Proposed 2025 NC Storm Recovery Bonds will be issued pursuant to a separate statute, financing order and registration statement.
The underlying structures of the 2021 NC Storm Recovery Bonds and the Proposed 2025 NC Storm Recovery Bonds are comparable to the underlying structure of the Bonds in that DEC, pursuant to the authority granted by the NCUC in two separate financing orders, created or will create property, namely, the right to impose, collect and receive storm recovery charges necessary to make timely payments of principal and interest and other ongoing financing costs of the 2021 NC Storm Recovery Bonds and the Proposed 2025 NC Storm Recovery Bonds in accordance with their respective expected sinking fund schedules.
The issuing entities of the 2021 NC Storm Recovery Bonds and the 2025 NC Storm Recovery Bonds will have no obligations under the Bonds, and the Issuing Entity will have no obligations under the 2021 NC Storm Recovery Bonds or the Proposed 2025 NC Storm Recovery Bonds. The security pledged to secure the Bonds will be separate from the separate security that is securing the 2021 NC Storm Recovery Bonds and the Proposed 2025 NC Storm Recovery Bonds, respectively.

DUKE ENERGY CAROLINAS, LLC
The Depositor, Sponsor, Seller and Servicer
DEC will be the seller and initial servicer of the Bonds and will be the depositor and sponsor of the transaction in which Bonds covered by this prospectus are issued. DEC is a regulated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity in portions of North Carolina and South Carolina. DEC’s service area covers approximately 24,000 square miles across North Carolina and South Carolina. Only DEC’s South Carolina retail customers are subject to the storm recovery charges. As of December 31, 2024, DEC supplies electric service to approximately 2.4 million residential, commercial and industrial customers, approximately 760,000 of these customers are in the northwestern part of South Carolina including Abbeville, Anderson, Cherokee, Chester, Fairfield, Greenville, Greenwood, Kershaw, Lancaster, Laurens, McCormick, Newberry, Oconee, Pickens, Saluda, Spartanburg, Union and York counties. During the year ended December 31, 2024 DEC billed approximately 21.3 billion kilowatt hours of electricity to its electric customers in South Carolina, resulting in revenues of approximately $2.2 billion. DEC is an indirect, wholly-owned subsidiary of Duke Energy Corporation, whose shares are listed on the New York Stock Exchange. Both we and DEC are identified by Standard Industrial Classification Code No. 4911, “Electric Services”.
DEC is subject to the jurisdiction of the PSCSC with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, certain corporate mergers and other matters. DEC is subject to the jurisdiction of the Federal Energy Regulatory Commission under the Federal Power Act with respect to acquisitions, operations and disposals of certain assets and facilities, services provided and rates charged, conduct among affiliates and other matters.
Following the sale of the storm recovery property to us, DEC will have no ownership or other interest in the storm recovery property transferred to us and will have no right to receive any storm recovery charges (other than collected as servicer on our behalf). Neither DEC nor any of its affiliates will purchase any Bonds.
Revenues, Customer Base and Energy Consumption
The table below sets forth DEC’s total billed retail revenues from retail sales of electrical energy to its South Carolina customers for the years 2020 to 2024:
Billed Retail Total Revenues ($ in 000’s) (by rate class)
Customer Class	2020	2021	2022	2023	2024
Residential	754,189	749,383	794,338	834,566	969,589
Commercial	438,264	422,681	473,036	543,580	601,732
Industrial	463,579	439,891	495,556	546,072	586,667
Lighting	44,528	43,853	45,898	49,033	54,222
Total*	1,700,561	1,655,808	1,808,828	1,973,251	2,212,210

*
Totals may not add up due to rounding.

The table below sets forth the average number of South Carolina customers by class for the years 2020 to 2024:
Average Number of Retail Customer Accounts (by rate class)
Customer Class	2020	2021	2022	2023	2024
Residential	520,402	519,279	532,665	548,148	564,376
Commercial	93,097	93,317	94,858	95,422	97,617
Industrial	1,538	1,485	1,528	1,551	1,561
Lighting	125,007	104,050	96,482	96,209	97,017
Total	740,044	718,131	725,533	741,330	760,571

The table below sets forth DEC’s billed retail energy sales to its South Carolina customers for the years 2020 to 2024:
Electric Usage (Billed GWh) (by rate class)
Rate Class	2020	2021	2022	2023	2024
Residential	6,525	6,740	6,858	6,661	7,016
Commercial	5,015	5,154	5,487	5,734	6,021
Industrial	8,196	8,337	8,372	8,037	8,128
Lighting	213	203	192	173	163
Total	19,949	20,434	20,909	20,605	21,328
Percentage Concentration within DEC’s Large Commercial and Industrial Customers
For the year ended December 31, 2024, the ten largest retail electric customers represented approximately 13% of DEC’s retail kilowatt-hour sales. The ten largest customers are in the large general service rate classes. There are no material concentrations in the residential class. As of the date of this prospectus, no customer or group of related customers will be obligated to pay more than 10% of the storm recovery charges.
Estimated Consumption and Estimate Variance
DEC’s calculation of the initial storm recovery charges and subsequent adjustments are based on electricity consumption estimates for each customer rate class. Pursuant to FERC guidance, each customer is included in a customer revenue class and billed in accordance with PSCSC-approved rate tariffs which correlate to the rate classes disclosed herein depending on the type of service provided. There is no direct correlation between revenue class and rate class, with the exception of residential customers who are in both the residential revenue class and residential rate class. Individual customers within each customer revenue class will be billed for storm recovery charges based on their consumption. DEC will use these estimates to calculate and set the storm recovery charges at levels to ensure revenues sufficient to pay interest on and principal of the Bonds when due, to pay fees and expenses of servicing and retiring the Bonds and to replenish the capital subaccount. With respect to the foregoing, interest is due on each payment date and principal for a specific tranche is due upon the final maturity date for such tranche. See “Description of the Storm Recovery Bonds—Events of Default; Rights Upon Event of Default” in this prospectus.
DEC conducts sales estimate variance analyses on a regular basis to monitor the accuracy of energy sales estimates against recorded weather-adjusted consumption (adjusted to remove the impacts of weather). The table below presents estimates of the billed retail energy sales in GWh for the years 2020 through 2024 compared to weather-adjusted consumption for such periods. Each estimate was made in the prior year.
Estimate Variances (by customer revenue class)
Weather-Adjusted Consumption Variance for Ultimate Electric Delivery (GWh)
	2020	2021	2022	2023	2024
Residential
Weather Adjusted	29,129	29,532	30,023	29,704	30,210
Forecast	28,238	28,665	30,042	30,983	30,610
Variance	891	867	(19)	(1,279)	(400)
Commercial
Weather Adjusted	27,713	28,847	30,109	30,054	30,575
Forecast	29,836	29,555	28,548	28,972	29,963
Variance	(2,123)	(708)	1,561	1,082	612
Industrial
Weather Adjusted	19,602	20,646	20,982	19,722	19,713
Forecast	21,760	20,448	20,946	22,158	20,253
Variance	(2,158)	198	36	(2,436)	(540)

	2020	2021	2022	2023	2024
Lighting
Weather Adjusted	317	299	300	278	268
Forecast	319	284	279	290	290
Variance	(2)	15	21	(12)	(22)
Total
Weather Adjusted	76,761	79,325	81,414	79,759	80,766
Forecast	80,154	78,952	79,815	82,402	81,115
Variance	(3,393)	373	1,599	(2,643)	(349)
Actual consumption depends on several factors, including temperatures and economic conditions. For example, while DEC’s methodology for estimating consumption assumes normal weather conditions, abnormally hot summers or cold winters can add growth in electricity sales, while conversely, abnormally cool summers or warm winters can suppress growth in electricity consumption. Regional economic conditions can also affect consumption as retail customers curb electricity consumption to save money, businesses close and retail customers migrate to other service territories. Accordingly, variations in weather conditions will affect the accuracy of any estimate.
Billing and Collections
The storm recovery charges collected from DEC’s South Carolina customers’ electricity bills, without exception, must be remitted on a daily basis to the indenture trustee. Under the irrevocable financing order, the PSCSC, as directed by the Financing Act, will implement the true-up mechanism for making any adjustments that are necessary to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of principal of and interest on the Bonds when due and other financing costs and other required amounts and charges payable in connection with the Bonds.
Credit Policy.   DEC is required to provide transmission and distribution service to all qualified customers. DEC verifies all customers to ensure validity and searches its customer information system to determine whether DEC has previously served the customer. Certain accounts are secured with deposits if warranted. The amount of the deposit reflects the estimated use over a two-month period, which is what the South Carolina Administrative Code allows DEC to collect.
Residential Accounts
First time customers establishing residential electric accounts are required to pay a deposit. As a courtesy, DEC may waive the residential deposit requirement if the customer’s overall external credit score meets a specific score threshold. If a deposit is required, electric service is not connected until the deposit is paid. Returning residential customers and existing residential customers connecting additional residential accounts may be required to satisfy the deposit requirement if the credit score warrants. Internal credit is not considered for additional service or returning customers.
Residential customers are cross-referenced in the customer information system to search for unsatisfied debt. If a returning customer left unsatisfied debt, the unpaid bill must be satisfied prior to connecting service.
DEC offers a guarantee contract for residential accounts as a cash alternative, when a deposit is required. The applicant must secure a guarantor who has established service with DEC for greater than two years with no more than one delinquent payment within the immediate twelve months. The guarantor must pass the external credit score threshold to assume additional risk. The guarantor must provide a thirty-day written notice cease responsibility. This time period allows for securing a cash deposit (or another guarantor) for the applicant. In the event of default, the debt is reported on the consumer credit reports for both the applicant and guarantor (as co-signer).
Non-Residential Accounts
Non-residential accounts are required to pay a deposit per service point (meter). As a general rule, non-residential accounts require deposit coverage. First time customers establishing non-residential accounts must pay the deposit requirement prior to connecting service. Current non-residential customers connecting additional service points may be offered the option of billing the deposit if their credit record allows. Consumer credit is not used to determine credit worthiness on non-residential accounts. Existing residential customers turning on non-residential accounts cannot use their satisfactory payment record to reduce or eliminate the deposit requirement. Credit history for each is mutually exclusive. DEC’s Retail Tariff prohibits disconnecting service for a different class of service; therefore, unpaid non-residential balances cannot be transferred to active residential accounts for collection. On an exceptional basis, commercial credit reports may be utilized to aid in deposit decision. DEC uses Moody’s or S&P for publicly traded companies, audited financials for privately held companies, and Experian Intelliscores for small to mid-sized companies to evaluate credit history.
Non-residential deposits may be satisfied with cash or a cash alternative such as a surety bond or irrevocable letter of credit. Deposit coverage remains in force for the life of the account. Surety bonds and irrevocable letters of credit are issued by surety (insurance) companies and banks which have their own specific criteria defining credit worthiness. Customers applying for those forms of coverage must meet the third party’s qualifications. In the event of the cash alternative cancellation, DEC requires that the third-party give a minimum 60-day notification by certified, returned receipt mail. The minimum 60 days is required in order to secure another form of deposit prior to cancellation to limit risk. DEC’s process is to bill a cash deposit within 24 hours of receipt of cash alternative cancellation. Electric service may be interrupted if deposit is not secured.
Billing Process.   DEC bills its customers once every 26 to 34 days and distributes approximately an equal number of bills each business day. For the year ended December 31, 2024, DEC rendered an average of approximately 33,930 bills on each business day to its customers. For accounts with potential billing error exceptions, reports are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors and possible meter malfunctions.
Approximately 50,204 residential customers, which constitute approximately 8% of DEC’s residential customers, choose to be billed using DEC’s budget billing program. For these customers, DEC determines and bills a monthly budget based on the last twelve months of billing history for each account. The budget amount is reviewed annually and adjusted if customer usage has changed more than a predetermined amount. Overpayments or underpayments for actual consumption during the prior year are reconciled on each customer’s monthly bill.
Collection and Write-Off Policy.   DEC receives approximately 16% of its total bill payments via U.S. mail. Approximately 81% of bill payments are received via electronic payments. DEC receives the remainder of payments via third-party pay agents and field collection. Bills are due 25 calendar days after the issue date at which time they are considered delinquent. Delinquent customers are sent an “important notice” to encourage payment within 7 business days. Accounts become eligible for disconnect after the passage of these 7 business days. Disconnect orders are issued after the 7 business day period and are executed within 7 business days. For the year ended December 31, 2024, approximately 0.629% of total billed retail revenue became eligible for disconnect and 70% was disconnected. Approximately 71% of accounts disconnected for nonpayment ultimately make full payment and have service restored.
If service is terminated, the customer is required to pay all final noticed amounts as well as a $8.00 reconnection fee in order to resume service as of July 21, 2024. The reconnect fee may be billed to the account. After service termination due to non-payment a final bill including all unpaid amounts and net of deposits paid is issued within 10 business days. After service termination by customer request, a final bill including all unpaid amounts and net of deposits paid is issued within 1 business day. Unpaid final bills are written off approximately 71 days after the final bill is issued. Amounts written off are assigned to outside collection agencies and are reported to all three credit reporting agencies. Dollars recovered are netted against actual write-offs.
DEC may change its credit, billing, collections and termination/restoration of service policies and procedures from time to time. It is expected that any such changes would be designed to enhance DEC’s ability to bill and collect customer charges on a timely basis. Please read “Risk Factors—Servicing Forecasting Risks—Changes to billing, collection and posting practices might reduce the value of your investment in the Bonds” in this prospectus.

Loss Experience.   The following table sets forth information relating to DEC’s annual net write-offs for all retail customers for the years 2020 to 2024:
	2020	2021	2022	2023	2024
Billed Electric Revenues ($ in millions)	6,338.3	6,378.2	6,759.5	7,408.6	8,694.6
Net Write-offs ($ in millions)	13.1	22.8	74.6	73.6	58.4
Percentage of Billed Retail Revenues(1)	0.20%	0.36%	1.10%	0.99%	0.67%

(1)
Segregated numbers between North Carolina retail customers and South Carolina retail customers are unavailable.

From 2020 to current, DEC’s annual ratios of net write-offs to billed retail revenues have been between 0.20% and 1.10%. DEC is not aware of any material factors, other than the impact of COVID-19, a slow economy and higher energy prices that caused these annual ratios to vary.
DEC determines a customer’s account to be inactive on the date:
•
the customer gives notice requesting discontinuance of service;

•
a new customer applies for service at a location where the customer of record has not yet discontinued service; or

•
the customer’s service remains off after non-payment.

DEC’s policy is to write-off an inactive account to bad debt expense approximately 30 days after the date the account is final billed if payment has not been received. The effect of all write-offs and delinquencies are taken into account in the true-up mechanism.
Days Revenue Outstanding.   The following table sets forth information relating to the average number of days all retail customer electricity bills remained outstanding for the years 2020 through 2024:
	2020	2021	2022	2023	2024
Average number of days outstanding(1)	27	32	37	32	32

(1)
Segregated numbers between North Carolina retail customers and South Carolina retail customers are unavailable.

Delinquencies as a Percentage of Total Billed Revenues.   The following table sets forth information relating to the delinquencies as a percentage of total billed revenues for all classes of customers of DEC on December 31st of years 2020 to 2024. Payments are aged when the following month’s bill is rendered. This historical information is presented because DEC’s actual accounts receivable aging experience may affect the amounts charged-off, and consequently the total amounts remitted, that arise from the storm recovery charges.
	December 31,
	2020	2021	2022	2023	2024
Total accounts receivable aging (% of total outstanding) After:
30 – 59 days	11.8%	12.8%	9.6%	11.3%	10.1%
60 – 89 days	3.8%	5.3%	4.1%	3.3%	3.8%
90+ days	13.7%	21.8%	15.1%	8.7%	9.5%
Total(1)	29.3%	39.9%	28.8%	23.3%	23.4%

(1)
Segregated numbers between North Carolina retail customers and South Carolina retail customers are unavailable.

The accounts receivable aging experience for DEC has deteriorated from 2020 to 2022 and has improved on 2023 and 2024. DEC is not aware of any material factors, other than the impact of COVID-19, a slow economy and higher energy prices that caused the accounts receivable aging experience to vary.

Prior Storm Recovery Charge Experience, Sponsor Experience or Servicing Experience Relating to Storm
   Recovery Charges
DEC has prior experience as a securitization sponsor and the servicer for a series of storm recovery bonds issued in 2021 by Duke Energy Carolinas NC Storm Funding LLC. Furthermore, DEC is highly experienced in calculating and implementing rates and charges under various cost recovery riders and billing those amounts to customers. These riders include a coal inventory rider, excess deferred income tax rider, renewable energy rider, energy efficiency rider/demand side management rider, joint municipal power agency rider and competitive procurement of renewable energy rider. These riders are subject to regular and periodic true-up, including filing with and review and approval by the PSCSC. The calculation of storm recovery charges and related billings will follow essentially the same processes as the other cost recovery riders. Though these charges are not remitted to a subsidiary, the method of calculating, imposing and collecting is the same.
Though storm recovery property is not a receivable, DEC is currently the originator, seller and servicer under a financing arrangement involving the sale of accounts receivable from its customers. In its capacity as servicer, DEC has serviced the collections of receivables from its customers as well as managed the intercreditor arrangements among the different parties for that transaction.
In addition, DEC’s affiliates, Duke Energy Florida, LLC sponsored and is the servicer for a series of nuclear asset recovery bonds issued in 2016 by Duke Energy Florida Project Financing LLC and Duke Energy Progress, LLC, sponsored and is the servicer for one series of storm recovery bonds issued in 2021 by Duke Energy Progress NC Storm Funding LLC and one series of storm recovery bonds issued in 2024 by Duke Energy Progress SC Storm Funding LLC.

DESCRIPTION OF THE STORM RECOVERY BONDS
The following summary describes the material terms of the Bonds, the indenture and the series supplement. The forms of the bond, the indenture and the series supplement have been filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.
We will issue the Bonds and secure their payment under an indenture and the series supplement that we will enter into with U.S. Bank Trust Company, National Association, as indenture trustee, referred to in this prospectus as the “indenture trustee”. We will issue the Bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in such tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for such tranche of the Bonds are stated in the table below.
General
The Bonds will be issued in authorized denominations of $2,000 and in integral multiples of $1,000 above that amount, except that one bond per tranche may be in a smaller denomination. We expect to issue the Bonds in one series consisting of        tranche designations with an associated expected sinking fund schedule, but we may issue the Bonds in a different number of tranches depending on pricing considerations. The principal amounts, interest rates, scheduled payment dates, and final maturity dates are listed below. The scheduled final payment date for the Bonds is the date by which we expect to pay in full all interest and principal. The final maturity date of the Bonds is the legal maturity date. The failure to pay principal of the Bonds by the scheduled final payment date will not be an event of default under the indenture and the series supplement. An event of default would occur if there is a failure to pay principal for any tranche on the final legal maturity date for such tranche. True-up adjustments will occur at least semi-annually or more frequently as necessary to maintain the expected sinking fund schedule.
Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
		$			%
All Bonds will be payable solely from, and secured solely by, a pledge of and lien on the storm recovery property and the other collateral relating to the Bonds as provided in the indenture and the series supplement. The Bonds will be nonrecourse obligations, secured only by the collateral. See “Security for the Storm Recovery Bonds—Pledge of Collateral” in this prospectus. The Bonds will not constitute a debt, liability or other obligation of, or interest in, DEC or any of its other affiliates (other than us).The Bonds will not be insured or guaranteed by DEC, including in capacity as sponsor, depositor, seller or servicer, or by its parent, Duke Energy Corporation, any of their respective affiliates, the indenture trustee or any other person or entity. The Bonds will not be a debt or general obligation of the State of South Carolina or any of its political subdivisions, agencies, or instrumentalities, nor are they special obligations or indebtedness of the State of South Carolina or an agency or political subdivision.
Interest Payments Generally
Beginning       , 20   , we are required to pay interest semi-annually on the Bonds on each        and        (or, if any payment date is not a business day, the following business day) of each year. The record date (so long as the Bonds are evidenced by book-entry) for any payment of interest on and principal of the Bonds will be the business day immediately before the applicable payment date.
Interest on each tranche of Bonds will accrue from, and including, the issue date to, but excluding, the first payment date, and thereafter from and including the previous payment date to (but excluding) the applicable payment date until the Bonds have been paid in full, at the interest rate indicated in the table on the cover page of this prospectus and in the table above. Each of those periods is referred to as an “interest accrual period”. We will calculate interest on each tranche of the Bonds on the basis of a 360-day year of twelve 30-day months.

On each payment date, we will pay interest on each tranche of the Bonds equal to the following amounts:
•
accrued interest on the principal balance of such tranche of the Bonds as of the close of business on the preceding semi-annual payment date, or the date of the original issuance of the Bonds, after giving effect to all payments of principal made on the preceding semi-annual payment date, if any; and

•
if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any.

On each payment date, we will pay interest on each tranche of the Bonds before we pay principal on the Bonds.
If there is a shortfall in the amounts available in the collection account to make interest payments on the Bonds, the indenture trustee will distribute interest pro rata to each tranche of Bonds based on the amount of interest payable on each such outstanding tranche. Please read “Security for the Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.
Principal Payments
On each payment date, we will pay principal of the Bonds to the bondholders equal to the sum, without duplication, of:
•
the unpaid principal amount of any Bond whose final maturity date is on that payment date, plus

•
the unpaid principal amount of any Bond upon acceleration following an event of default relating to the Bonds, plus

•
any overdue payments of principal, plus

•
any unpaid and previously scheduled payments of principal, plus

•
the principal scheduled to be paid on any bond on that payment date,

but only to the extent funds are available in the collection account after payment of certain of our fees and expenses and after payment of interest as described above under “—Interest Payments Generally” in this prospectus. If the indenture trustee receives insufficient collections of storm recovery charges for any payment date, and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of any tranche of Bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the Bonds to the holders of the Bonds in the following order:
(1)
to the holders of the tranche       Bonds, until the principal balance of that tranche has been reduced to zero, and

(2)
to the holders of the tranche       Bonds, until the principal balance of that tranche has been reduced to zero.

However, on any payment date, unless an event of default has occurred and is continuing and the Bonds have been declared due and payable, the indenture trustee will make principal payments on the Bonds only until the outstanding principal balances of the Bonds have been reduced to the principal balances specified in the applicable expected sinking fund schedule for that payment date. Accordingly, principal of the Bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the Bonds will be due and payable on the final maturity date for that tranche. The failure to make a scheduled payment of principal on the Bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of any tranche upon the final maturity date for such tranche.

Unless the Bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.
If an event of default (other than a breach by the State of South Carolina of the state pledge) has occurred and is continuing, then the indenture trustee or the holders of not less than a majority in principal amount of the Bonds then outstanding may declare the Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the Bonds will become due and payable. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—Risks Associated With the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You might experience material payment delays as a result of limited sources of payment for the Bonds and limited credit enhancement” in this prospectus.
If there is a shortfall in the amounts available to make principal payments on the Bonds that are due and payable, including upon an acceleration following an event of default, the indenture trustee will distribute principal from the collection account pro rata to each tranche of Bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the Bonds that are scheduled to be paid, the indenture trustee will distribute principal from the collection account sequentially to each tranche of Bonds based on the principal amount then scheduled to be paid on the payment date.
The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the Bonds from the issuance date to the scheduled final payment date. Similarly, the expected sinking fund schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the Bonds from the issuance date to the scheduled final payment date.
EXPECTED SINKING FUND SCHEDULE(1)
Semi-Annual Payment Date	Tranche	Tranche
	$	$
	$	$
Total Payments

(1)
Totals may not add up due to rounding.

We cannot assure you that principal payments will be made or that the principal balance of any tranche of the Bonds will be reduced at the rate indicated in the table above. Principal payments and the actual reduction in tranche principal balances may occur more slowly. Principal payments or the actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The Bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche is not paid in full on or before the final maturity date of that tranche.

EXPECTED AMORTIZATION SCHEDULE
OUTSTANDING PRINCIPAL BALANCE PER TRANCHE(1)
Semi-Annual Payment Date	Tranche	Tranche
Issuance Date	$	$

(1)
Preliminary, subject to change

On each payment date, the indenture trustee will make principal payments to the extent the principal balance of such tranche of the Bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest.
Distribution Following Acceleration
Upon an acceleration of the maturity of the Bonds, the total outstanding principal balance of and interest accrued on the Bonds will be payable, without regard to tranche. Although principal will be due and payable upon acceleration, the nature of our business will result in principal being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You might experience material payment delays as a result of limited sources of payment for the Bonds and limited credit enhancement” in this prospectus.
No Optional Redemption
We may not voluntarily redeem any tranche of the Bonds.
Payments on the Bonds
The indenture trustee will pay on each payment date to the holders of each tranche of the Bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The indenture trustee will make each payment other than the final payment with respect to any Bonds to the holders of record of the Bonds of the applicable tranche designation on the record date for that payment date. The indenture trustee will make the final payment for each tranche of the Bonds, however, only upon presentation and surrender of the Bonds of that tranche at the office or agency of the indenture trustee specified in the notice given by the indenture trustee of the final payment. The indenture trustee will send notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.
The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in storm recovery charges received) will result in an event of default for the Bonds unless such failure is cured within five business days. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least 15 business days prior to the date on which the indenture trustee is to make such special payment (a “special payment date”). We will fix any special record date and special payment date. At least 10 days before any special record date, the indenture trustee will send to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus.
The entire unpaid principal amount of the Bonds will be due and payable (i) on the final maturity date for each tranche or (ii) upon a declaration of acceleration by the indenture trustee or the holders of a majority in principal amount of the Bonds if an event of default under the indenture and the series supplement (other than an event of default arising from any act or failure to act by the State of South Carolina or any of its agencies (including the PSCSC), that violates the state pledge or is not in accordance with the state pledge) occurs and is continuing.

However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—You might experience material payment delay as a result of limited sources of payment for the Bonds and limited credit enhancement” and “Risk Factors—Risk Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” in this prospectus.
At the time, if any, we issue the Bonds in the form of definitive bonds and not to The Depository Trust Company, or “DTC”, or its nominee, the indenture trustee will make payments with respect to that tranche on a payment date or a special payment date by check sent to each holder of a definitive bond of the tranche of record on the applicable record date at its address appearing on the register maintained with respect to the Bonds. Upon written application by a holder of any tranche of the Bonds in physical form to the indenture trustee not later than the applicable record date, the indenture trustee will make payments by wire transfer to an account maintained by the payee.
If any special payment date or other date specified for any payments to bondholders is not a business day, the indenture trustee will make payments scheduled to be made on that special payment date or other date on the next business day, and no interest will accrue upon the payment during the intervening period.
Principal Payments on the Bonds
After paying fees, expenses and interest as described above, the indenture trustee will pay the principal due on each payment date to the holders of the Bonds. The indenture trustee will not pay principal on a payment date if making the payment would reduce the principal balance of the Bonds to an amount lower than the balance specified in the expected sinking fund schedule for the Bonds on that payment date, except in the case of an acceleration of the Bonds following an event of default.
Registration and Transfer of the Bonds
All Bonds will be represented by one or more Bonds registered in the name of Cede & Co., as nominee of DTC. There will be no service charge for any registration or transfer of the Bonds, but the indenture trustee may require the owner to pay a sum sufficient to cover any tax or other governmental charge.
We will issue each tranche of the Bonds in the minimum initial denominations of $2,000 and in integral multiples of $1,000 above that amount, except that one bond per tranche may be in a smaller denomination.
The indenture trustee will make payments of interest and principal on each payment date to the bondholders in whose names the Bonds were registered on the record date.
The Bonds Will Be Issued in Book-Entry Form
The Bonds will be available to investors only in the form of book-entry bonds. We will initially register any book-entry bonds in the name of Cede & Co., the nominee of DTC. Bondholders may also hold Bonds through Clearstream Banking, société anonyme, or “Clearstream”, or Euroclear Bank S.A./N.V., as operator of the Euroclear system, or “Euroclear”, in Europe or in any other manner described in the prospectus. You may hold your Bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.
The Role of DTC, Clearstream and Euroclear
Cede & Co., as nominee for DTC, will hold the global bond or global bonds representing the Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC
DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. The users of its regulated subsidiaries own DTCC. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
The Function of Clearstream
Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the Bonds. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Clearstream has customers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.
The Function of Euroclear
Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank S.A./N.V. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Euroclear terms and conditions”). These Euroclear terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons or entities holding through Euroclear participants.
The Rules for Transfers Among DTC, Clearstream or Euroclear Participants
Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.
Cross-market transfers between persons or entities holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
DTC’s Nominee Will Be the Holder of the Bonds
Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, Bonds may do so only through participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the Bonds from the indenture trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only bondholder will be Cede & Co., as nominee of DTC. The indenture trustee will not recognize beneficial owners of interest in Bonds held by DTC or its nominee as bondholders, as that term is used in the indenture, and such beneficial owners will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.
Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the Bonds and is required to receive and transmit payments of principal of and interest on the Bonds. Participants and indirect participants with whom bondholders have accounts with respect to the

Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess Bonds, bondholders will receive payments and will be able to transfer their interests.
Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge Bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those Bonds, may be limited due to the lack of a physical certificate for those Bonds.
DTC has advised us that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the Bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.
Except as required by law, none of any underwriter, the servicer, DEC, the indenture trustee, DEC SC Storm Funding or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
How Storm Recovery Bond Payments Will Be Credited by Clearstream and Euroclear
Payments with respect to Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.
Definitive Bonds
The Bonds will be issued in registered, certificated form to bondholders, or their nominees, rather than to DTC, or its nominee, only under the circumstances provided in the indenture, which will include: (i) DEC SC Storm Funding advising the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry bonds of that series and that we are unable to locate a qualified successor; (ii) our electing to terminate the book-entry system through DTC, with written notice to the indenture trustee; or (iii) after the occurrence of an event of default under the indenture, holders of Bonds aggregating a majority of the aggregate outstanding principal amount of the Bonds maintained as book-entry bonds advising us, the indenture trustee and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon surrender by DTC of the definitive securities representing the Bonds and instructions for registration, the indenture trustee will issue the Bonds in the form of definitive Bonds, and thereafter the indenture trustee will recognize the registered holders of the definitive Bonds as bondholders under the indenture or series supplement. Upon issuance of definitive bonds, the Bonds evidenced by such definitive Bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the indenture trustee with respect to transfers, notices and payments.
The indenture trustee will make payment of principal of and interest on the Bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture or series supplement.

The indenture trustee will make interest payments and principal payments to bondholders in whose names the definitive Bonds were registered at the close of business on the related record date. The indenture trustee will make payments by wire transfer to an account maintained by the bondholder in accordance with payment instructions delivered to the indenture trustee by such bondholders. The indenture trustee will make the final payment on any Bond (whether definitive bonds or notes registered in the name of Cede & Co.), however, only upon presentation and surrender of the bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The indenture trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.
Definitive Bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the indenture trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Conditions of Issuance of Additional Storm Recovery Bonds and Acquisition of Additional Storm Recovery
   Property
DEC has covenanted under the sale agreement that the execution and delivery of a joinder or an amendment to the intercreditor agreements and satisfaction of the rating agency condition are conditions precedent to the sale of property by DEC consisting of nonbypassable charges payable by customers comparable to the storm recovery property sold by DEC pursuant to the sale agreement. Please read “Security for the Storm Recovery Bonds—How Funds in the Collection Account will be Allocated”, “Intercreditor Agreements” and “The Sale Agreement—Covenants of the Seller” in this prospectus.
Allocations as Between Future Storm Recovery Bonds
The financing order requires storm recovery charges to be shown as a separate line item on the periodic bills sent to customers and include both the rate and the amount of each of the storm recovery charges on each bill. Although each additional series of storm recovery bonds will have its own storm recovery property reflecting the right to impose, bill, charge, collect and receive a separate storm recovery charge, storm recovery charges relating to the Bonds and storm recovery charges relating to any additional series of storm recovery bonds will be collected through single periodic bills to each customer. In the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, the servicer is required to allocate any resulting shortfalls in storm recovery charges ratably based on the amounts of storm recovery charges owing in respect of each series of storm recovery bonds, including the Bonds of any series and charges of DEC, in proportion to their percentage of the overall bill. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.
Access of Bondholders
Upon written request of any bondholder or group of bondholders evidencing at least 10% of the aggregate outstanding principal amount of the Bonds, the indenture trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture or the series supplement; provided, that the indenture trustee gives prior written notice to us of such request.
The indenture or the series supplement does not provide for any annual or other meetings of bondholders.
Reports to Bondholders
On or prior to each payment date, special payment date or any other date specified in the indenture or the series supplement for payments with respect to any tranche of Bonds, the servicer will deliver to us and the indenture trustee, and the indenture trustee will make available on its website (currently located at https://pivot.usbank.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:

•
the amount of the payment to bondholders allocable to (i) principal and (ii) interest;

•
the aggregate outstanding principal balance of the Bonds, before and after giving effect to payments allocated to principal reported immediately above;

•
the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected sinking fund schedule;

•
any other transfers and payments to be made on such payment date or special payment date, including amounts paid to the indenture trustee and the servicer;

•
the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments;

•
the amount paid or to be paid to the indenture trustee since the preceding payment date;

•
the amount paid or to be paid to the servicer since the preceding payment date; and

•
the amount of any other transfers and payments made pursuant to the indenture or the series supplement since the preceding payment date.

The reports will be available to bondholders upon request to the indenture trustee or the servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.
Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the Bonds, the indenture trustee, so long as it is acting as paying agent and transfer agent and registrar for the Bonds, will, upon written request by us or any bondholder, send to persons or entities that at any time during the calendar year were bondholders and received any payment on the Bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.
Website Disclosure
We will, to the extent permitted by and consistent with our and the sponsor’s legal obligations under applicable securities laws, cause to be posted on a website associated with us or our affiliates, currently located at www.duke-energy.com, periodic and current reports containing, to the extent such information is reasonably available to us:
•
a statement of storm recovery charge remittances made to the indenture trustee, balances in the collection account (and each subaccount thereof) and the balance of outstanding storm recovery bonds, in each case, as of the most recent payment date;

•
the semi-annual servicer’s certificates and monthly servicer’s certificates delivered for the Bonds pursuant to the servicing agreement;

•
the text (or a link to the website where a reader can find the text) of each filing of a True-Up Adjustment and the results of each such filing;

•
changes in the long-term or short-term credit ratings of the servicer assigned by the rating agencies;

•
material legislative or regulatory developments directly relevant to the Bonds; and

•
any reports and other information that are required to be filed with the SEC under the Exchange Act, including but not limited to periodic and current reports related to the Bonds consistent with the disclosure and reporting regime established in Regulation AB.

Information on DEC’s website or that can be accessed through the website is not incorporated into and does not constitute a part of the registration statement of which this prospectus forms a part.

DEC SC Storm Funding and the Indenture Trustee May Modify the Indenture and the Series Supplement
Modifications of the Indenture that Do Not Require Consent of Storm Recovery Bondholders
From time to time, and without the consent of the bondholders (but with prior notice to the indenture trustee and the rating agencies), we and the indenture trustee may enter into one or more agreements supplemental to the indenture and to the series supplement for various purposes described in the indenture and the series supplement, including:
•
to correct or amplify the description of any property, including the collateral subject to the lien of the indenture or the series supplement, or to better convey, assure and confirm to the indenture trustee the property subject to the lien of the indenture or the series supplement, or to add additional property;

•
to add to the covenants for the benefit of the bondholders and the indenture trustee, or surrender any right or power conferred to us by the indenture or the series supplement;

•
to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee;

•
to cure any ambiguity or correct or supplement any provision in the indenture, in the series supplement or in any supplemental indenture that may be inconsistent with any other provision in the indenture, in the series supplement or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture, under the series supplement or under any supplemental indenture, provided however, that (i) such action will not, as evidenced by an officer’s certificate, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition (as defined under “Glossary”) shall have been satisfied with respect thereto;

•
to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the Bonds and to add or change any of the provisions of the indenture or the series supplement as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee;

•
to evidence the succession of another person or entity to us in accordance with the terms of the indenture and in the series supplement and the assumption by any such successor of the covenants in the indenture, in the series supplement and in the Bonds;

•
to modify, eliminate or add to the provisions of the indenture or the series supplement to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, and to add provisions expressly required by the Trust Indenture Act;

•
to qualify the Bonds for registration with a clearing agency;

•
to satisfy any rating agency requirements;

•
to set forth the terms of any series that has not therefore been authorized; or

•
to authorize the appointment of any fiduciary for any tranche of the Bonds required or advisable with the listing of any tranche on any stock exchange and otherwise amend the indenture or the series supplement to incorporate changes requested or required by any government authority, stock exchange authority or fiduciary or any tranche in connection with such listing.

Modifications of the Indenture or the Series Supplement that Require the Approval of Storm Recovery
   Bondholders
We and the indenture trustee may, with the consent of bondholders holding a majority of the aggregate outstanding principal amount of the Bonds of each tranche to be affected (and with prior notice to the rating agencies), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or modifying in any manner the rights of bondholders. In determining whether a majority of holders have consented, Bonds owned by us, DEC or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the indenture or in the series supplement, including:
•
change the date of payment of any installment of principal of or premium, if any, or interest on any bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•
change the provisions of the indenture or series supplement and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the Bonds or tranche, or change the place of payment where, or coin or currency in which, any bond or any interest thereon is payable;

•
reduce the percentage of the aggregate amount of the outstanding Bonds, or of a tranche thereof, the consent of the bondholders of which is required for any supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with those provisions of the indenture or the series supplement specified therein or of defaults specified therein and their consequences provided for in the indenture;

•
reduce the percentage of the outstanding amount of the Bonds or tranche the holders of which are required to direct the indenture trustee to direct us to sell or liquidate the collateral;

•
modify any of the provisions of the indenture or series supplement in a manner so as to affect the amount of any payment of interest, principal or premium, if any, payable on any bond of such tranche on any payment date or change the expected sinking fund schedules or final maturity dates of any Bonds of such tranche;

•
decrease the required capital amount;

•
permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the Bonds or tranche or, except as otherwise permitted or contemplated in the indenture or the series supplement, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any bond of the security provided by the lien of the indenture;

•
cause any material adverse U.S. federal income tax consequence to the seller, us, our managers, the indenture trustee or the beneficial owners of the Bonds;

•
modify the provisions of the indenture or the other basic documents with respect to amendments to the indenture and to certain of the other basic documents requiring consent of bondholders except to increase any percentage specified; or

•
impair the right to institute suit for enforcement of the provisions of the indenture or the series supplement regarding payment or application of funds.

Promptly following the execution of any supplement to the indenture, the indenture trustee will furnish or make available electronically either a copy of such supplement or written notice of the substance of the supplement to each bondholder of a bond to which such supplement relates, and a copy of such supplement to each rating agency. No supplemental indenture will be effective unless the conditions set forth in the indenture, relating to the PSCSC’s right to object (or to issue a statement that it might object) to such supplemental indenture, have been met. Please read “—Procedure for Obtaining Consent or Deemed Consent of the PSCSC” below.
Notification of the Rating Agencies, the PSCSC, the Indenture Trustee and the Storm Recovery Bondholders
   of Any Modification
If we, DEC, the administrator or the servicer or any other party to the applicable agreement:
•
proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement, the servicing agreement or the intercreditor agreements; or

•
waives timely performance or observance by DEC, the administrator or the servicer under the sale agreement, the administration agreement, the servicing agreement or the intercreditor agreements, in each case in a way that would materially and adversely affect the interests of bondholders, we must first notify the rating agencies and satisfy the rating agency condition. Upon receiving notification regarding satisfaction of the rating agency condition, we must thereafter notify the indenture trustee, the PSCSC and the bondholders in writing of the proposed amendment, modification, waiver, supplement, termination or surrender and whether the rating agency condition has been satisfied with respect thereto (or, upon our written request, the indenture trustee shall so notify the bondholders on our behalf). The indenture trustee will consent to this proposed amendment, modification, supplement, waiver, termination or surrender only if the rating agency condition has been satisfied and only with the (i) written consent of the holders of a majority of the outstanding principal amount of the Bonds of the tranches materially and adversely affected thereby and (ii) if necessary under the sale agreement, servicing agreement, administration agreement or intercreditor agreements, satisfaction of the PSCSC condition. In determining whether a majority of holders have consented, Bonds owned by us, DEC or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Bonds it actually knows to be so owned.
Modifications to the Sale Agreement, the Administration Agreement, the Servicing Agreement and Other
   Basic Documents
Except as set forth under “Notification of the Rating Agencies, the PSCSC, the Indenture Trustee and the Storm Recovery Bondholders of Any Modification”, the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreements may be amended, so long as such amendment does not change the true-up mechanism and the rating agency condition is satisfied in connection therewith and, to the extent required by the sale agreement, the administration agreement, the servicing agreement or the intercreditor agreements, as the case may be, the PSCSC condition has been satisfied, at any time and from time to time, without the consent of the bondholders, but with the acknowledgement of the indenture trustee upon receipt by the indenture trustee of an officer’s certificate evidencing satisfaction of such rating agency condition and an opinion of counsel of external counsel evidencing that such amendment is in accordance with the provisions of such basic document and satisfaction of the PSCSC Condition. The servicing agreement does not provide any bondholder or any other person or entity with any legal or equitable right, remedy or claim in the storm recovery property, the servicing agreement or any covenants, conditions or provisions contained therein.
Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and Other Basic
   Documents
The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement, the servicing agreement, the intercreditor agreements and the other basic documents. The indenture also provides that, promptly following a default, we will take all lawful actions the indenture trustee may request to compel or secure the performance and observance by each of DEC, each other party under the intercreditor agreements, the administrator and the servicer of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreements. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreements provided that such action shall not adversely affect the interest of bondholders in any material respect. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the storm recovery charges, we must notify the indenture trustee and the bondholders and, when required, the PSCSC in writing of this proposal (or, upon our written request, the indenture trustee shall so notify the bondholders on our behalf). In addition, the indenture trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding Bonds of the tranches affected thereby and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, Bonds owned by us, DEC or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Bonds it actually knows to be so owned.

If an event of default occurs and is continuing, the indenture trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected tranches of Bonds or the PSCSC, shall exercise all of our rights, remedies, powers, privileges and claims against DEC, the administrator and the servicer, under or in connection with the sale agreement, the administration agreement, the servicing agreement and the intercreditor agreements, including the right or power to take any action to compel or secure performance or observance by the seller, the administrator or the servicer of each of their obligations to DEC SC Storm Funding thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the sale agreement, the servicing agreement, the intercreditor agreements and the administration agreement and any right of ours to take this action shall be suspended.
Procedure for Obtaining Consent or Deemed Consent of the PSCSC
The PSCSC must consent or acquiesce prior to the implementation of any amendment, modification or supplement to the indenture or the other basic documents, or certain waiver of a default under any basic document if the resulting changes to a basic document by such amendment, modification or supplement or any such waiver is determined to have a reasonable possibility to impact the rates borne by customers. Each of such basic documents sets forth procedures whereby we or DEC, as the case may be, may request such consent or acquiescence. The process, described below, for obtaining PSCSC consent or acquiescence is referred to as the PSCSC condition. The “PSCSC condition” will be satisfied if, after receiving notice of any such amendment or modification or requested waiver, the PSCSC consents in writing to such action or waiver. Subject to the state pledge not to impair the value of the storm recovery property, the PSCSC may object to any such amendment, modification or waiver in its sole discretion.
Covenants of DEC SC Storm Funding
We may not consolidate with or merge into any other entity, unless:
•
the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state of the United States;

•
the entity expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement;

•
the entity expressly assumes all of our obligations and succeeds to all of our rights under the sale agreement, the servicing agreement and any other basic document to which we are a party;

•
no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the merger or consolidation;

•
the rating agency condition will have been satisfied with respect to the merger or consolidation;

•
the issuing entity has delivered to DEC, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to DEC and the indenture trustee, and which may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse federal or state income tax consequence to us, DEC, the indenture trustee or the then existing bondholders;

•
any action as is necessary to maintain the lien and the perfected security interest in the collateral created by the indenture has been taken, as evidenced by an opinion of counsel of our external counsel delivered to the indenture trustee; and

•
the issuing entity has delivered to the indenture trustee an officer’s certificate and an opinion of counsel of our external counsel, each stating that such consolidation or merger and such supplemental indenture comply with the indenture and the series supplement and that all conditions precedent in the indenture and the series supplement provided for relating to the transaction have been complied with.

We may not sell, convey, exchange, transfer or otherwise dispose of any of our properties or assets included in the collateral to any person or entity, unless:
•
the person or entity acquiring the properties and assets:

•
is a United States citizen or an entity organized under the laws of the United States or any State;

•
expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and series supplement;

•
expressly agrees by the supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of bondholders;

•
unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold us and the indenture trustee harmless against and from any loss, liability or expense arising under or related to the indenture or the series supplement and the Bonds;

•
expressly agrees by means of the supplemental indenture that the person or entity (or if a group of persons or entities, then one specified person or entity) will make all filings with the SEC (and any other appropriate person or entity) required by the Exchange Act in connection with the storm recovery bond collateral and the Bonds; and

•
if such sale, conveyance, exchange, transfer or disposal relates to our rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of our rights under the sale agreement and the servicing agreement, as applicable;

•
no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the transactions;

•
the rating agency condition has been satisfied with respect to such transaction;

•
we have delivered to DEC, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to DEC, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse U.S. federal or state income tax consequence to us, DEC, the indenture trustee or the then existing bondholders;

•
any action as is necessary to maintain the lien and the perfected security interest in the collateral created by the indenture has been taken as evidenced by an opinion of counsel of external counsel delivered to the indenture trustee; and

•
we have delivered to the indenture trustee an officer’s certificate and an opinion of counsel of our external counsel, each stating that the conveyance or transfer complies with the indenture and all conditions precedent therein provided for relating to the transaction have been complied with.

We will not, among other things, for so long as any Bonds are outstanding:
•
sell, transfer, exchange or otherwise dispose of any of our assets unless in accordance with the remedies provisions of the indenture or the series supplement;

•
claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the Bonds (other than amounts properly withheld from such payments under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the Treasury regulations promulgated thereunder or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral;

•
except as described above, terminate our existence, or dissolve or liquidate in whole or in part;

•
permit the validity or effectiveness of the indenture or the other basic documents to be impaired;

•
permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged or permit any person or entity to be released from any covenants or obligations with respect to the Bonds except as may be expressly permitted by the indenture or the series supplement;

•
permit any lien, charge, pledge, claim, security interest, mortgage or other encumbrance, other than the lien and security interest granted under the indenture, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);
•
permit the lien granted under the indenture not to constitute a valid first priority perfected security interest in the collateral;

•
elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action inconsistent with our treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole member;

•
change our name, identity or structure or the location of its chief executive office unless, at least ten business days prior to the effective date of any such change, we deliver to the indenture trustee (with copies to each rating agency) such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture or the series supplement;

•
except to the extent permitted by applicable law, voluntarily suspend or terminate our SEC filing obligations;

•
take any action that is subject to the rating agency condition without satisfying the rating agency condition; or

•
issue any debt obligations other than the storm recovery bonds permitted by the indenture.

The issuing entity may not engage in any business other than financing, purchasing, owning, administering, managing, and servicing the storm recovery property and other collateral and issuing the Bonds issued by the PSCSC pursuant to the Financing Act.
The issuing entity will not issue, incur, assume, guarantee or otherwise become liable for any other indebtedness except for the storm recovery bonds. Also, we will not, except as contemplated by the Bonds and the basic documents, make any loan or advance or credit to, or guarantee, endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person or entity. We will not, except for the acquisition of storm recovery property as contemplated by the Bonds and the basic documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).
The issuing entity will not, directly or indirectly, make payments to or distributions, dividends or redemptions to any holder of its equity interest in respect of that interest except in accordance with the indenture, the series supplement and other basic documents.
The issuing entity will cause the servicer to deliver to the indenture trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.
Events of Default; Rights Upon Event of Default
An event of default with respect to the Bonds is defined in the indenture as any one of the following events:
•
a default for five business days in the payment when due of any interest on any bond (whether such failure to pay interest is caused by a shortfall in storm recovery charges received or otherwise);

•
a default in the payment of the then unpaid principal with respect to any tranche on the final maturity date for that tranche;

•
a default in the observance or performance of any of our covenants or agreements made in the indenture or the series supplement (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in principal amount of the Bonds then outstanding or (ii) the date that we had actual knowledge of the default;
•
any representation or warranty made by us in the indenture, the series supplement or in any certificate or other writing delivered pursuant to the indenture or the series supplement or in connection with the indenture or series supplement having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given by registered or certified mail to us by the indenture trustee or to us and the indenture trustee by the holders of at least 25% in principal amount of the Bonds then outstanding or (ii) the date that we had actual knowledge of the default;

•
certain events of bankruptcy, insolvency, receivership or liquidation; or

•
a breach by the State of South Carolina or any of its agencies (including the PSCSC), officers or employees that violates the pledge of the State of South Carolina or is not in accordance with the pledge of the State of South Carolina.

If an event of default (other than as specified in the last bullet point above) should occur and be continuing with respect to the Bonds, the indenture trustee or holders of a majority in principal amount of the Bonds then outstanding may declare the unpaid principal of the Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the Bonds being made as funds become available. Please read “Risk Factors—Risk Associated with the Unusual Nature of the Storm Recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You might experience material payment delays as a result of limited sources of payment for the Bonds and limited credit enhancement”. The holders of a majority in principal amount of the Bonds may rescind and annul that declaration and its consequences so long as we deposit with the indenture trustee any past due amounts of all storm recovery bonds and expenses of the indenture trustee and all events of default of all storm recovery bonds, other than the nonpayment caused by acceleration, have been cured. Additionally, the indenture trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer or the administrator under or in connection with the sale agreement, the servicing agreement and the administration agreement. If an event of default as specified in the last bullet above has occurred, the servicer will be obligated under the servicing agreement to institute (and the indenture trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the pledge of the State of South Carolina and to collect any monetary damages as a result of a breach thereof, and each of the seller, the servicer and the indenture trustee may prosecute any suit, action or proceeding to final judgment or decree. The servicer is obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses and is not required to advance its own funds in order to bring any suits, actions or proceedings and, for so long as the legal actions were pending, the servicer will be required, unless otherwise prohibited by applicable law or court or regulatory order in effect at that time, to bill, collect and post the storm recovery charges, perform adjustments and discharge its obligations under the servicing agreement. The indenture trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the indenture trustee has actual knowledge of the default or the indenture trustee has received written notice of the default in accordance with the indenture.
If an event of default (other than a breach by the State of South Carolina or any of its agencies of the pledge of the State of South Carolina as specified in the last bullet point above) shall have occurred and be continuing, the indenture trustee may, at the written direction of the holders of a majority in principal amount of the Bonds then outstanding, either sell the storm recovery property or elect to have us maintain possession of all or a portion of such storm recovery property and continue to apply storm recovery charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the storm recovery property following a foreclosure, in light of the event of default, the unique nature of the storm recovery property as an asset and other factors discussed in this prospectus. In addition, the indenture trustee is prohibited from selling the storm recovery property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any bond, unless:
•
the holders of all the outstanding Bonds consent to the sale;

•
the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding Bonds; or

•
the indenture trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the Bonds as those payments would have become due if the Bonds had not been declared due and payable, and the indenture trustee obtains the consent of the holders of at least two-thirds of the aggregate outstanding amount of the Bonds.

Subject to the provisions of the indenture and the series supplement relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the Bonds at the request or direction of any of the holders of Bonds if the indenture trustee believes in its discretion it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture or in the series supplement:
•
the holders of a majority in principal amount of the outstanding Bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee; and

•
prior to the acceleration of the Bonds, the holders of a majority in principal amount of the Bonds then outstanding of an affected tranche may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture or the series supplement that cannot be modified without the consent of all of the holders of the outstanding Bonds of all tranches affected thereby; provided, however, that a default may not be waived without the consent of the PSCSC if we determine that such a waiver has a reasonable possibility to impact the rates borne by customers.

No holder of any bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Financing Act or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the indenture or the series supplement, unless:
•
the holder previously has given to the indenture trustee written notice of a continuing event of default;

•
the holders of a majority in principal amount of the outstanding Bonds have made written request of the indenture trustee to institute the proceeding in its own name as indenture trustee;

•
the holder or holders have offered the indenture trustee satisfactory indemnity;

•
the indenture trustee has for 60 days failed to institute the proceeding; and

•
no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority in principal amount of the outstanding Bonds.

In addition, the indenture trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date that is one year and one day after the termination of the indenture or the series supplement, institute against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any U.S. federal or state bankruptcy or similar law, subject to the right of a circuit court in Richland County, South Carolina to order sequestration and payment of revenues arising with respect to the storm recovery property.
Neither any manager nor the indenture trustee in its individual capacity, nor any holder of any ownership interest in us, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Bonds or for our agreements contained in the indenture or the series supplement.
Actions by Bondholders
Subject to certain exceptions, the holders of a majority of the aggregate outstanding amount of the Bonds issued under the indenture or the series supplement (or, if less than all tranches are affected, the affected tranche or tranches) will have the right to direct the time, method and place of (i) conducting any proceeding for any remedy available to the indenture trustee and (ii) exercising any trust or power conferred on the indenture trustee under the indenture or under the series supplement; provided, that:
•
the direction is not in conflict with any rule of law or with the indenture or the series supplement and would not involve the indenture trustee in personal liability or expense;

•
subject to any other conditions specified in the indenture or the series supplement, any direction to the indenture trustee to sell or liquidate the collateral shall be by holders of 100% of the Bonds;

•
if the conditions specified in the indenture have been satisfied and the indenture trustee elects to retain the collateral in accordance with the indenture, then any direction to the indenture trustee by less than 100% of bondholders to sell or liquidate the collateral will be of no force and effect; and

•
the indenture trustee may take any other action deemed proper by the indenture trustee that is not inconsistent with the direction.

If any circumstance under which the indenture trustee is required to seek instructions from the holders of the Bonds of any tranche with respect to any action or vote, the indenture trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of Bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the enforcement of payment of (i) the interest, if any, on its Bonds that remains unpaid as of the applicable due date and (ii) the unpaid principal, if any, of its Bonds on the final maturity date for such tranche.
Annual Report of Indenture Trustee
If required by the Trust Indenture Act, the indenture trustee will be required to send each year to all bondholders a brief report, commencing on March 31,      . The report must state, among other things:
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any change in the indenture trustee’s eligibility and qualification to continue as the indenture trustee under the indenture;

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any amounts advanced by it under the indenture or the series supplement;

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any change in the amount, interest rate and maturity date of specific indebtedness owing by us to the indenture trustee in the indenture trustee’s individual capacity;

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any change in the property and funds physically held pursuant to the indenture or the series supplement; and

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any action taken by it that materially affects the Bonds and that has not been previously reported.

Annual Compliance Statement
We will file annually, with the indenture trustee, the PSCSC and the rating agencies, a written statement as to whether we have fulfilled our obligations under the indenture.
Satisfaction and Discharge of Indenture
The indenture will cease to be of further effect with respect to the Bonds and the indenture trustee, on our written demand and at its expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the Bonds, when:
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either all Bonds that have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the indenture trustee for cancellation or either the scheduled final payment date for Bonds not delivered for cancellation has occurred or will occur within one year and we have irrevocably deposited or cause to be deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premiums, if any, on the Bonds and ongoing financing costs and all other sums payable by us with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on such Bonds when due;
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we have paid all other sums payable by us with respect to the Bonds under the indenture; and

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we have delivered to the indenture trustee an officer’s certificate, an opinion of its external counsel and, if required by the Trust Indenture Act or the indenture trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture relating to the satisfaction and discharge of the indenture.

DEC SC Storm Funding’s Legal and Covenant Defeasance Options
We may, at any time, terminate all of our obligations under the indenture and the series supplement, referred to herein as the “legal defeasance option”, or terminate our obligations to comply with some of the covenants in the indenture and the series supplement, including some of the covenants described under “—Covenants of DEC SC Storm Funding”, referred to herein as the “covenant defeasance option”.
We may exercise the legal defeasance option of the Bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the Bonds will be entitled to payment only from the funds or other obligations set aside under the indenture or the series supplement for payment thereof as described below. The Bonds of any tranche will not be subject to payment through redemption or acceleration prior to the scheduled final payment date or redemption date, as applicable, for such tranche. If we exercise the covenant defeasance option, the maturity of the Bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of our covenants or agreements made in the indenture or in the series supplement.
The indenture provides that we may exercise our legal defeasance option or our covenant defeasance option of Bonds only if:
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we irrevocably deposit or cause to be irrevocably deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the payments of principal and interest in accordance with their terms are in an amount sufficient without reinvestment, to pay principal, interest and premium, if any, on the Bonds and ongoing financing costs and any other sums payable under the indenture or the series supplement with respect to the Bonds when scheduled to be paid and to discharge the entire indebtedness on the Bonds when due;

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we deliver to the indenture trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts to pay in respect of the Bonds:

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principal in accordance with the expected sinking fund schedule therefore;

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interest when due; and

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ongoing financing costs and all other sums payable under the indenture or the series supplement with respect to the Bonds;

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in the case of the legal defeasance option, 95 days after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

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no default has occurred and is continuing on the day of this deposit and after giving effect thereto;

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in the case of the legal defeasance option, we deliver to the indenture trustee an opinion of its external counsel stating that it has received from, or there has been published by, the IRS a ruling, or since the date of execution of the indenture and the series supplement, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the holders of the Bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;
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in the case of the covenant defeasance option, we deliver to the indenture trustee an opinion of our external counsel to the effect that the holders of the Bonds will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

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we deliver to the indenture trustee a certificate of one of our officers and an opinion of our counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture or the series supplement;

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we deliver to the indenture trustee an opinion of our external counsel to the effect that: (i) in a case under the Bankruptcy Code in which DEC (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited moneys or U.S. government obligations would not be in the bankruptcy estate of DEC (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations); and (ii) in the event DEC (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of DEC (or any of its affiliates, other than us, that deposited the moneys or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of DEC or such other affiliate; and

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the rating agency condition has been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.

No Recourse to Others
No recourse may be taken directly or indirectly, by the bondholders with respect to our obligations or the indenture trustee’s obligations on the Bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (i) DEC SC Storm Funding, other than from the storm recovery bond collateral, (ii) any owner of a beneficial interest in DEC SC Storm Funding (including DEC) or (iii) any shareholder, partner, owner, beneficiary, agent, officer, director, employee or agent of the indenture trustee, the managers or any owner of a beneficial interest in DEC SC Storm Funding (including DEC) in its individual capacity, or of any successors or assigns or any of them in their respective individual or corporate capacities, except as any such person or entity may have expressly agreed in writing.
Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the storm recovery bond collateral with respect to any amounts due to the bondholders under the indenture and the Bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the Bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of consideration for issuance of the Bonds.
Certain Regulatory Provisions
No Credit Risk Retention Expected.   Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act added section 15G to the Exchange Act, generally requiring sponsors of asset-backed securities to retain not less than 5% of the credit risk of the assets collateralizing the asset-backed securities. The final common rule adopted by the SEC and other U.S. agencies on October 22, 2014 provides that this 5% risk retention requirement does not apply to qualifying electric utility sponsored ratepayer obligation charge bond transactions. We and DEC believe that the storm recovery bonds qualify for this exception, and as a result, the storm recovery bonds will not be subject to the general 5% risk retention requirement of section 15G of the Exchange Act.

We and DEC believe that the Bonds will also not be subject to the 5% risk retention requirement imposed by the European Securitisation Regulation or the UK Securitisation Regulation. For the purposes of the EU Securitisation Rules and the UK Securitisation Rules, we and DEC believe the issue of the Bonds does not fall within the definition of a “securitisation” as the credit risk associated with exposure is not tranched. We and DEC believe, therefore, that neither the EU Securitisation Rules nor the UK Securitisation Rules apply to the issue of the Bonds.
If a European regulator or a UK regulator should decide that the issue of the Bonds is a “securitisation” for the purposes of the EU Securitisation Rules or the UK Securitisation Rules then failure to comply with one or more of the requirements set out in such rules might result in the imposition of a penal capital charge with respect to the investment made in the securitization by a credit institution and investment firm regulated in a Member State of the European Economic Area or, as the case may be, the United Kingdom and in each case its consolidated group affiliates.
None of DEC, us, any underwriter or any other party to the transaction of which this offering is a part intends to retain a material net economic interest in the transaction of which this offering is a part for the purposes of the risk retention requirements discussed above or take any other action that may be required by investors for the purposes of their compliance with these requirements.

THE INDENTURE TRUSTEE
U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will act as the “indenture trustee”, and will act as the paying agent and registrar for the storm recovery bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The indenture trustee will maintain the accounts of the issuing entity in the name of the indenture trustee at U.S. Bank N.A.
U.S. Bancorp, with total assets exceeding $686 billion as of June 30, 2025, is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of June 30, 2025, U.S. Bancorp operated over 2,000 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.
U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 44 domestic and 3 international cities. The indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.
U.S. Bank has provided corporate trust services since 1924. As of June 30, 2025, U.S. Bank was acting as trustee with respect to over 152,000 issuances of securities with an aggregate outstanding principal balance of over $6.6 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.
The indenture trustee shall make each monthly statement available to the bondholders via the indenture trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the indenture trustee’s bondholder services group at (800) 934-6802.
U.S. Bank serves or has served as indenture trustee, paying agent and registrar on several issues of utility rate-payer backed securities.
U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.
U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.
On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DST”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.
U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.
U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.
The indenture trustee (or any other eligible institution in any capacity under the indenture) may resign at any time upon 30 days’ prior written notice to the issuing entity. The holders of a majority of aggregate outstanding principal amount of the Bonds may remove the indenture trustee (or any other eligible institution in any capacity under the indenture) upon 31 days’ prior written notice to the indenture trustee (or such other eligible institution) and may appoint a successor indenture trustee (or successor eligible institution in the applicable capacity). The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue in this capacity under the indenture, the indenture trustee becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent, a receiver or other public officer takes charge of the indenture trustee or its property, the indenture trustee becomes incapable of acting or the indenture trustee fails to provide to the issuing entity any information pertaining to the indenture trustee it reasonably requests which is necessary for the issuing entity to satisfy its reporting obligations under the federal securities laws. The issuing entity will remove any person (other than the indenture trustee) acting in any capacity under the indenture that fails to constitute an eligible institution with 30 day’s prior notice. If the indenture trustee resigns or is removed or a vacancy exists in the office of indenture trustee for any reason, the issuing entity will be obligated promptly to appoint a successor indenture trustee eligible under the indenture and notice of such appointment is required to be promptly given to each rating agency by the successor indenture trustee. If any person (other than the indenture trustee) acting in any capacity under the indenture as an eligible institution is removed or fails to constitute an eligible institution or if a vacancy exists in any such capacity for any reason, the issuing entity will promptly appoint a successor to such capacity that constitutes an eligible institution. No resignation or removal of the indenture trustee (or any other person acting as an eligible institution) will become effective until acceptance of the appointment by a successor indenture trustee (or a successor eligible institution). The issuing entity is responsible for payment of the expenses associated with any such removal or resignation.
The indenture trustee will at all times satisfy the requirements of the Trust Indenture Act and Section 26(a)(1) of the Investment Company Act of 1940 and have a combined capital and surplus of at least $50 million and a long-term issuer rating from Moody’s in one of its generic rating categories that signifies investment grade and a long-term issuer rating from S&P of at least “A.” If the indenture trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor indenture trustee.
The indenture trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers under the indenture; provided that its conduct does not constitute willful misconduct, negligence or bad faith. The issuing entity has agreed to indemnify and hold harmless the indenture trustee and its officers, directors, employees and agents against any and all cost, damage, loss, liability, tax or expense (including reasonable attorney’s fees and expenses including the costs of defending any claim or bringing any claim to enforce the issuing entity’s indemnification obligations under the indenture) incurred by it in connection with the administration and enforcement of the indenture, the series supplement and the other basic documents and the performance of its duties under the indenture and its obligations under or pursuant to the indenture, the series supplement and the other basic documents, provided that the issuing entity is not required to pay any expense or indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, negligence or bad faith. Please read “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
The issuing entity, DEC and their respective affiliates may from time to time enter into normal banking and trustee relationships with the indenture trustee or its affiliates. Affiliates of the indenture trustee act as lender for, and provide other banking, investment banking and other financial services to, Duke Energy Corporation, DEC and their respective affiliates.
No relationships currently exist or existed during the past two years between DEC, the issuing entity and each of their respective affiliates, on the one hand, and the indenture trustee and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE STORM RECOVERY BONDS
General
The Bonds issued under the indenture will be non-recourse obligations and will be payable solely from and secured solely by a pledge of and lien on the storm recovery property relating to the Bonds and other collateral as provided in the indenture and the series supplement. Storm recovery property includes the right to impose, bill, charge, collect and receive storm recovery charges. These charges will be paid by all existing and future South Carolina customers receiving transmission or distribution service, or both, from DEC or its successors or assignees under rate schedules approved by the PSCSC or under special contracts subject to limited exception in the financing order. Storm recovery charges are payable by customers even if the customers elect to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in South Carolina. Storm recovery property includes the right to implement the true-up mechanism, at least semi-annually. See “The Storm Recovery Property and the Financing Act” in this prospectus.
Pledge of Collateral
To secure the payment of principal of and interest on the Bonds, we will grant to the indenture trustee a security interest in all of our right, title and interest (whether owned on the issuance date or thereafter acquired or arising) in and to the following property:
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the storm recovery property created under and pursuant to the financing order and the Financing Act, and transferred by the seller to us pursuant to the sale agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive storm recovery charges, the right to obtain true-up adjustments to those charges, and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of the rights and interests created under the financing order);

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all storm recovery charges related to the foregoing storm recovery property;

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the sale agreement and the bill of sale executed in connection therewith and all property and interests in property transferred under the sale agreement and the bill of sale with respect to the foregoing storm recovery property and the Bonds;

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the servicing agreement, the administration agreement, the intercreditor agreements and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing storm recovery property and the Bonds;

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the collection account, relating to the Bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

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all rights to compel the servicer to file for and obtain true-up adjustments to the storm recovery charges in accordance with the Financing Act and the financing order;

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all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute storm recovery property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

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all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

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all payments on or under and all proceeds in respect of any or all of the foregoing. The collateral does not include:

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cash that has been released pursuant to the terms of the indenture;

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amounts deposited with us on the issuance date, for payment of costs of issuance with respect to the Bonds (together with any interest earnings thereon); or

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proceeds from the sale of the Bonds required to pay the purchase price of the foregoing storm recovery property paid pursuant to the sale agreement and the costs of the issuance of the Bonds.

We refer to the foregoing assets in which we, as assignee of the seller, will grant the indenture trustee a security interest as the “storm recovery bond collateral”. Please read “—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Security Interest in the Collateral
Section 58-27-1125 of the Financing Act provides that a valid and enforceable security interest in storm recovery property will attach and be perfected only upon the later of: the issuance of a financing order, the execution and delivery of a security agreement by the debtor in connection with issuance of a series of bonds, the debtor has rights in such bonds or the power to transfer rights in such Bonds or the receipt of value for such bonds. Upon perfection by filing notice with the South Carolina Secretary of State, the lien and security interest will be continuously perfected. Section 58-27-1125(B) of the Financing Act further provides that such security interest in the storm recovery property and all proceeds of the storm recovery property, whether or not billed, accrued or collected, and whether or not deposited into the collection account and however evidenced, will have priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. No continuation statements are necessary to maintain such perfection.
The relative priority of the lien and security interest perfected under Section 58-27-1125 of the Financing Act is not impaired by later modification of the financing order or the commingling of revenues arising with respect to any storm recovery property with other funds (subject to the tracing requirements of federal bankruptcy law).
The financing order creates a valid and enforceable lien and security interest in the storm recovery property and the indenture and the series supplement state that it constitutes a security agreement within the meaning of the Financing Act. The servicer pledges in the servicing agreement to file with the South Carolina Secretary of State on or before the date of issuance the filing required by Section 58-27-1125 of the Financing Act to perfect the lien of the indenture trustee in the storm recovery property. The seller will represent, at the time of issuance of the Bonds, that no prior filing has been made under the terms of Section 58-27-1125 of the Financing Act with respect to the storm recovery property securing the Bonds to be issued other than a filing which provides the indenture trustee with a first priority perfected security interest in the storm recovery property.
Certain items of the storm recovery bond collateral may not constitute storm recovery property and the perfection of the indenture trustee’s security interest in those items of collateral would therefore be subject to the UCC or common law and not Section 58-27-1125 of the Financing Act. These items consist of our rights in:
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the related sale agreement, servicing agreement and administration agreement;

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the capital subaccount or any other funds on deposit in the collection account which do not constitute storm recovery charge collections, together with all instruments, investment property or other assets on deposit therein or credited thereto and all financial assets and securities entitlements carried therein or credited thereto which do not constitute storm recovery charge collections;

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all accounts, accounts receivable, general intangibles, chattel paper, documents, money, investment property, deposit accounts, notes, drafts, acceptances, letters of credit, letter of credit rights, insurance proceeds, condemnation awards, rights to payment of any and every kind and other forms of obligations and receivables, instruments and other property; and

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proceeds of the foregoing items.

As a condition to the issuance of the Bonds, we will have made all filings and taken any other action required by the UCC or common law to perfect the lien of the indenture trustee in all the items included in collateral which do not constitute storm recovery property. We will also covenant to take all actions necessary to maintain or preserve the lien and security interest on a first priority perfected basis. We will represent, along with the seller, at the time of issuance of the Bonds, that no prior filing has been made with respect to the storm recovery property by either party under the terms of the UCC, other than a filing which provides the indenture trustee with a first priority perfected security interest in the collateral on a parity basis with that securing any outstanding Bonds.
Description of Indenture Accounts
Collection Account
Pursuant to the indenture and the series supplement, we will establish a segregated trust account for the Bonds called the “collection account” with an eligible institution (as defined below) for the benefit of the indenture trustee. The collection account will be under the sole dominion and exclusive control of the indenture trustee. There shall be established by the indenture trustee in respect of the collection account various subaccounts: a “general subaccount”, an “excess funds subaccount”, and a “capital subaccount”, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the indenture trustee as separate accounts that will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.
The following institutions are “eligible institutions” for the establishment of the collection account:
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the corporate trust department of the indenture trustee or an affiliate thereof, so long as the indenture trustee or such affiliate have (i) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2”, and (ii) a short-term deposit or issuer rating from S&P of at least “A-1”, or a long-term unsecured debt or issuer rating from S&P of at least “A”; or

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a depository institution organized under the laws of the United States of America or any State (or any domestic branch of a foreign bank) (i) that has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term (bank deposit) or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation;

provided, however, that if an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then the issuing entity shall replace such eligible institution within sixty (60) days of such eligible institution no longer meeting the definition of eligible institution.
Permitted Investments for Funds in the Collection Account
Funds in the collection account, general subaccount, excess funds subaccount and capital subaccount, may be invested only in such investments as meet the criteria set forth in the indenture and the series supplement.
The indenture trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture and the series supplement. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by us. The indenture trustee shall have no investment discretion. Absent written instructions to invest, funds shall remain uninvested.
The servicer will remit storm recovery charge payments to the collection account in the manner described under “The Servicing Agreement—Remittances to Collection Account”.
General Subaccount
The general subaccount will hold all funds held in the collection account that are not held in the other subaccounts. The servicer will remit all storm recovery charge payments to the general subaccount. On or prior to each payment date, the indenture trustee will draw on amounts in the general subaccount to pay our expenses and to pay interest and make scheduled payments on the Bonds, and to make other payments and transfers in accordance with the terms of the indenture and the series supplement. Funds in the general subaccount will be invested in the eligible investments described above.
Excess Funds Subaccount
The indenture trustee, at the direction of the servicer, will deposit in the excess funds subaccount storm recovery charge collections, together with the collection of earnings from investment and reinvestment of amounts in the collection account, available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account other than the amount of the permitted return in amounts held in the capital subaccount in excess of such amounts.
Capital Subaccount
In connection with the issuance of the Bonds, DEC, in its capacity as our sole owner, will contribute capital to us in an amount equal to the “required capital level”. This amount will be at least 0.5% of the initial principal amount of the Bonds issued. DEC will fund this amount directly and not from the proceeds of the sale of the Bonds. This amount will be deposited into the capital subaccount on the issuance date.
In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal of and interest on the Bonds and payments of fees and expenses contemplated by the first nine bullet points under “—How Funds in the Collection Account Will Be Allocated” below, the indenture trustee will draw on amounts in the capital subaccount to make such payments up to the amount of such insufficiency.
In the event of any such withdrawal, collected storm recovery charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal of and interest on the Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the Bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to us, free of the lien of the indenture.
How Funds in the Collection Account Will Be Allocated
On each payment date on which payments are due on the Bonds, the indenture trustee will with respect to the Bonds, pay or allocate, at the direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:
1.
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts relating to the Bonds in an amount not to exceed annually $200,000 in the then current calendar year (the Trustee Cap); provided, however, that the Trustee Cap shall be disregarded and inapplicable upon acceleration following the occurrence of an event of default;

2.
payment of the servicing fee plus any unpaid servicing fees from prior payment dates as described under “The Servicing Agreement—Servicing Compensation”;

3.
payment of the administration fee to the extent due on that payment date and of the fees of the issuing entity’s independent manager plus any unpaid administration or independent management fees from prior payment dates;

4.
payment of all other ordinary periodic operating expenses not described above;

5.
payment of the interest then due, including any past-due interest (together with interest on such past-due interest at the applicable interest rate);

6.
payment of the principal required to be paid on the final maturity date for each tranche or as a result of acceleration upon an event of default;

7.
payment of the principal then scheduled to be paid in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal;

8.
payment of any of our remaining unpaid operating expenses (including any fees, expenses and indemnity amounts owed to the indenture trustee but unpaid due to the limitation in clause 1 above) and any remaining amounts owed pursuant to the basic documents;

9.
replenishment of any amounts drawn from the capital subaccount;

10.
release to DEC of an amount equal to the rate of return (calculated at a rate per annum equal to the rate of interest payable on the longest maturing bond) on the amount contributed to the capital subaccount, including any portion of such rate of return for any prior payment date that has not yet been paid;

11.
allocation of the remainder collected, if any, to the excess funds subaccount for future payments; and

12.
after the Bonds have been paid in full and discharged and all of the foregoing amounts are paid in full, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the indenture.

The servicing fee referred to in clause (2) above is described in “The Servicing Agreement”, and the amount of the administrative fee referred to in clause (3) above is described in “The Administration Agreement” in this prospectus.
If, on any payment date, funds in the general account are insufficient to make the allocations or payments contemplated by items 1 through 9 above, the indenture trustee will draw from amounts on deposit in the following accounts in the following order up to the amount of the shortfall:
•
from the excess funds subaccount for allocations and payments contemplated in items 1 through 9; and

•
from the capital subaccount for allocations and payments contemplated by items 1 through 8 above.

If the indenture trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the related storm recovery charges will take into account, among other things, the need to replenish those amounts.
If, on any payment date, available collections of the storm recovery charges allocable to the Bonds, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding Bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of the storm recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding Bonds on that payment date (i.e. principal required to be paid on the Bonds on a final maturity date or as a result of acceleration upon an event of default), amounts available will be allocated pro rata based on the principal amount of each tranche then due and payable at its final maturity or upon acceleration. If, on any payment date, remaining collections of the storm recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding Bonds (i.e. payment of the principal then scheduled to be paid on the Bonds in accordance with the expected sinking fund schedule), amounts available will be allocated sequentially based on the principal amounts then scheduled to be paid on the payment date.
With respect to any operating expense payable by us (but only as described in clauses (1) through (4) above) that will become due and payable prior to the next payment date, the administrator, on any business day, may direct the indenture trustee in writing to remit payment of such operating expense, in the amount specified in the written direction, on the next payment date from amounts on deposit in the general subaccount, the excess funds subaccount and the capital subaccount in that order, all as specified in such written direction.
Right of Foreclosure
Section 58-27-1125(B)(7) of the Financing Act provides that if an event of default or termination occurs under the bonds, the bondholders or their representatives, as secured parties, may foreclose or otherwise enforce the lien on the storm recovery property securing such bonds as if they were a secured party under Article 9 of the UCC, and that a court may order that amounts arising from that storm recovery property be transferred to a separate account for the holder’s benefit, to which their lien and security interest will apply. Upon application by or on behalf of an indenture trustee to a circuit court in Richland County, South Carolina, such court shall order sequestration and payment to the indenture trustee of revenues arising from the related storm recovery property.
State Pledge
The state pledge in the Financing Act is described under “The Storm Recovery Property and the Financing Act—The Financing Act Provides for the Recovery of Storm Recovery Costs and the Issuance of the Bonds—The Financing Act Contains a State Pledge” in this prospectus. The bondholders and the indenture trustee will be entitled to the benefit of the state pledge and we are authorized to and will include the state pledge on the Bonds. We acknowledge that any purchase by a bondholder of a storm recovery bond is made in reliance on the state pledge.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS
The actual amount of principal and interest payments in respect of the Bonds on each semi-annual payment date of each tranche designation of the Bonds and the weighted average life thereof will depend on the timing of receipt of storm recovery charges and the implementation of the true-up mechanism. The aggregate amount of storm recovery charges collected and the rate of principal amortization depends, in part, on energy consumption and the rate of delinquencies and write-offs. The storm recovery charges are required to be adjusted at least every six months based in part on the actual rate of collected storm recovery charges. However, we can give no assurance that the servicer will forecast accurately actual electricity consumption and the rate of delinquencies and write-offs or implement adjustments to the storm recovery charges so as to cause storm recovery charges to be collected at any particular rate. Please read “Risk Factors—Servicing Forecasting Risks—Inaccurate forecasting of electric consumption or collections might reduce scheduled payments on the Bonds” and “DEC’s Financing Order—True-Up Mechanism”.
If the servicer collects storm recovery charges at a slower rate than forecast during the period of time between mandatory semi-annual true-up adjustments and does not implement an interim true-up adjustment, the Bonds may be retired later than scheduled. The servicer, however, may implement a true-up at any time it believes the slower collections may affect the timely payment of principal of and interest on the Bonds on a scheduled payment date prior to the mandatory semi-annual true-up adjustment.
No prepayment is permitted. Except in the event of an acceleration of the final payment date of the Bonds after an event of default, the Bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule for each tranche of the Bonds even if the receipt of collected storm recovery charges is greater than anticipated. Instead, receipts in excess of the amounts necessary to pay debt service on the Bonds in accordance with the applicable expected sinking fund schedules, to pay related fees and expenses and to fund subaccounts of the related collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment.
Upon an acceleration, due to the nature of our business, payment of principal of the Bonds will only be made as funds become available. Please read “Risk Factors—Risk Associated with the Unusual Nature of the Storm recovery Property—Foreclosure of the indenture trustee’s lien on the storm recovery property for the Bonds might not be practical, and acceleration of the Bonds before maturity might result in your investment being repaid either earlier or later than expected” and “Risk Factors—You might experience material payment delays as a result of limited sources of payment for the Bonds and limited credit enhancement”.
Weighted Average Life Sensitivity
Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of Bonds, the aggregate amount of each interest payment on each tranche of Bonds and the actual final payment date of each tranche of Bonds will depend on the timing of the servicer’s receipt of storm recovery charges from customers. Changes in the expected weighted average lives of the tranches of the Bonds in relation to variances in actual energy consumption levels (retail electric sales) from forecast levels are shown below.
	Expected Weighted Average Life (Years)	Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche		WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*

*
Number is rounded to whole days

Assumptions
In preparing the analysis above, the following assumptions, among others, have been made:
(i)   in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity consumption of 5% (       standard deviations from mean) or 15% (       standard deviations from mean);
(ii)   the servicer makes timely and accurate semi-annually true-up adjustments (at least quarterly beginning twelve months prior to the scheduled final payment date of the last maturing tranche), but makes no interim true-up adjustments;
(iii)   customer write-off rates are held constant at    %, and DEC remits all storm recovery charges on average      days after such charges are billed;
(iv)   for purposes of setting subsequent storm recovery charges, and for purposes of calculating actual storm recovery charge collections, net charge-off rate as a percentage of billed revenue and the average days sales outstanding per customer bill are both held constant at DEC’s current levels which are based on the most recent six-month period;
(v)   ongoing financing costs are equal to projections;
(vi)   during the first payment period, interest will accrue for approximately months and the storm recovery charges will be collected for approximately    months;
(vii)   there is no acceleration of the final maturity date of the Bonds; and
(viii)   the principal amounts and interest rates of the Bonds of each tranche represent estimates based on current market conditions. Other than as discussed above, there can be no assurance that the weighted average lives or the events of default with respect to the Bonds will be shown.

ESTIMATED ANNUAL FEES AND EXPENSES
Estimated initial annual fees and expenses payable from the storm recovery charges are shown below. For the priorities in application of funds under the indenture and the series supplement, please refer to “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
As set forth in the table below, we are obligated to pay fees to DEC, as servicer, the indenture trustee, our independent manager and DEC, as administrator. We are also obligated to pay DEC an annual return on its invested capital. The following tables illustrate these arrangement.
Recipient	Source of Payment	Fees and Expenses Payable
Servicer	storm recovery charge collections and investment earnings	$ , per annum (so long as DEC is servicer), payable in installments on each payment date, plus out-of-pocket expenses
Indenture Trustee	storm recovery charge collections and investment earnings	$8,500, per annum, plus expenses and transaction charges, if applicable
Administrator	storm recovery charge collections and investment earnings	$50,000, per annum, payable annually, in arrears plus out-of-pocket expenses
Independent Manager	storm recovery charge collections and investment earnings	$ , per annum
Return on invested capital	storm recovery charge collections and investment earnings	$ , per annum
If DEC or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the indenture trustee (acting at the written direction of a majority of bondholders), provided, that the fee shall not exceed 0.60% of the original aggregate principal amount of the Bonds unless such higher fee is approved by the PSCSC.
The storm recovery charges will also be used by the indenture trustee for the payment of our other financing costs and expenses relating to the Bonds, such as accounting and audit fees, rating agency fees and legal fees. In addition, storm recovery charges will be used to pay the South Carolina license tax as an ordinary periodic operating expense. DEC estimates this amount to be approximately $      per annum.

THE SALE AGREEMENT
The following summary describes the material terms and provisions of the purchase and sale agreement, or “sale agreement”, pursuant to which we will purchase storm recovery property from the seller. The form of the sale agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Sale and Assignment of the Storm Recovery Property
On the issuance date the seller will sell to us, without recourse its entire right, title and interest in and to the storm recovery property to be transferred to us on that date, subject to the satisfaction of the conditions specified in the sale agreement and the indenture and the series supplement. We will finance the initial purchase of storm recovery property through the issuance of the Bonds. The storm recovery property will include all of the seller’s rights under the financing order related to such storm recovery property to impose, bill, charge, collect and receive storm recovery charges, the right to obtain true-up adjustments and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of rights and interests under the financing order.
The Financing Act provides that storm recovery property shall constitute our present property right even though the imposition and collection of storm recovery charges depends on the further acts of the electric utility that have not yet occurred and on future electricity consumption. The Financing Act also provides that an agreement by an electric utility to sell, convey, assign or transfer storm recovery property that expressly states that the transfer is a sale or other absolute transfer is an absolute transfer and true sale of, and is not a pledge of or secured transaction relating to, the seller’s right, title and interest in, to and under the storm recovery property. The Financing Act provides that after the transaction contemplated by the financing order, the storm recovery property will not be subject to any claims of the seller or the seller’s creditors. As of the date hereof, there are no other creditors holding a security interest in the storm recovery property.
Under the Financing Act, each sale of storm recovery property will constitute a true sale under South Carolina law whether or not:
•
the storm recovery charges are commingled with other amounts held by DEC;

•
we have any recourse against DEC;

•
DEC retains any equity interest in the storm recovery property;

•
DEC acts as a collector of storm recovery charges relating to the storm recovery property;

•
DEC acts as a servicer of storm recovery charges relating to the storm recovery property;

•
DEC treats the transfer as a financing for tax, financial reporting or other purposes;

•
DEC grants or provides bondholders a preferred right to the storm recovery property or credit enhancement; or

•
DEC applies the true-up mechanism.

In accordance with the Financing Act, a valid and enforceable lien and security interest in the storm recovery property will be created upon the issuance of the financing order and the execution and delivery of the related sale agreement in connection with the issuance of the Bonds. The Financing Act provides that the lien and security interest attaches automatically from the time that value is received for the Bonds and, on perfection through the timely filing of a notice with the South Carolina Secretary of State, will be a continuously perfected lien and security interest in the storm recovery property. The Financing Act further provides that upon the issuance of the financing order, the execution and delivery of the related sale agreement and the related bill of sale and the filing of a notice with the South Carolina Secretary of State in accordance with the Financing Act, the transfer of the storm recovery property will be perfected as against all third persons, including subsequent judicial or other lien creditors.
Conditions to the Sale of Storm Recovery Property
Our obligation to purchase and the seller’s obligation to sell storm recovery property on the issuance date is subject to the satisfaction or waiver of each of the following conditions:
•
on or prior to the issuance date, the seller shall have delivered to us a duly executed bill of sale identifying the storm recovery property to be conveyed on that date;

•
on or prior to the issuance date, the seller shall have obtained a financing order from the PSCSC creating the storm recovery property;

•
as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of storm recovery property to us, and the seller may not be aware of any pending insolvency with respect to itself;

•
as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct with the same force and effect as if made on that date (except to the extent they relate to an earlier date), no breach of any covenant or agreement of the seller contained in the sale agreement has occurred and is continuing, and the servicer shall not have defaulted or be in default under the servicing agreement;

•
as of the issuance date, we must have sufficient funds available to pay the purchase price for the storm recovery property to be conveyed and all conditions to the issuance of the Bonds intended to provide the funds set forth in the indenture and the series supplement must have been satisfied or waived;

•
on or prior to the issuance date, the seller must have taken all action required to transfer ownership of storm recovery property to be conveyed on the issuance date, free and clear of all liens other than liens created by us pursuant to the basic documents and to perfect such transfer, including filing any statements or filings under the Financing Act or the South Carolina Uniform Commercial Code; and we or the servicer, on our behalf, must have taken any action required for us to grant the indenture trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;

•
the seller must receive and deliver to us and to the rating agencies any opinions of counsel required by the rating agencies;

•
the seller must receive and deliver to us and the indenture trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to us) to the effect that (i) we will not be subject to U.S. federal income tax as an entity separate from its sole owner, (ii) that the Bonds will be treated as debt of our sole owner for U.S. federal income tax purposes and (iii) for U.S. federal income tax purposes, the issuance of the Bonds will not result in gross income to the seller;

•
on and as of the issuance date, our certificate of formation, our limited liability company agreement, the servicing agreement, the sale agreement, the intercreditor agreements, the indenture, the series supplement, the Financing Act and the financing order must be in full force and effect;

•
the Bonds shall have received the highest credit ratings possible;

•
the seller must deliver to us and the indenture trustee, an officer’s certificate confirming the satisfaction of each of these conditions; and

•
the seller shall have received the purchase price.

Seller Representations and Warranties
In the sale agreement, the seller will represent and warrant to us, as of the issuance date, to the effect, among other things, that:
•
subject to the clause below regarding assumptions used in calculating the storm recovery charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the storm recovery property (including the expected sinking fund schedule and the financing order relating to the storm recovery property) is true and correct in all material respects and does not omit any material facts and all historical data for the purpose of calculating the initial storm recovery charges in the issuance advice letter and the initial true-up adjustment request are true and correct, and the assumptions used for such calculations are reasonable and made in good faith;

•
the transfer, sale, assignment and conveyance of the storm recovery property constitutes a sale or other absolute transfer of all of the seller’s right, title and interest in the storm recovery property to us; upon the execution and delivery of the sale agreement, the seller will have no right, title or interest in the storm recovery property and the storm recovery property would not be part of the estate of the seller as debtor in the event of a filing of a bankruptcy petition by or against the seller;

•
the seller is the sole owner of the storm recovery property sold to us on the transfer date and such sale will have been made free and clear of all liens other than liens created by us pursuant to the indenture; all actions or filings, including filings under the Financing Act and the UCC, necessary to give us a valid ownership interest in the storm recovery property and to grant the indenture trustee a first priority perfected security interest in the storm recovery property, free and clear of all liens of the seller or anyone else have been taken or made;

•
the seller is not aware (after due inquiry) of any judgment or tax lien filings against us or the seller;

•
under the laws of the State of South Carolina (including the Financing Act) and the United States in effect on the issuance date:

•
the financing order pursuant to which the rights and interests of the seller have been created, including the right to impose, bill, charge, collect and receive the storm recovery charges and the interest in and to the storm recovery property, has become final and non-appealable and is in full force and effect;

•
as of the issuance of the Bonds, those Bonds are entitled to the protection provided in the Financing Act and, accordingly, the financing order and the storm recovery charges are not revocable by the PSCSC;

•
as of the issuance of the Bonds, revisions to DEC’s electric tariff to implement the storm recovery charges have been filed and are in full force and effect, such revisions are consistent with the financing order, and any electric tariff implemented consistent with a financing order issued by the PSCSC is not subject to modification by the PSCSC except for true-up adjustments made in accordance with the Financing Act;

•
the process by which the financing order was adopted and approved complies with all applicable laws, rules and regulations; and

•
no other approvals, authorizations, consents, orders or other actions or filings, other than filings under the Financing Act or the South Carolina UCC or the Delaware UCC, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement; and

•
under the Financing Act, the State of South Carolina and its agencies, including the PSCSC, may not take any action which would impair, reduce or alter the value of the storm recovery property, or impair the storm recovery charges to be imposed, collected or remitted for the benefit of the related bondholders, until the principal, interest or other charges incurred or contracts to be performed in connection with the Bonds are paid or performed in full. Furthermore, under the contract clause of the United States Constitution, the State of South Carolina, including the PSCSC, cannot take any action that substantially impairs the rights of the related bondholders unless such action is a reasonable exercise of the State of South Carolina’s sovereign powers and of a character reasonable and appropriate to further a significant and legitimate public purpose. Under the Takings Clause of the United States Constitution and the Takings Clause of the South Carolina Constitution, the State of South Carolina would likely be required to pay just compensation to the bondholders if a court of competent jurisdiction determines that a repeal or amendment of the Financing Act or any other action taken by the State of South Carolina in contravention of the state pledge, (a) constitutes a permanent appropriation of a substantial property interest of the bondholders in the storm recovery property or (b) substantially impairs the value of the storm recovery property so as to unduly interfere with the reasonable expectations of the related bondholders arising from their investment in the Bonds, unless such court finds that just compensation is provided to the bondholders; but nothing in this paragraph precludes any limitation or alteration if full compensation is made by law for the full protection of the storm recovery charges and of the related bondholders or any assignee or party entering into a contract with the seller.
These representations and warranties made above by the seller will survive the execution and delivery of the sale agreement and our pledge of the storm recovery property to the indenture trustee. The seller will further represent and warrant that:
•
the seller is a limited liability company duly organized, validly existing and in good standing under the laws of North Carolina, with requisite power and authority to own its properties and conduct its business, including all necessary foreign qualifications, as of the transfer date;

•
the seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the seller’s business, operations, assets, revenues or properties, the storm recovery property, the issuing entity or the storm recovery bonds);

•
the seller has the requisite power and authority to execute and deliver the sale agreement and to carry out its terms; the seller has full power and authority to own the storm recovery property and sell and assign the storm recovery property to us, and the seller has duly authorized such sale and assignment to us by all necessary action; and the execution, delivery and performance of the sale agreement has been duly authorized by the seller by all necessary action;

•
the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to bankruptcy, receivership, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

•
the consummation of the transactions contemplated by the sale agreement do not conflict with, result in any breach of any of the terms and provisions of, or constitute a default under, the seller’s organizational documents or any indenture, or other material agreement or instrument to which the seller is a party or by which it is bound, result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any that may be granted under the related basic documents or any liens created by us pursuant to the Financing Act) or violate any existing law or any order, rule or regulation applicable to the seller of any court or of any federal or state regulatory body, administrative agency or other government instrumentality having jurisdiction over the seller or its properties. The storm recovery property is not subject to any lien, other than the liens created by the indenture and the Financing Act;

•
there is no order by a court providing for the revocation, alteration, limitation or other impairment of the Financing Act, financing order, storm recovery property or storm recovery charges, or any rights arising under them, or that seeks to enjoin the performance of any obligations under the financing order which is adverse to the position of the related storm recovery bondholders;

•
there are no proceedings or, to the seller’s knowledge, investigations pending or proceedings threatened, before any court, federal or state regulatory body, administrative agencies or other governmental instrumentality having jurisdiction over the seller or its properties:

•
asserting the invalidity of the basic documents, the related Bonds, the Financing Act or the financing order;

•
seeking to prevent the issuance of the Bonds or the consummation of any of the transactions contemplated by the basic documents;

•
seeking a determination or ruling that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the basic documents, the Bonds or the financing order; or

•
challenging the seller’s treatment of the Bonds as debt of the seller for U.S. federal and state tax purposes;

•
no governmental approvals, authorizations, consents, orders or other actions or filings, other than filings under the Financing Act or with the South Carolina Secretary of State or the Secretary of State of Delaware, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the related servicing agreement;

•
with respect to the Financing Act and the financing order:

•
the financing order has been issued by the PSCSC in accordance with the Financing Act in compliance with all applicable laws, rules and regulations; the financing order became effective pursuant to the Financing Act and is in full force and effect and final and nonappealable, and

•
the Bonds are entitled to the protections provided by the Financing Act and the financing order is not subject to impairment, and the right to impose, collect and adjust the storm recovery charge is irrevocable and not subject to reduction, impairment or adjustment, except for the periodic adjustments to the storm recovery charges provided for in the financing order;

•
apart from amending the Constitution of the State of South Carolina by initiative, the voters of the State of South Carolina have no initiative powers to amend, repeal or revoke the Financing Act;

•
for purposes of the Financing Act, the storm recovery property constitutes a present property right that will continue to exist until the related Bonds are paid in full and the financing costs associated with those Bonds have been recovered in full;

•
the storm recovery property consists of (a) all rights and interest of the seller under the financing order, including the right to impose, bill, charge, collect and receive storm recovery charges; (b) the right under the financing order to obtain true-up adjustments of the storm recovery charges; and (c) all revenues, collections, claims, rights to payments, payments, money and proceeds arising out of the rights and interest described in (a) and (b);

•
after giving effect to the sale of the storm recovery property under the sale agreement, DEC:

•
is solvent and expects to remain solvent;

•
is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•
is not engaged and does not expect to engage in a business for which its remaining property represents unreasonably small capital;

•
reasonably believes that it will be able to pay its debts as they become due; and

•
is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity; and

•
notwithstanding the foregoing, the seller makes no representation or warranty that amounts collected from the storm recovery charges will be sufficient to meet payment obligations on the Bonds or assumptions made in calculating the storm recovery charges will in fact be realized.

Certain of the representations and warranties that the seller will make in the sale agreement involve conclusions of law. The seller will make those representations and warranties in order to reflect the good faith understanding of the legal basis on which the bondholders are purchasing the Bonds and to reflect the agreement that, if this understanding proves to be incorrect or inaccurate, the seller will be obligated to indemnify us under certain circumstances to the same extent as if the seller had breached its representations and warranties under the sale agreement. Please read “—Indemnification.”
The seller will not be in breach of any representation or warranty as a result of any change in law by means of any legislative enactment, constitutional amendment or voter initiative.
Covenants of the Seller
In the sale agreement, the seller will make the following covenants:
•
So long as any of the related Bonds are outstanding, the seller will keep in full force and effect its existence and remain in good standing or equivalent status under the laws of the jurisdiction of its organization, and will obtain and preserve its qualifications to do business in each jurisdiction in which such qualification is or will be necessary to protect the validity and enforceability of the sale agreement and each other instrument or agreement to which the seller is a party necessary to the proper administration of the sale agreement and the transactions contemplated thereby.
•
Except for the conveyances under the sale agreement or any lien for our benefit, the related bondholders or the indenture trustee, the seller will not sell, pledge, assign or transfer to any other person, or grant, create, incur, assume or suffer to exist any lien on, any of the related storm recovery property, whether existing as of the transfer date or thereafter created, or any interest therein. The seller will not at any time assert any lien against or with respect to any related storm recovery property, and will defend the right, title and interest of DEC SC Storm Funding and of the indenture trustee as our assignee in, to and under such storm recovery property against all claims of third parties claiming through or under the seller.

•
The seller will use the proceeds of the sale of the related storm recovery property in accordance with the financing order.

•
If the seller is not the servicer and the seller receives any collections of the storm recovery charges with respect to the storm recovery property or the proceeds thereof, the seller will pay the servicer all payments received by the seller in respect thereof as soon as practicable after receipt thereof by the seller, but in no event later than two business days after the seller becomes aware of such receipt.

•
The seller will notify us and the indenture trustee in writing promptly after becoming aware of any lien on any of the storm recovery property, other than the conveyances under the sale agreement, and any lien pursuant to the basic documents, including the lien in favor of the indenture trustee for the benefit of the bondholders.

•
The seller will materially comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the indenture trustee’s interests in the storm recovery property under any of the basic documents, the timing or amount of storm recovery charges payable by customers or of seller’s performance of its material obligations under the sale agreement.

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So long as any of the Bonds are outstanding:

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the seller will treat storm recovery property as the issuing entity’s property for all purposes and not that of the seller, except for financial accounting, U.S. federal income tax purposes and state income and franchise tax purposes;

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the seller will treat such Bonds as debt of DEC SC Storm Funding and not that of the seller, except for financial accounting and U.S. federal income tax purposes;

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the seller will disclose in its financial statements that it is not the owner of the related storm recovery property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);

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the seller will not own or purchase the Bonds or any other of our storm recovery bonds; and

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the seller will disclose the effects of all transactions between us and the seller in accordance with generally accepted accounting principles.

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The seller agrees that, upon the sale by the seller of storm recovery property to us pursuant to the sale agreement:

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to the fullest extent permitted by law, including the Financing Act and applicable regulations of the PSCSC, we will have all of the rights originally held by the seller with respect to the related storm recovery property, including the right to collect any amounts payable by any customer in respect of such storm recovery property, notwithstanding any objection or direction to the contrary by the seller; and

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any payment by any customer to us of storm recovery charges will discharge that customer’s obligations in respect of the related storm recovery property to the extent of such payment, notwithstanding any objection or direction to the contrary by the seller.

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So long as any of the Bonds are outstanding:

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in all proceedings relating directly or indirectly to the storm recovery property, the seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial accounting or tax purposes);

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the seller will not make any statement or reference in respect of the storm recovery property that is inconsistent with our ownership interest (other than for financial accounting or tax purposes);

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the seller will not take any action in respect of the related storm recovery property except as contemplated by the basic documents; and

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neither we nor the seller shall take any action, file any tax return or make any election inconsistent with our treatment, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner).

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The seller will execute and file, or cause to be executed and filed, such filings required by law to fully preserve, maintain protect and perfect our ownership interest in the related storm recovery property.

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The seller will institute any action or proceeding necessary to compel performance by the PSCSC, the State of South Carolina or any of their respective agents of any of their obligations or duties under the Financing Act, the financing order or the issuance advice letter. The seller also agrees to take those legal or administrative actions that may be reasonably necessary to attempt (i) to protect us and the indenture trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act, the financing order, any issuance advice letter or the rights of the bondholders by legislative enactment or constitutional amendment that would be materially adverse to us, the indenture trustee or the bondholders or which would otherwise cause an impairment of the rights of DEC SC Storm Funding or the indenture trustee or the bondholders. The costs of any such actions or proceedings undertaken by the seller will be reimbursed by us as an operating expense.

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So long as any of the related Bonds are outstanding, the seller will pay, and will cause each of its affiliates (including the issuing entity) to pay, all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the storm recovery property, provided that no such tax need be paid if the seller or one of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

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The seller will comply with all filing requirements, including any post closing filings, in accordance with the financing order.

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Promptly after obtaining knowledge of any breach in any material respect of its representations and warranties or covenants in the sale agreement, the seller will notify us, the indenture trustee, the PSCSC and the rating agencies in writing of the breach.

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Even if the sale agreement or indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the Bonds or other amounts owed under the indenture, acquiesce, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against us under any U.S. federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of our property, or ordering the winding up or liquidation of our affairs.

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Upon our request, the seller will execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out the provisions and purposes of the sale agreement with notice to the PSCSC and ORS, provided, however, that the delivery of such notice shall not delay the implementation of any instrument delivered in accordance with this covenant.
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The seller shall not continue as or become a party to any (i) trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from South Carolina retail transmission or distribution, or both, customers unless the indenture trustee, the seller and the other parties to such additional arrangement shall have entered into a joinder or amendment to the intercreditor agreements in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude storm recovery property (including storm recovery charges) from any receivables or other assets pledged or sold under such arrangement or (ii) sale agreement selling to any other affiliate property consisting of charges similar to the storm recovery charges sold pursuant to the sale agreement, payable by customers pursuant to the Financing Act or any similar law, unless the seller and the other parties to such arrangement shall have entered into a joinder or amendment to the intercreditor agreements in connection with any agreement or similar arrangement described in the sale agreement.

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So long as any of the Bonds are outstanding, the seller shall not sell any “storm recovery property” or similar property, to secure another issuance of storm recovery bonds or similar Bonds unless the rating agency condition has been satisfied.

Indemnification
The seller will indemnify, defend and hold harmless us, the indenture trustee (for itself and for the benefit of the bondholders), our independent manager and any of our and the indenture trustee’s respective officers, directors, managers, employees and agents against:
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any and all amounts of principal of and interest on the Bonds not paid when due or when scheduled to be paid;

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any deposits required to be made by or to us under the basic documents or the financing order that are not made when required; and

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any and all other liabilities, obligations, losses, claims, damages, payments, costs or expenses that may be imposed on or asserted against any person, other than any liabilities, obligations or claims for or payments of principal of or interest on the Bonds, together with any reasonable costs and expenses actually incurred by such person, in each case, as a result of a breach by the seller of any of its representations, warranties and covenants in the sale agreement, except to the extent of losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of a representation or warranty made by such indemnified persons in any of the basic documents that gives rise to the seller’s breach of a covenant. The seller will have a 30-day opportunity to cure upon notice from us of a material breach of a covenant. Furthermore, bondholders shall be entitled to enforce their rights against the seller under this paragraph solely through a course of action brought on their behalf by the indenture trustee.
The seller will indemnify us and the indenture trustee (for itself and for the benefit of the bondholders)and each of their respective officers, directors, employees, trustees, managers and agents for, and defend and hold harmless each such person or entity from and against, any and all taxes (other than taxes imposed on the bondholders as a result of their ownership of Bonds) that may at any time be imposed on or asserted against any such person or entity as a result of (i) the sale and assignment of the storm recovery property to us, (ii) our ownership and assignment of the storm recovery property, (iii) the issuance and sale by us of the Bonds or (iv) the other transactions contemplated in the basic documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such person or entity to withhold or remit taxes with respect to payments on the Bonds.
The seller’s obligations provided for in the sale agreement will survive any repeal of, modification of, supplement to, or judicial invalidation of, the Financing Act or the financing order and will survive the resignation or removal of the indenture trustee or the termination of the sale agreement and will rank pari passu with other general, unsecured obligations of the seller. The seller shall not indemnify any person or entity otherwise indemnified under the sale agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.
Amendment
The sale agreement may be amended with the prior written consent of the indenture trustee and the satisfaction of the rating agency condition and if any amendment would adversely affect in any material respect the interest of any bondholder, the consent of a majority of bondholders of each affected tranche of Bonds. In determining, whether a majority of bondholders have consented, Bonds owned by us or any affiliate of us shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Bonds it actually knows to be so owned. An amendment that is determined by the seller to have a reasonable possibility to impact rates borne by customers shall also satisfy the PSCSC condition within the time periods and subject to the conditions set forth in the sale agreement. We will notify the rating agencies and PSCSC promptly after the execution of any such amendment or consent. Please read “Description of the Storm Recovery Bonds—Procedure for Obtaining Consent or Deemed Consent of the PSCSC” in this prospectus.
Assumptions of the Obligations of the Seller
Any person (a) into which the seller may be merged or consolidated and which succeeds to all or substantially all of the electric distribution business of the seller, (b) which results from the division of the seller into two or more persons and which succeeds to all or substantially all of the electric distribution business of the seller, (c) which may result from any merger or consolidation to which the seller shall be a party and which succeeds to all or substantially all of the electric distribution business of the seller, (d) which may succeed to the properties and assets of the seller substantially as a whole and which succeeds to all or substantially all of the electric distribution business of the seller, or (e) which may otherwise succeed to all or substantially all of the electric distribution business of the seller, and which person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the seller under the sale agreement, shall be the successor to the seller thereunder without the execution or filing of any document or any further act by any of the parties so long as the conditions of any such assumption are met. The conditions include:
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immediately after giving effect to such transaction, no representation or warranty made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing;

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the seller shall have delivered to us and to the indenture trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger or succession and each agreement of assumption comply with the requirements of the sale agreement and that all conditions precedent relating to such transaction have been complied with;

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the seller shall have delivered to us, to the indenture trustee and the rating agencies an opinion of counsel stating, in the opinion of such counsel, either (a) all filings to be made by DEC, in its capacity as seller or as servicer, including filings under the Financing Act with the South Carolina Secretary of State and the UCC, that are necessary to preserve our interests and the interests of the indenture trustee in the related storm recovery property have been executed and filed or (b) that no such action is necessary to preserve such interests,

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the seller shall have given the rating agencies prior written notice of the transaction, and to the extent that a merger, conversion or consolidation between the seller and Duke Energy Progress, LLC is reasonably expected to result in more than an incidental change in the number of customers paying the storm recovery charges, the rating agency condition shall be satisfied, and

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the seller shall have delivered to us, to the indenture trustee and to the rating agencies an opinion of an independent tax counsel to the effect that, for U.S. federal income tax purposes, such consolidation or other succession to, and assumption of, the obligations of the seller will not result in a material adverse U.S. federal income tax consequence to us or to the seller, the indenture trustee or the holders of the outstanding Bonds.
So long as the conditions of any such assumption are met, the depositor will automatically be released from its obligations under the sale agreement.

THE SERVICING AGREEMENT
The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the storm recovery property. The form of the servicing agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Servicing Procedures
The servicer will manage, service and administer, bill, collect and post all payments in respect of, the storm recovery property according to the terms of the servicing agreement. The servicer’s duties will include:
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calculating consumption, billing the storm recovery charges, collecting the storm recovery charges from customers and posting all collections;

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responding to inquiries by customers, the PSCSC or any other governmental authority regarding the storm recovery property or storm recovery charges;

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investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to the issuing entity);

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processing and depositing collections and making periodic remittances;

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furnishing periodic and current reports to us, the PSCSC, the rating agencies and the indenture trustee;

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making all filings with the PSCSC and taking all other actions necessary to perfect our ownership interests in and the indenture trustee’s first priority lien on the storm recovery property;

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making all filings and taking such other action as may be necessary to perfect the indenture trustee’s lien on and security interest in all collateral;

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selling, as our agent, as our interests may appear, defaulted or written off accounts;

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taking all necessary action in connection with true-up adjustments; and

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performing other duties specified under the financing order.

The servicer will be required to notify us, the indenture trustee and the rating agencies in writing of any laws or PSCSC regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.
In addition, upon our reasonable request or the reasonable request of any rating agency, the servicer will provide to us or any rating agency public financial information about the servicer and any material information about the storm recovery property that is reasonably available, as may be reasonably necessary and permitted by law to enable us or any rating agency to monitor the servicer’s performance, and, so long as any Bonds are outstanding, within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the storm recovery charges applicable to each storm recovery rate class. The servicer will also prepare any reports required to be filed by us with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings with the State of South Carolina and the Secretary of State of the State of Delaware necessary to preserve, protect and perfect the interests of the indenture trustee in the storm recovery property have been made.
Servicing Standards and Covenants
The servicing agreement will require the servicer, in servicing and administering the storm recovery property, to employ or cause to be employed procedures and exercise or cause to be exercised the same care and diligence it customarily employs and exercises with respect to billing, collection and posting activities it conducts for its own account and, if applicable, for others.

The servicing agreement will require the servicer to implement procedures and policies to ensure that customers remit the storm recovery charges to the servicer on our behalf and on behalf of the bondholders. The servicer will also monitor payments and will impose collection policies on customers, as permitted under the financing order and the rules of the PSCSC.
The servicing agreement will require the servicer to (i) manage, service, administer, bill, charge, collect, receive and post collections in respect of the storm recovery property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the PSCSC, (ii) calculate storm recovery charges in accordance with the Financing Act; (iii) follow standards, policies and procedures in performing its duties as servicer that are customary in the electric distribution industry, (iv) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the storm recovery property and to impose, bill, collect and post the storm recovery charges, (v) comply with all requirements of law, including all applicable regulations of the PSCSC applicable to and binding on it relating to the storm recovery property, (vi) file all reports with the PSCSC required by the financing order, (vii) file and maintain the effectiveness of financing statements filed with the South Carolina Secretary of State with respect to the property transferred under the sale agreement and (viii) take such other action on our behalf to ensure that the lien of the indenture trustee on the collateral remains perfected and of first priority, including any action required pursuant to any intercreditor agreement. The servicer shall follow customary and usual practices and procedures as it deems necessary or advisable in servicing the storm recovery property, which, in the servicer’s judgment, may include taking legal action at our expense but subject to the priority of payments set forth in the indenture.
Notwithstanding anything to the contrary in the servicing agreement, the duties of the servicer set forth in the servicing agreement shall be qualified and limited in their entirety by the Financing Act, the financing order, any PSCSC regulation and the U.S. federal securities laws and the rules and regulations promulgated thereunder, as in effect at the time such duties are to be performed.
The servicing agreement will also require the servicer to provide various reports regarding the storm recovery charges and allocation of the storm recovery charges among various classes of customers and payments to the bondholders, in each case as are necessary to effect collection, allocation and remittance of payments in respect of storm recovery charges and other collected funds as required under the basic documents.
The servicer will be responsible for instituting or maintaining any action or proceeding to compel performance by the State of South Carolina or the PSCSC of their respective obligations and duties under the Financing Act and the financing order. The servicer will assist us in taking such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act, the financing order or the rights of holders of storm recovery property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders. Any costs associated with such legal or administrative action will be borne by us as an operating expense; provided, however, that the servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with the indenture, and is not required to advance its own funds to satisfy these obligations.
In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of DEC’s electric distribution facilities, the servicer will assert that the court ordering such condemnation must treat such municipality as a successor to DEC under the Financing Act and the financing order.
Each servicing agreement will also designate the servicer as the custodian of our records and documents.
The PSCSC’s True-Up Mechanism
The Financing Act permits and the financing order requires that storm recovery charges be reviewed and adjusted at least semi-annually (and beginning twelve months prior to the last scheduled payment date of the latest maturing tranche, at least quarterly) to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement. Under the servicing agreement, the servicer will make adjustments to the storm recovery charges at least semi-annually.
In addition to the semi-annual true-up adjustment, the servicer is authorized to make interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement. Necessary true-up adjustments are to be made to correct for any overcollection or undercollection of the storm recovery charges or to otherwise ensure the timely payment of the periodic payment requirement.
There are no caps on the level of storm recovery charges that may be imposed on customers as a result of the true-up process. In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning twelve months prior to the latest scheduled payment date for such Bonds, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of principal of and interest on the Bonds and other required amounts and charges owing in connection with the Bonds on the next payment date. For more information on the true-up mechanism, please read “DEC’s Financing Order—True-Up Mechanism”.
Each true-up adjustment will allocate the revenue requirement among all customer rate classes in accordance with the allocation methodology approved in DEC’s last general rate case before the PSCSC.
As part of each true-up adjustment, the servicer will calculate the storm recovery charges that must be billed in order to generate the revenues for the semi-annual period necessary to result in:
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all accrued and unpaid interest on the Bonds being paid in full;

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the outstanding principal balance of the Bonds equaling the amount provided in the expected sinking fund schedule;

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the amount on deposit in the capital subaccount equaling the required capital level; and

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all of our other fees, expenses and indemnities being paid. by the next scheduled payment date.

There is no cap on the level of storm recovery charges that may be imposed on customers as a result of the true-up mechanism to pay principal of and interest on the Bonds when due and ongoing financing costs.
Upon the filing of a true-up adjustment letter made pursuant to the financing order, the PSCSC shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation as expeditiously as possible but no later than 60 days following the servicer’s true-up filing; and that notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 60 days of the servicer’s filing of a true-up adjustment letter. If the PSCSC identifies a mathematical or clerical error, the servicer will promptly correct the related true-up filing and resubmit. Upon administrative approval, no further action of the PSCSC will be required prior to implementation of the true-up.
Remittances to Collection Account
The servicer will remit storm recovery charges directly to the indenture trustee on a daily basis. The servicer will remit storm recovery charges based on estimated collections using a weighted average balance of days outstanding (“ADO”) on DEC’s retail bills. Storm recovery charge collections remitted will represent the charges estimated to be received for any period based upon the ADO and an estimated system-wide write-off percentage.
Each day on which those remittances are made is referred to as a daily remittance date. The estimated payments are made from collections received from customers.
No less often than semi-annually, the servicer will reconcile remittances of estimated storm recovery charge collections with actual storm recovery charge payments received by the servicer and remitted to the indenture trustee to more accurately reflect the amount of billed storm recovery charges that should have been remitted, based on ADO and the actual system-wide write-off percentage. To the extent the remittances of estimated payments arising from the storm recovery charges exceed the amounts that should have been remitted based on actual system-wide write-offs, the servicer will be entitled to withhold the excess amount from any subsequent remittance to the indenture trustee until the balance of such excess is reduced to zero. To the extent the remittances of estimated payments arising from the storm recovery charges are less than the amount that should have been remitted based on actual system wide write-offs, the servicer will remit the amount of the shortfall to the indenture trustee within two business days. Although the servicer will remit estimated storm recovery charge collections for the storm recovery bonds to the indenture trustee, the servicer will not be obligated to make any payments on the Bonds.
At least annually, the servicer also will remit to the indenture trustee, for our benefit, any late payment charges received from customers with respect of storm recovery charges.
The servicer has agreed and acknowledged that it holds all storm recovery charge collections for the storm recovery bonds received by it and any other proceeds for the storm recovery bond collateral received by it for the benefit of the indenture trustee and the bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer has further agreed not to make any claim to reduce its obligation to remit all storm recovery charge payments collected by it in accordance with the servicing agreement.
Servicing Compensation
The servicer will be entitled to receive an annual servicing fee with respect to the Bonds in an amount equal to:
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0.05% on an annualized basis of the original principal amount of Bonds plus out-of-pocket expenses so long as the servicer remains DEC or an affiliate; or

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if DEC or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the indenture trustee, provided, that the fee shall not exceed 0.60% of the original aggregate principal amount of the Bonds unless a higher fee is approved by the PSCSC.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount of the servicing fee to be paid on the first payment date in which the servicing fee then due will be calculated based on the number of days the Servicing Agreement has been in effect. The indenture trustee will pay the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the Bonds. The servicer shall be entitled to be reimbursed by us for certain out-of-pocket expenses, including filing fees and reasonable fees and expenses for attorneys, accountants, printing or other professional services retained by us and paid for by the servicer (or procured by the servicer on our behalf and paid for by the servicer) to meet our obligations under the basic documents. Except for those reimbursable expenses, the servicer shall be required to pay all other costs and expenses incurred by the servicer in performing its activities hereunder (but, for the avoidance of doubt, excluding any such costs and expenses incurred by DEC in its capacity as administrator). There is no limit on the amount of these out-of-pocket expenses, and they will be recovered as ongoing financing costs through the collection of the storm recovery charges and paid in accordance with the payment waterfall in the Indenture. See “Security for the Storm Recovery Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.
Servicer Representations and Warranties
In the servicing agreement, the servicer will represent and warrant to us, the indenture trustee and the PSCSC as of the issuance date of the Bonds, among other things, that:
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the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization, with requisite power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, to service the storm recovery property and hold the records related to the storm recovery property, and to execute, deliver and carry out the terms of the servicing agreement and the intercreditor agreements;

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the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the storm recovery property as required under the servicing agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the storm recovery property);
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the execution, delivery and performance of the terms of the servicing agreement and the intercreditor agreements have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

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each of the servicing agreement and the intercreditor agreements constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

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the consummation of the transactions contemplated by the servicing agreement and the intercreditor agreements do not conflict with, result in any breach of or constitute (with or without notice or lapse of time) a default under the servicer’s organizational documents or any indenture or other agreement or instrument to which the servicer is a party or by which it or any of its property is bound, result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the indenture trustee for the benefit of bondholders under the basic documents) or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;

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to the servicer’s knowledge, there are no proceedings or investigations pending or, to the servicer’s knowledge, threatened against the servicer before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the servicer or its properties: (i) seeking to prevent issuance of the Bonds or the consummation of the transactions contemplated by the servicing agreement or any of the other basic documents; (ii) seeking any determination or ruling that might materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability against the servicer of, the servicing agreement or any of the other basic documents; or (iii) relating to the servicer and which might materially and adversely affect the federal or state income, gross receipts or franchise tax attributes of the Bonds;

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no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement except those that have previously been obtained or made, those that are required to be made by the servicer in the future pursuant to the servicing agreement or the intercreditor agreements and those that the servicer may need to file in the future to continue the effectiveness of any financing statements; and

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each report or certificate delivered in connection with any filing made to the PSCSC by the servicer on our behalf with respect to the storm recovery charges or true-up adjustments will constitute a representation and warranty by the servicer that each such report or certificate, as the case may be, is true and correct in all material respects. To the extent that any such report or certificate is based in part or upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance and the facts known to the servicer on the date such report or certificate is delivered.

The servicer, the indenture trustee and we are not responsible as a result of any action, decision, ruling or other determination made or not made, or any delay (other than any delay resulting from the servicer’s failure to make any filings with the PSCSC required by the servicing agreement in a timely and correct manner or any breach by the servicer of its duties under the servicing agreement that adversely affects the storm recovery property or the true-up adjustments), by the PSCSC in any way related to the storm recovery property or in connection with any true-up adjustment, the subject of any such filings, any proposed true-up adjustment or the approval of any revised storm recovery charges and the scheduled adjustments thereto.

Except to the extent that the servicer otherwise is liable under the provisions of the servicing agreement, the servicer shall have no liability whatsoever relating to the calculation of any revised storm recovery charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculations, so long as the servicer has acted in good faith and has not acted in a negligent manner in connection therewith, nor shall the servicer have any liability whatsoever as a result of any person or entity, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of any bond generally.
The Servicer Will Indemnify DEC SC Storm Funding and Other Entities in Limited Circumstances
The servicer will indemnify, defend and hold harmless DEC SC Storm Funding and the indenture trustee (for itself and for the related bondholders’ benefit) and the independent manager and each of their respective trustees, officers, directors, employees and agents from any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, arising as a result of:
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the servicer’s willful misconduct, bad faith or negligence in the performance of, or reckless disregard of, its duties or observance of its covenants under the servicing agreement and the intercreditor agreements;

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the servicer’s material breach of any of its representations or warranties that results in a default by the servicer under the servicing agreement or the intercreditor agreements; and

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litigation and related expenses relating to its status and obligations as servicer (other than any proceeding the servicer is required to institute under the servicing agreement).

The servicer will not be liable, however, for any liabilities, obligations, losses, damages, payments or claims, or reasonable costs or expenses, resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification, or resulting from a breach of a representation or warranty made by any such person or entity in any of the basic documents that give rise to the servicer’s breach.
Except for payment of the servicing fee and payment of the purchase price of the storm recovery property, the servicing agreement also provides that the servicer releases and discharges us and our independent manager, the indenture trustee and each of our respective officers, directors and agents from any and all actions, claims and demands that the servicer, in the capacity of servicer or otherwise, may have against those parties relating to the storm recovery property or the servicer’s activities with respect to the storm recovery property, other than actions, claims and demands arising from the willful misconduct, bad faith or gross negligence of the parties.
The servicer will indemnify us, any independent manager, the indenture trustee (in its own capacity and for the benefit of bondholders) and each of their respective officers, directors, employees and agents for, and defend and hold harmless each such person from and against any and all liabilities, obligations, losses, damages, payments and claims arising from the acceptance and performance of the trusts and the duties under the servicing agreement and in the indenture, except to the extent that any such liability, obligation, loss, damage, payment and claim, and reasonable cost or expense is due to the willful misconduct, bad faith or gross negligence of us, any independent manager or the indenture trustee, as the case may be.
This indemnification will survive the resignation or removal of the indenture trustee and the termination of the servicing agreement.
Evidence as to Compliance
The servicing agreement will provide that the servicer will furnish annually to us, the indenture trustee, the PSCSC and the rating agencies, on or before the earlier of March 31 of each year, beginning March 31, 2026 or on the date on which our annual report on Form 10-K relating to the Bonds is required to be filed with the SEC, certificates from a responsible officer of the servicer containing and certifying compliance with specified servicing criteria as required by Item 1122(a) and Item 1123 of the rules of the SEC known as Regulation AB promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time (or any successor or similar item or rule), during the preceding 12 months ended December 31 (or preceding period since the issuance date of the Bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.
The servicing agreement also provides that a firm of independent registered public accountants will furnish annually to us, and provide to the indenture trustee, the PSCSC and the rating agencies on or before the earlier of March 31 of each year, beginning March 31, 2026 or on the date on which the annual report on Form 10-K relating to the Bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the preceding paragraph, and such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act of 1933, as amended, and the Exchange Act. The report will also indicate that the accounting firm providing the report is independent of the servicer within the meaning of the rules of the Public Company Accounting Oversight Board. The cost of the annual accountant’s report will be reimbursable as an operating expense under the indenture and the series supplement.
Copies of the above reports will be filed with the SEC. Please read “Where You Can Find More Information” in this prospectus. You may also obtain copies of the above statements and certificates by sending a written request addressed to the indenture trustee.
The servicer will also be required to deliver to us, the indenture trustee, the PSCSC and the rating agencies monthly reports setting forth certain information relating to collections of storm recovery charges received during the preceding calendar month and, shortly before each payment date, a report setting forth the amount of principal and interest payable to bondholders on such date, the aggregate outstanding amount of the Bonds, before and after giving effect to any payment of principal on such payment date, the difference between the principal outstanding on the Bonds and the amounts specified in the related expected sinking fund schedule after giving effect to any such payments and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date.
In addition, the servicer is required to send copies of each filing or notice evidencing a true-up adjustment to us, the indenture trustee and the rating agencies. The servicer is also required to provide to the rating agencies any non-confidential and non-proprietary information as is reasonably requested by the rating agencies.
Matters Regarding the Servicer
The servicing agreement will provide that DEC may not resign from its obligations and duties as servicer thereunder, except when DEC delivers to us, the indenture trustee and PSCSC an opinion of external legal counsel to the effect that DEC’s performance of its duties under the servicing agreement is no longer permissible under applicable law. No resignation by DEC as servicer will become effective until a successor servicer has been approved by the PSCSC and assumed DEC’s servicing obligations and duties under the servicing agreement.
The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to us or to any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any of its directors, officers or agents will be protected against any liability that would otherwise be imposed by reason of negligence, recklessness or willful misconduct in the performance of its duties or by reason of reckless disregard of obligations and duties under the servicing agreement. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel or on any document submitted by any person or entity respecting any matters under the servicing agreement. The servicer has also acknowledged that the PSCSC has the authority to enforce the provisions of the servicing agreement for the benefit of customers. Except as provided in the servicing agreement, the servicer is under no obligation to appear in, prosecute or defend any legal action that is not directly related to one of its duties in the servicing agreement or otherwise related to its indemnification obligations.
Any entity which becomes the successor by merger, consolidation, division, sale, transfer, lease, management contract or otherwise to all or substantially all of the servicer’s electric distribution business may assume all of the rights and obligations of the servicer under the servicing agreement without the execution or filing of any document. The following are conditions to the transfer of the duties and obligations to a successor servicer:
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immediately after the transfer, no representation or warranty made by the servicer in the servicing agreement will have been breached and no servicer default or event which after notice of, lapse of time or both, would become a servicer default, has occurred and is continuing;

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the servicer has delivered to us, to the PSCSC, to the indenture trustee and the rating agencies an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with;

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the servicer has delivered to us, to the indenture trustee, the PSCSC and the rating agencies an opinion of counsel stating either that all necessary filings, including those under the Financing Act and the UCC, to fully preserve and protect our interests and liens of the indenture trustee in all of the storm recovery property have been made or that no such filings are required;

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the servicer has given prior written notice to the rating agencies;

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the servicer has delivered to us, the indenture trustee, the PSCSC and the rating agencies, an opinion of counsel stating that for U.S. federal income tax purposes, such consolidation, conversion, merger or succession and such agreement of assumption will not result in material adverse U.S. federal income tax consequences for the bondholders; and

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any applicable requirements of the intercreditor agreements have been satisfied.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.
Servicer Defaults
Servicer defaults under the servicing agreement will include:
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any failure by the servicer to remit any amount, including payments arising from the storm recovery charges into the collection account as required under the servicing agreement, which failure continues unremedied for five business days after written notice from us or the indenture trustee is received by the servicer (with a copy of such notice being provided promptly upon receipt by the servicer to the PSCSC) or after discovery of the failure by a responsible officer of the servicer;

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any failure by the servicer to duly perform its obligations to make storm recovery charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five business days;

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any failure by the servicer or, if the servicer is DEC or an affiliate of DEC, by DEC to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which failure continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is DEC or an affiliate of DEC, by us, the PSCSC (with a copy of such notice being provided upon receipt by the servicer to the indenture trustee) or by the indenture trustee or after such failure is discovered by a responsible officer of the servicer;

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any representation or warranty made by the servicer in the servicing agreement or any other basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by us or the indenture trustee (with a copy of such notice being provided promptly upon receipt by the Servicer to the PSCSC) or after such failure is discovered by a responsible officer of the servicer; and

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events of bankruptcy, insolvency, receivership or liquidation of the servicer.

Rights Upon a Servicer Default
In the event of a servicer default that remains unremedied, the indenture trustee, at the written direction of the holders of a majority of the outstanding principal amount of the storm recovery bonds, or at the written direction of the PSCSC, subject to the terms of the intercreditor agreements, by notice then given in writing to the servicer, will terminate all the rights and obligations (other than servicer’s indemnity obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed) of the servicer under the servicing agreement and under the intercreditor agreements; provided, however the indenture trustee shall not give a termination notice upon instruction of the PSCSC unless the rating agency condition is satisfied. In addition, upon a servicer default, then we and the indenture trustee shall be entitled to apply to the PSCSC or any court of competent jurisdiction for sequestration and payment to the indenture trustee of revenues arising with respect to the applicable storm recovery property.
On or after the receipt by the servicer of a notice of termination, all authority and power of the servicer under the servicing agreement, whether with respect to the storm recovery bonds, the storm recovery property, the storm recovery charges or otherwise, shall, upon appointment of a successor servicer under the servicer agreement, without further action, pass to and be vested in such successor servicer and, without limitation, the indenture trustee is hereby authorized and empowered to execute and deliver, on behalf of the predecessor servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of the notice of termination, whether to complete the transfer of the storm recovery property records and related documents, or otherwise. The predecessor servicer shall cooperate with the successor servicer, the indenture trustee and with us in effecting the termination of the responsibilities and rights of the predecessor servicer under the servicing agreement, including the transfer to the successor servicer for administration by it of all cash amounts that shall at the time be held by the predecessor servicer for remittance, or shall thereafter be received by it with respect to the storm recovery property or the storm recovery charges. As soon as practicable after receipt by the servicer of such notice of termination, the servicer shall deliver the storm recovery property records to the successor servicer. All reasonable costs and expenses (including attorneys’ fees and expenses) incurred in connection with transferring the storm recovery property records to the successor servicer and amending the servicing agreement to reflect such succession as servicer pursuant to the servicing agreement shall be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. Termination of DEC as servicer shall not terminate DEC’s rights or obligations under the sale agreement or any other basic document other than the servicing agreement.
Waiver of Past Defaults
The indenture trustee, with the written consent of the holders of a majority of the outstanding principal amount of the Bonds may waive in writing any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required deposits to the collection account in accordance with the servicing agreement, provided, however, that certain events of default of the servicer under the servicing agreement may not be waived without satisfaction of the PSCSC condition if the servicer determines that the waiver has a reasonable possibility to impact the rates borne by customers. Upon any such waiver of a past default, such default shall cease to exist, and any default of the servicer arising therefrom shall be deemed to have been remedied for every purpose of the servicing agreement. The servicing agreement will provide that no waiver will impair the related bondholders’ rights relating to subsequent defaults.
Successor Servicer
Upon the receipt of a notice of termination or upon the servicer’s resignation or removal in accordance with the terms of the servicing agreement, the predecessor servicer shall continue to perform its functions as servicer and shall be entitled to receive the requisite portion of the servicing fees, until a successor servicer has assumed in writing the obligations of the servicer. In the event of the servicer’s removal or resignation, the indenture trustee, at the written direction of the holders of a majority of the principal amount of the outstanding Bonds, or of the PSCSC, shall appoint a successor servicer with our prior written consent (which consent shall not be unreasonably withheld).
If no successor servicer has been appointed within 30 days after the delivery of the termination notice, the indenture trustee, at the written direction of the holders of not less than a majority of the outstanding amount of the related Bonds, will petition the PSCSC or a court of competent jurisdiction for the appointment of, a successor servicer which is permitted to perform the duties of the servicer pursuant to the Financing

Act, the PSCSC regulations, the financing order and the servicing agreement, satisfies criteria specified by the nationally recognized statistical rating agencies rating the Bonds, enters into a servicing agreement with us having substantially the same provisions as the servicing agreement in effect between us and the predecessor servicer and, if applicable, its compensation is approved (or not disapproved) by the PSCSC. Any successor servicer may resign only if it is prohibited from servicing as such by applicable law.
If for any reason a third party assumes the role of the servicer under the servicing agreement, the servicing agreement will require the servicer, on an ongoing basis, to cooperate with us, the indenture trustee and the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations under the servicing agreement.
Amendment
The servicing agreement may be amended in writing by the servicer and us, if a copy of the amendment is provided by us to each rating agency and the PSCSC and if the rating agency condition have been satisfied, with the prior written consent of the indenture trustee; provided, that such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the bondholders of a majority of the outstanding principal amount of Bonds. In addition, if the servicer determines that the amendment has a reasonable possibility to impact the rates borne by customers, the PSCSC condition must be satisfied.

INTERCREDITOR AGREEMENTS
Under the DEC intercreditor agreement, among DEC, us, the indenture trustee, and the indenture trustee for the 2021 NC Storm Recovery Bonds, (i) the respective holders of the storm recovery bonds have separate ownership interests in their respective storm recovery property and (ii) replacement of the servicers will require the agreement of each of the indenture trustee, the indenture trustee for the 2021 NC Storm Recovery Bonds.
In the sale agreement, DEC has covenanted that, for so long as the Bonds are outstanding, it will not enter into any (i) trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from North Carolina electric distribution customers unless the indenture trustee, the seller and the other parties to such additional arrangement shall have entered into a joinder or amendment to the intercreditor agreements in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude storm recovery property (including storm recovery charges) from any receivables or other assets pledged or sold under such arrangement or (ii) sale agreement selling to any other affiliate property consisting of charges similar to the storm recovery charges sold pursuant to the sale agreement, payable by customers pursuant to the Financing Act or any similar law, unless the seller and the other parties to such arrangement shall have entered into a joinder or amendment to the intercreditor agreements in connection with any agreement or similar arrangement described in the sale agreement.
In connection with the issuance of the storm recovery bonds, the issuing entity and indenture trustee will execute a joinder to the DEBS intercreditor agreement among DEC and its affiliates whereby the storm recovery charges will be identified as property of the issuing entity pledged to the indenture trustee. Please refer to “Risk Factors—Servicing Forecasting Risks—If DEC SC Storm Funding needs to replace DEC as the servicer, DEC SC Storm Funding may experience difficulties finding and using a replacement servicer”.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of the Bonds acquired in this offering and, insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of DEC’s tax counsel, Hunton Andrews Kurth LLP. Except where noted, this discussion only applies to Bonds that are held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code) by holders who purchase the Bonds upon their original issuance at their original issue price. This discussion does not address the tax considerations applicable to subsequent purchasers of Bonds. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, real estate investment trusts, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, S-corporations, partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and persons holding the Bonds through a partnership or other pass-through entity), U.S. Holders whose functional currency is not the U.S. dollar, passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid U.S. federal income tax, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code, or persons holding the Bonds as part of a hedge, straddle, or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign, or other tax laws or any U.S. Medicare contribution tax on net investment income, federal estate, gift, alternative minimum or foreign tax considerations. However, by acquiring a Bond, a holder agrees to treat the Bond as a debt of DEC to the extent consistent with applicable state, local, and other tax law unless otherwise required by appropriate taxing authorities. This discussion is based upon the Internal Revenue Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.
As used in this prospectus, the term “U.S. Holder” means a beneficial owner of a Bond that is for U.S. federal income tax purposes:
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an individual citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined under Section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of its substantial decisions, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term “Non-U.S. Holder” means a beneficial owner of a Bond that is not a U.S. Holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former individual citizen of the United States, or (iii) a former resident of the United States.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Bonds, the tax treatment of such partnership and its partners will generally depend on the status of the partner and the activities of such partnership and its partners. If a holder of Bonds is a partnership or a partner in such a partnership, such holder should consult with its own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of Bonds.
THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE BONDS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE

APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE BONDS.
Taxation of the Issuing Entity and Characterization of the Bonds
Concurrent with the issuance of the Bonds, Hunton Andrews Kurth LLP, as tax counsel to the issuing entity and DEC, will deliver its opinion that based upon the Internal Revenue Code, the Treasury regulations promulgated thereunder, and Revenue Procedure 2005-62, 2005-2 CB 507 (“Revenue Procedure 2005-62”), as modified by Revenue Procedure 2024-15, 2024-12 I.R.B. 717 (“Revenue Procedure 2024-15”) (as modified, the “Revenue Procedure”), for U.S. federal income tax purposes (i) the issuance of the Bonds will be a “qualifying securitization” within the meaning of the Revenue Procedure, (ii) the Bonds will be characterized as obligations of DEC for U.S. federal income tax purposes as expressly set forth in section 6.02 of Revenue Procedure 2005-62, (iii) the issuing entity will not be subject to U.S. federal income tax as an entity separate from DEC (the issuing entity’s sole member), and (iv) DEC will not be treated as recognizing gross income upon the issuance of the Bonds. By acquiring a Bond, a beneficial owner agrees to treat the Bond as debt of DEC for U.S. federal income tax purposes. This opinion is based on certain representations made by the issuing entity and DEC and on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the Bonds.
Tax Consequences to U.S. Holders
Interest
DEC and the issuing entity expect that the Bonds will not be issued with more than a de minimis amount of original issue discount, or “OID”, for U.S. federal income tax purposes. Thus, stated interest on the generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. If, however, the issue price of a tranche of the Bonds is less than the stated principal amount of that tranche of Bond and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), U.S. Holders will be required to include the difference in income as OID as it accrues in accordance with the constant yield method (as set forth in the applicable Treasury regulations). The remainder of this discussion assumes that the Bonds will not be treated as issued with OID.
Sale, Exchange, or Retirement of Bonds
On a sale, exchange, or retirement of a Bond, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received (other than any amount received attributable to accrued but unpaid interest on the Bond not previously included in income, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond is the U.S. Holder’s cost, subject to adjustments such as reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Bond was held for more than one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate U.S. Holders is subject to limitations.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to certain payments of principal and interest on the Bonds and to the proceeds from the sale of the Bonds unless the recipient is an exempt recipient. In addition, backup withholding at the current rate will apply to the payments if a U.S. Holder fails to provide its taxpayer identification number, a certificate of exempt status, or otherwise comply with the applicable requirements of the U.S. backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
Tax Consequences to Non-U.S. Holders
Interest
Subject to the discussion below concerning backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income and withholding tax on interest received in respect of the Bonds, provided that such interest is not effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business and such Non-U.S. Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of DEC, (ii) is not a controlled foreign corporation for U.S. federal income tax purposes directly or indirectly related to DEC within the meaning of Section 881(c)(3)(C) of the Internal Revenue Code, (iii) is not a bank whose receipt of interest on the Bonds is described in Section 881(C)(3)(A) of the Internal Revenue Code, and (iv) satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).
A Non-U.S. Holder that does not qualify for the exemption from withholding described above (the “Portfolio Interest Exemption”), generally will be subject to U.S. federal withholding tax at a 30% rate on payments of interest on the Bonds unless (i) such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) and the Non-U.S. Holder provides the applicable paying agent an IRS Form W-8ECI (or appropriate substitute form) or (ii) the Non-U.S. Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty.
If interest or other income received with respect to Bonds is effectively connected with a United States trade or business conducted by a Non-U.S. Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or other income on a net income basis at the regular graduated rates applicable to U.S. Holders. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty.
Sale, Exchange, or Retirement of Bonds
Subject to the backup withholding discussions below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of the Bonds (other than gain that represents accrued but unpaid interest not previously included in income, which will be subject to the rules described above regarding payments of interest), unless:
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the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

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the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed on a net income basis at the same graduated rates applicable to U.S. Holders with respect to gain that is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax described above. A Non-U.S. Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the Bonds) exceed capital losses allocable to U.S. sources. To claim the benefit of an applicable income tax treaty, a Non-U.S. Holder may be required to file an income tax return and disclose its position under the U.S. Treasury regulations concerning treaty-based return positions.
Information Reporting and Backup Withholding
Generally, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty.
In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest on the Bonds that are made to the Non-U.S. Holder, provided that the Non-U.S. Holder has provided certification that such Non-U.S. Holder is a Non-U.S. Holder, and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person (as defined under Section 7701(a)(30) of the Internal Revenue Code).
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Bonds within the United States or conducted through certain U.S.-related financial intermediaries unless the Non-U.S. Holder certifies to the payor under penalties of perjury that it is a Non-U.S. Holder and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person (as defined under Section 7701(a)(3) of the Internal Revenue Code), or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
The Foreign Account Tax Compliance Act (FATCA)
Pursuant to Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as “FATCA”), Treasury regulations thereunder, and administrative guidance, issuers of certain debt instruments and their agents, as applicable, are required to withhold 30% of the amount of any “withholdable payments” with respect to such instruments paid to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution enters into an agreement with the United States government to collect and report to the United States government, on an annual basis, information with respect to its U.S. account holders and meets certain other specified requirements (or, in certain circumstances, complies with similar reporting requirements of the non-United States government in the jurisdiction in which it is organized or located under an intergovernmental agreement between such non-United States government and the United States government) or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial U.S. owners” or provides certain information regarding the entity’s “substantial U.S. owners” and such entity meets certain other specified requirements. FATCA generally will apply to all payments otherwise subject to FATCA withholding without regard to whether the beneficial owner of the payment is a United States person (as defined under Section 7701(a)(30) of the Internal Revenue Code) or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or United States domestic law.
Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA and whether FATCA may be relevant to such Non-U.S. Holder’s acquisition, ownership, and disposition of the Bonds.

STATE AND OTHER TAX CONSEQUENCES
In addition to the U.S. federal income tax consequences described in “Material U.S. Federal Income Tax Consequences” in this prospectus, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the storm recovery bonds offered by this prospectus. State tax law may differ substantially from the corresponding federal tax law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their tax advisors about the various tax consequences of investments in the Bonds offered by this prospectus.

ERISA CONSIDERATIONS
This discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Internal Revenue Code, the legislative history of ERISA and the Internal Revenue Code, existing administrative rulings of the United States Department of Labor (the “DOL”) and reported judicial decisions. No assurance can be given that legislative, judicial, or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes. This discussion does not purport to deal with all aspects of ERISA or the Internal Revenue Code or, to the extent not preempted, any state laws.
General
ERISA and the Internal Revenue Code impose certain requirements on employee benefit plans subject to ERISA and/or Section 4975 of the Internal Revenue Code and on persons or entities that are fiduciaries with respect to such plans. For purposes of this discussion, “Plans” refers to employee benefit plans (as the term is defined in Section 3(3) of ERISA) subject to Title I of ERISA, plans (as the term is defined in Section 4975(e)(1) of the Internal Revenue Code) subject to Section 4975 of the Internal Revenue Code (which includes individual retirement accounts and annuities and Keogh plans) and entities, including collective investment funds and insurance company general or separate accounts, that may be deemed to hold the assets of the foregoing by virtue of such employee benefit plan’s or plan’s investment in such entities. A fiduciary of a Plan is any person or entity that in connection with the assets of the Plan:
•
exercises discretionary authority or control over the management or disposition of plan assets; or

•
provides investment advice for a fee or other compensation.

Some plans, such as governmental plans (as defined in Section 3(32) of ERISA, if no election has been made under Section 410(d) of the Code, church plans as defined in Section 3(33) of ERISA and plans maintained outside the United States primarily for the benefit of persons substantially all of whom are non-resident aliens as described in Section 4(b)(4) of ERISA, and the fiduciaries of those plans, may not be subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction rules of ERISA or Section 4975 of the Internal Revenue Code; provided, however, that they may be subject to the provisions of federal, state, local or other laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively “Similar Law”). Accordingly, assets of these plans may be invested in the Bonds without regard to the ERISA considerations described below. In addition, it should be noted that a governmental or church plan may be subject to other provisions of federal law, including, for example, that a governmental or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Accordingly, any fiduciary of such a plan or any other person acting on behalf of, or investing assets of, such a plan must determine that the acquisition, holding and disposition of the Bonds will not constitute or result in a violation of Similar Law.
ERISA imposes certain general fiduciary requirements on fiduciaries of Plans that are subject to Title I of ERISA, including:
•
investment prudence and diversification requirements; and

•
the requirement that the investment of the assets of such Plan is in accordance with the documents governing such Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a Plan and persons or entities that have certain specified relationships to the Plan, referred to as “parties in interest” (as defined under ERISA) or “disqualified persons” (as defined under the Internal Revenue Code), unless a statutory or administrative exemption is available. For purposes of this discussion, “parties in interest” include parties in interest under ERISA and disqualified persons under the Internal Revenue Code. The types of transactions between a Plan and a party in interest that are prohibited include, but are not limited to, the following:
•
sales, exchanges or leases of property;

•
loans or other extensions of credit; and

•
the furnishing of goods or services.

Certain persons or entities that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory, administrative or individual exemption is available. In addition, the persons or entities involved in the prohibited transaction may have to cancel the transaction and the fiduciary of the Plan that engaged in, or allowed the Plan to engage in, the prohibited transaction may have to pay an amount to the Plan for any losses realized by the Plan or profits realized by these persons or entities. In addition, individual retirement accounts involved in a prohibited transaction (if the prohibited transaction involves the owner of the account or his or her beneficiary) may be disqualified, which would result in adverse tax consequences to the owner of the account.
Regulation of Assets Included in a Plan
A fiduciary’s investment of the assets of a Plan in the Bonds may cause our assets to be deemed assets of such Plan. The DOL regulations at 29 CFR Section 2510.3-101 as modified by Section 3(42) of ERISA, (collectively, the “plan asset regulations”), describe what constitutes “plan assets” of a Plan with respect to the Plan’s investment in an entity, including us, for purposes of applying the general fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. Under the plan asset regulations, generally, when a Plan acquires an “equity interest” in another entity (such as us), the Plan’s assets, for purposes of the fiduciary provisions of ERISA and the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code, include both the equity interest and an undivided interest in the entity’s underlying assets (here, our assets) unless an exception applies. Under the plan asset regulations, an entity’s assets (here, our assets) generally would not be considered to be “plan assets” of an investing Plan if, among other things:
•
the equity interests acquired by a Plan are publicly offered securities (i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of us and each other, are “freely transferable” (as determined under the plan asset regulations) and are either registered under certain provisions of the federal securities laws or sold to the Plan as part of a public offering under certain conditions);

•
such entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries); or

•
investment in such entity by “benefit plan investors” (which includes Plans) is not “significant,” which is defined under the plan asset regulations to mean that immediately after the most recent acquisition of any equity interest in such entity, less than 25% of the value of each class of equity interests in such entity (disregarding interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of such entity who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by benefit plan investors.

An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is no authority directly on point and assuming that the Bonds are treated as indebtedness under applicable local law, it is anticipated that the Bonds should not be treated as equity interests in us for purposes of the plan asset regulations.
If the Bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be “plan assets” of any Plans that acquire the Bonds. The extent to which the Bonds are acquired or held by Plans will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.
In addition and without regard to whether our assets would deemed to be “plan assets” of an investing Plan, the acquisition, holding or disposition of the Bonds by, on behalf of, or using assets of, a Plan could give rise to a prohibited transaction if we or the indenture trustee, DEC, any other servicer, Duke Energy, any underwriter or certain of their affiliates is, or becomes, a party in interest to an investing Plan. Before acquiring any Bonds by or on behalf of, or with assets of, a Plan, you should consider and consult with counsel as to whether the acquisition, holding or disposition of the Bonds might result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code and, if so, whether any prohibited transaction exemption might apply to the acquisition, holding and disposition of the Bonds.
Prohibited Transaction Exemptions
If you are a fiduciary of a Plan or any other person or entity proposing to acquire the Bonds on behalf of, or using plan assets of, a Plan, before acquiring any Bonds, you should consider the availability of one of the DOL’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:
•
PTCE 75-1, relating to transactions effected by certain broker-dealers, reporting dealers and banks;

•
PTCE 84-14, relating to transactions effected by a “qualified professional asset manager”;

•
PTCE 90-1, relating to transactions involving insurance company separate accounts;

•
PTCE 91-38, relating to transactions involving bank collective investment funds;

•
PTCE 95-60, relating to transactions involving insurance company general accounts;

•
PTCE 96-23, relating to transactions effected by an “in-house asset manager”; and

•
the statutory service provider exemption provided under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, relating to certain transactions between plans and certain parties in interest that are not fiduciaries or their affiliates with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemption will apply with respect to any particular investment in the Bonds by, on behalf of or using assets of, a Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. For example, even if one of these class exemptions or statutory exemptions were deemed to apply, Bonds may not be acquired with assets of any Plan if we or the indenture trustee, DEC, any other servicer, Duke Energy Corporation, any underwriter or any of their affiliates:
•
has investment discretion over the assets of the Plan used to purchase the Bonds; or

•
has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the Plan used to purchase the Bonds for a fee under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the Plan, and will be based on the particular investment needs of the Plan.

Representation
Each purchaser or transferee of a bond will be deemed to have represented and warranted by virtue of its acquisition of a Bond on each day from and including the date of its acquisition of the Bond through and including the date of disposition of any such Bond that either (i) it is not and is not acting on behalf of, or using assets of, (a) a Plan or any governmental, church or non-U.S. plan that is subject to Similar Law or (ii) its acquisition, holding and disposition of the Bond, in the case of a Plan, will not constitute or result in a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 the Internal Revenue Code or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, will not result in or constitute a violation of Similar Law.
Consultation with Counsel
The foregoing discussion is general in nature and is not intended to be all inclusive nor should it be construed as legal advice. If you are a fiduciary or other person which proposes to acquire the Bonds on behalf of, or with assets of a Plan or a governmental, church or non-U.S. plan subject to Similar Law, you should consider your general fiduciary obligations under ERISA or the Internal Revenue Code and, in the case of a governmental, church or non-U.S. plan subject to Similar Law, any Similar Law considerations and you should consult with your legal counsel as to, in the case of a Plan, the potential applicability of the plan asset regulation and other provisions of ERISA, the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code to any such investment and the availability of any prohibited transaction exemption in connection with any investment or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, the applicability of any Similar Law.
None of we, DEC, Duke Energy Corporation nor any initial purchaser, or any of our or their respective affiliates, is making an investment recommendation or providing investment advice in connection with the decision to acquire the Bonds in this offering, and none of them is acting as a fiduciary to such Plan in connection with such Plan’s acquisition of any Bonds.
The sale of Bonds to a Plan or any governmental, church or non-U.S. plan subject to Similar Law is in no respect a representation by us, the indenture trustee, DEC, any other servicer, Duke Energy Corporation, any underwriter or any of our or their affiliates that this investment meets all relevant legal requirements for investments by such Plans or plans generally or any particular Plan or plan or that this investment is appropriate for such Plans or plans generally or any particular Plan or plan.

BANKRUPTCY AND CREDITORS’ RIGHTS ISSUES
Challenge to True Sale Treatment
DEC will represent and warrant that the transfer of the storm recovery property in accordance with the sale agreement constitutes a true and valid sale and assignment of the storm recovery property by DEC to us. It will be a condition of closing for the sale of the storm recovery property pursuant to the sale agreement that DEC will take the appropriate actions under the Financing Act, including filing a notice of transfer of an interest in the storm recovery property, to perfect this sale. The Financing Act provides that the sale, conveyance, assignment, or other transfer of storm recovery property by an electric utility to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer is an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor’s right, title, and interest in, to, and under the storm recovery property, other than for federal and state income tax purposes. We and DEC will treat such a transaction as a sale under applicable law. However, we expect that Bonds will be reflected as debt on DEC’s consolidated financial statements. In addition, we anticipate that the Bonds will be treated as debt of DEC for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences”. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the storm recovery property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of DEC and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the Bonds.
In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001), issued an interim order that observed that a debtor, LTV Steel Company, Inc., which had previously entered into financing arrangements with respect both to its inventory and its accounts receivable, may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate. …sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the financing. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.
LTV Steel Company, Inc. and the investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel Company, Inc. memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.
Even if creditors did not challenge the sale of storm recovery property as a true sale, a bankruptcy filing by DEC could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In a more recent bankruptcy case, In re General Growth Properties, Inc., 409 B.R. 43, 54 (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The Southern District of New York bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.
We and DEC have attempted to mitigate the impact of a possible recharacterization of a sale of storm recovery property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable storm recovery property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by DEC will be deemed to have granted to us on our behalf and on behalf of the indenture trustee a first priority security interest in all of DEC’s right, title and interest in, to and under the storm recovery property and all proceeds thereof. In addition, the sale agreement will require the filing of a notice of security interest in the storm recovery property and the proceeds thereof as collateral in accordance with the Financing Act. As a result of this filing, we would, in the event of a recharacterization, be a secured creditor of DEC and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a DEC bankruptcy. Further, if, for any reason, a storm recovery property notice is not filed under the Financing Act and we fail to perfect our interest in the storm recovery property, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of DEC.
The Financing Act provides that, except as provided in the Financing Act, the creation, granting, perfection and enforcement of liens and security interests in storm recovery property are governed by the Financing Act and not by the South Carolina Uniform Commercial Code. Under the Financing Act, a valid and enforceable lien and security interest in storm recovery property may be created only upon the later of (i) the issuance of a financing order, (ii) the execution and delivery of a security agreement with a holder of storm recovery bonds or a trustee or agent for the holder or with a financing party in connection with the issuance of storm recovery bonds, or (iii) the receipt of value for storm recovery bonds. Upon perfection through the filing of a financing statement to the South Carolina Secretary of State, the security interest shall be a continuously perfected lien in the storm recovery property, with priority in the order of filing and take precedence over any subsequent judicial or other lien creditor. None of this, however, mitigates the risk of payment delays and other adverse effects caused by a DEC bankruptcy.
If, for any reason, a financing statement is not filed under the Financing Act and we fail to perfect our interest in the storm recovery property sold pursuant to a sale agreement as required by the Financing Act, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of DEC. Notwithstanding any failure on our part to perfect our interest in the storm recovery property, under the Financing Act and the financing order, a statutory lien on the storm recovery property and the proceeds thereof arises by operation of law automatically without any action on the part of DEC, us or any other person. This statutory lien secures all obligations, then existing or thereafter arising, to the holders and the indenture trustee of the holders of the storm recovery bonds issued pursuant to the financing order. Under the Financing Act, this statutory lien is valid, perfected and enforceable against the owner of the storm recovery property and all third parties upon the effectiveness of the financing order without any further public notice (although protective filings (including the filing by us of financing statements as described above) is permitted under the Financing Act). If DEC were to become a debtor in a bankruptcy case and a bankruptcy court determined that we were an unsecured creditor, there can be no assurance that the court would be made aware of the statutory lien described above or, if the court was aware of the statutory lien arising under the Financing Act and the financing order, that the court would determine that the indenture trustee and the holders of the storm recovery bonds have a first priority statutory lien or are secured creditors of DEC.
Substantive Consolidation of DEC SC Storm Funding and DEC
If DEC were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate our assets and liabilities with those of DEC. We and DEC have taken steps to attempt to minimize this risk. Please read “The Issuing Entity” in this prospectus. However, no assurance can be given that if DEC were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with those of DEC. Substantive consolidation would result in payment of the claims of the beneficial owners of the Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.
Status of Storm Recovery Property as Present Property
DEC will represent in the sale agreement, and the Financing Act provides, that the storm recovery property sold pursuant to such sale agreement constitutes a present property right on the date that it is first transferred to us in connection with the issuance of the Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of DEC a court would not rule that the applicable storm recovery property comes into existence only as customers use electricity.
If a court were to accept the argument that the applicable storm recovery property comes into existence only as customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case or that the storm recovery property has been sold to us. If it were determined that the storm recovery property had not been sold to us, and the security interest in favor of the bondholders did not attach to the applicable storm recovery charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against DEC. If so, there would be delays and/or reductions in payments on the Bonds. Whether or not a court determined that storm recovery property had been sold to us pursuant to a sale agreement, no assurances can be given that a court would not rule that any storm recovery charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the indenture trustee.
In addition, in the event of a bankruptcy of DEC, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of DEC’s costs associated with the distribution of the electricity, usage of which gave rise to the storm recovery charge receipts used to make payments on the Bonds.
Regardless of whether DEC is the debtor in a bankruptcy case, if a court were to accept the argument that storm recovery property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of DEC arising before that storm recovery property came into existence could have priority over our interest in that storm recovery property. Adjustments to the storm recovery charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.
Estimation of Claims; Challenges to Indemnity Claims
If DEC were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us or the indenture trustee against DEC, as seller, under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the indenture trustee have against DEC. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we or the indenture trustee, as applicable, would be left with a claim for actual damages against DEC based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.
No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving DEC.
Enforcement of Rights by the Indenture Trustee
Upon an event of default under the indenture or the series supplement, the indenture trustee may enforce the security interest in the storm recovery property sold pursuant to the sale agreement in accordance with the terms of the indenture and the series supplement. In this capacity, an interested party such as the indenture trustee or the PSCSC is permitted to request that a South Carolina court order the sequestration and payment to bondholders of all revenues arising with respect to the storm recovery property. There can be no assurance, however, that a judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the indenture trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the PSCSC or a court and an order requiring an accounting and segregation of the revenues arising from the storm recovery property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.
Bankruptcy of the Servicer
The servicer is entitled to commingle the storm recovery charges that it receives with its own funds until each date on which the servicer is required to remit funds to the indenture trustee as specified in the servicing agreement. The Financing Act provides that the priority of a lien and security interest created under the Financing Act is not impaired by the commingling of funds arising from storm recovery charges with other funds. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the storm recovery charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the indenture trustee has only a general unsecured claim against the servicer for the amount of commingled storm recovery charges held as of that date and could not recover the commingled storm recovery charges held as of the date of the bankruptcy.
However, if the court were to rule in our favor on the ownership of the commingled storm recovery charges, the automatic stay arising upon the bankruptcy of the servicer could delay the indenture trustee from receiving the commingled storm recovery charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled storm recovery charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.
The servicing agreement will provide that the indenture trustee, as our assignee, together with the other persons and entities specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the indenture trustee, together with the other persons and entities specified therein, may petition the PSCSC or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor may be difficult to obtain and may not be capable of performing all of the duties that DEC as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS
Proceeds will be used to pay expenses of issuance and to purchase the storm recovery property from DEC and to pay financing costs relating to the Bonds. In accordance with the financing order, DEC will use the proceeds it receives from the sale of the storm recovery property to (i) reimburse itself for previously incurred storm recovery costs relating to Hurricane Helene, including the retirement of short-term debt, including DEC’s term loan that matures November 1, 2026 and commercial paper and (ii) pay upfront bond issuance costs.
The costs of issuance of the Bonds and other initial costs of the transaction, net of underwriting discounts and commissions of $        , are expected to be approximately $        . An aggregate of approximately $     of such costs are payable to the servicer in connection with set-up costs, including costs incurred in connection with establishing DEC SC Storm Funding and building the necessary information technology systems, processes and reports.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Subject to the terms and conditions in the underwriting agreement among DEC SC Storm Funding, DEC, and the underwriters, RBC Capital Markets, LLC and J.P. Morgan Securities LLC, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:
Underwriter	Tranche	Tranche
RBC Capital Markets, LLC
J.P. Morgan Securities LLC

Total	$	$
Under the underwriting agreement, the underwriters will take and pay for all of the Bonds offered, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The Underwriters’ Sales Price for the Bonds
The Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the Bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for such tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for such tranche.
	Selling Concession	Reallowance Discount
Tranche	%	%
Tranche	%	%
After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.
No Assurance as to Resale Price or Resale Liquidity for the Bonds
The Bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised the depositor and us that they intend to make a market in the Bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The depositor cannot assure you that a liquid trading market will develop for the Bonds.
Various Types of Underwriter Transactions That May Affect the Price of the Bonds
The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Bonds in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Bonds to be higher than they would otherwise be. None of us, DEC, the indenture trustee, our managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time. Neither we nor DEC have entered into any arrangement with any underwriter under which an underwriter may purchase additional Bonds in connection with this offering. Furthermore, the recently adopted Rule 192 under the Securities Act prohibits DEC and the underwriters from entering into transactions that would involve or result in any material conflict of interest with respect to any investor.
Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to Duke Energy Corporation, DEC and its affiliates for which they have in the past received, and in the future may receive, customary fees.
We and DEC have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the Bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.
The Bonds are expected to be delivered against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the      business day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade Bonds on the date of pricing or the succeeding      business days will be required, by virtue of the fact that the Bonds initially will settle in T+     , to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest
Certain of the underwriters or their affiliates are lenders or may hold a portion of the short-term debt that DEC intends to repay from the proceeds it will receive from the sale of the storm recovery property. In such event, it is possible that one or more of the underwriters or their affiliates could receive more than 5% of the net proceeds of this offering, and in that case such underwriter could be deemed to have a conflict of interest under FINRA Rule 5121. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of Bonds in accordance with FINRA Rule 5121. If the distribution is conducted in accordance with FINRA Rule 5121, such underwriter would not be permitted to sell to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

AFFILIATIONS AND CERTAIN RELATIONSHIPS
We are a wholly-owned subsidiary of Duke Energy Carolinas, LLC. Duke Energy Carolinas, LLC is an indirect wholly-owned operating subsidiary of Duke Energy Corporation. Each of the sponsor, the depositor, Lead Underwriters may maintain other banking relationships in the ordinary course with U.S. Bank Trust Company, National Association.
Affiliates of the indenture trustee act as lender for, and provide other banking, investment banking and other financial services to DEC, Duke Energy Corporation and their respective affiliates.

LEGAL PROCEEDINGS
From time to time, the issuing entity and DEC may be subject to various legal proceedings and claims that arise in the course of their business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, the issuing entity and DEC do not believe they are party to any claim or litigation, the outcome of which, if determined adversely to the issuing entity or DEC, would individually or in the aggregate be reasonably expected to be material to bondholders. Regardless of the outcome, litigation can have an adverse impact on the issuing entity and DEC because of defense and settlement costs, diversion of management resources and other factors.
There are no legal or governmental proceedings pending against the issuing entity, the sponsor, seller, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the storm recovery bonds. Please read, however, “The Indenture Trustee” in this prospectus for a discussion of certain legal proceedings involving certain affiliates of the indenture trustee.

RATINGS
DEC expects that the Bonds will receive credit ratings from at least two rating agencies. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on any Bonds and, accordingly, DEC can give no assurance that the ratings assigned to any tranche of the Bonds upon initial issuance will not be lowered or withdrawn by a rating agency at any time thereafter. If a rating of any tranche of Bonds is lowered or withdrawn, the liquidity of this tranche of the Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the Bonds other than the payment in full of such tranche of the Bonds by the final maturity date or tranche final maturity date, as well as the timely payment of interest.
Under Rule 17g-5 under the Exchange Act, NRSROs providing the servicer with the requisite certification will have access to all information posted on a website by the servicer for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the Bonds. As a result, an NRSRO other than the hired NRSROs may issue unsolicited ratings on the Bonds, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSRO. The unsolicited ratings may be issued prior to, or after, the issuance date in respect of the Bonds.
Issuance of any unsolicited rating will not affect the issuance of the Bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the Bonds might adversely affect the value of the Bonds and, for regulated entities, could affect the status of the Bonds as a legal investment or the capital treatment of the Bonds. Investors in the Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.
A portion of the fees paid by DEC to a rating agency that is hired to assign a rating on the Bonds is contingent upon the issuance of the Bonds. In addition to the fees paid by DEC to a rating agency at closing, DEC will pay a fee to the rating agency for ongoing surveillance for so long as the Bonds are outstanding. However, no rating agency is under any obligation to continue to monitor or provide a rating on the Bonds.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, or the “1940 Act”, contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. As a result of such exclusion, the issuing entity will not be subject to regulation as an “investment company” under the 1940 Act.
In addition, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, or the “Volcker Rule”, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act”. As part of the Dodd-Frank Act, federal law prohibits a “banking entity”—which is broadly defined to include banks, bank holding companies and affiliates thereof-from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exemption provided under Section 3(c)(1) or 3(c)(7) thereunder. Because the Issuing Entity will rely on Rule 3a-7 of the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION
This offering of Bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.
For information regarding the requirements of the EU Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with the Purchase of the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the Bonds” in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement the depositor has filed with the SEC relating to the Bonds. This prospectus describes the material terms of some of the documents that have been filed or will file as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete. Each statement concerning those provisions is qualified in its entirety by reference to the respective exhibit. Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov. You may also read and copy the registration statement, the exhibits and any other documents filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 on official business days between the hours of 10:00 am and 3:00 pm. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of filings with the SEC at no cost, by writing to or telephoning at the following address:
Duke Energy Carolinas SC Storm Funding LLC
525 South Tryon Street
Charlotte, North Carolina 28202
(800)-488-3853
The SEC Securities Act file numbers are 333-    and 333-    -01.
We will also file with the SEC all the periodic and current reports that are required to be filed under the Exchange Act and the rules, regulations or orders of the SEC thereunder.

INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that we or the depositor file subsequently that is incorporated by reference into this prospectus.
To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings made by us or the sponsor, but solely in its capacity as our sponsor with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under our own name as issuing entity.
We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or DEC, solely in its capacity as our depositor, make with the SEC until the offering of the Bonds in completed. These reports will be filed under our own name as issuing entity. In addition, these reports will be posted on a website associated with us or our affiliates, currently located at www.duke-energy.com. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement.
Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.
Under the indenture, we may voluntarily suspend or terminate filing obligations with the SEC, to the extent it becomes permitted by applicable law.

LEGAL MATTERS
Certain legal matters relating to the Bonds, including certain U.S. federal income tax matters, will be passed on by Hunton Andrews Kurth LLP, counsel to DEC and DEC SC Storm Funding. Certain other legal matters relating to the Bonds will be passed on by Baker, Donelson, Bearman, Caldwell & Berkowitz P.C., South Carolina counsel to DEC, by Troutman Pepper Locke LLP, special Delaware counsel to DEC SC Storm Funding, and by Norton Rose Fulbright US LLP counsel to the underwriters.

GLOSSARY
As used in this prospectus the terms below have the following meanings:
“2021 NC Storm Recovery Bonds” means the $237.21 million aggregate principal amount of senior secured storm recovery bonds issued in November 2021 by Duke Energy Carolinas NC Storm Funding LLC pursuant to Section 62-172, North Carolina General Statutes.
“Administration agreement” means the administration agreement to be entered into on the issuance date between Duke Energy Carolinas SC Storm Funding LLC and DEC.
“Administrator” means DEC, and each successor or assignee of DEC (in the same capacity) pursuant to the administration agreement.
“ADO” means average balance of days outstanding.
“Bankruptcy Code” means Title 11 of the United States Code, as amended.
“Basic documents” means, the indenture (including the series supplement), our certificate of formation, our limited liability company agreement, the sale agreement, the servicing agreement, the bill of sale, the administration agreement, the intercreditor agreements, the joinder to the DEBS Intercreditor Agreement, the letter of representations executed by us in favor of DTC, any underwriting agreement or purchase or distribution agreement, and all documents and certificates contemplated thereby or delivered in connection therewith.
“Bill of Sale” means the bill of sale to be entered into on the issuance date between Duke Energy Carolinas SC Storm Funding LLC and DEC.
“Bondholder” means a registered holder of the Bonds.
“Bonds” means the Series A Senior Secured Storm Recovery Bonds offered pursuant to this prospectus.
“Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Raleigh, North Carolina, Charlotte, North Carolina or New York, New York, are, or DTC or the corporate trust office of the indenture trustee, is, authorized or obligated by law, regulation or executive order to remain closed.
“Capital subaccount” means the capital subaccount named in the indenture.
“Clearstream” means Clearstream Banking, société anonyme, Luxembourg.
“Collection account” means the segregated trust account relating to the Bonds designated the collection account for that series and held by the indenture trustee under the indenture.
“Customer” means any South Carolina retail customer (individuals, corporations, other businesses, and federal, state and local governmental entities) receiving transmission or distribution service, or both, from DEC or its successors or assignees under PSCSC -approved rate schedules or under special contracts, even if the customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in South Carolina.
“DEBS Intercreditor Agreement” means the Amended and Restated Intercreditor Agreement, dated December 20, 2013, by and among the Duke Energy Business Services, Inc., Duke Energy Corporate Services Inc., Duke Energy Corporation, Duke Energy Progress, LLC, Duke Energy Ohio, Inc., Duke Energy Carolinas NC Storm Funding LLC, Duke Energy Progress NC Storm Funding LLC, Duke Energy Progress SC Storm Funding LLC, Duke Energy Progress NC Storm Funding II LLC, Duke Energy Carolinas NC Storm Funding II LLC, the Indenture Trustee, the Bank of New York Mellon Trust Company, N.A. and DEC, as the same may be amended, restated, supplemented or otherwise modified from time to time.
“DEC” means Duke Energy Carolinas, LLC.
“DEC Intercreditor Agreement” means the intercreditor agreement, to be entered into by and among the Bank of New York Mellon Trust Company, N.A. (as trustee of Duke Energy Carolinas NC Storm

Funding LLC), the Indenture Trustee (as trustee of the issuing entity and Duke Energy Carolinas NC Storm Funding II LLC), Duke Energy Carolinas NC Storm Funding LLC, Duke Energy Carolinas NC Storm Funding II LLC, the issuing entity and DEC as the same may be amended, restated, supplemented or otherwise modified from time to time.
“DEC SC Storm Funding” means Duke Energy Carolinas SC Storm Funding LLC, the issuing entity.
“Definitive bonds” means Bonds issued in fully registered, certificated form.
“Depositor” means Duke Energy Carolinas, LLC.
“Direct participants” means banks, brokers, dealers, trust companies and other entities that deposit with DTC.
“DOL” means the U.S. Department of Labor.
“DTC” means The Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.
“DTCC” means The Depository Trust & Clearing Corporation.
“Eligible institution” means:
(a) the corporate trust department of the indenture trustee or an affiliate thereof, so long as the indenture trustee or such affiliate have (i) either a short-term deposit or issuer rating from Moody’s of at least “P-1” or a long-term unsecured debt or issuer rating from Moody’s of at least “A2”, and (ii) a short-term deposit or issuer rating from S&P of at least “A-1”, or a long-term unsecured debt or issuer rating from S&P of at least “A”; or
(b) a depository institution organized under the laws of the United States of America or any State (or any domestic branch of a foreign bank) (i) that has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term (bank deposit) or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation;
provided, however, that if an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then the issuing entity shall replace such eligible institution within sixty (60) days of such eligible institution no longer meeting the definition of eligible institution.
“Eligible investments” means:
Funds in the collection account may be invested at the direction of the servicer only in such investments as meet the criteria described below and which mature on or before the business day immediately preceding the next payment date:
(1)
direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(2)
demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of or bankers’ acceptances issued by, any depository institution (including the indenture trustee or any of its affiliates, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any State thereof and subject to supervision and examination by U.S. federal or State banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit or contractual commitment, rated at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds;

(3)
commercial paper (including commercial paper of the indenture trustee, acting in its commercial capacity, and other commercial paper of DEC or any of its affiliates), which, at the time of purchase is rated at least “A-1” or “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Bonds;
(4)
investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the indenture trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(5)
repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions;

(6)
repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker/dealer acting as principal and that meets the ratings criteria set forth below:

a.
a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act (any such broker/dealer being referred to in this definition as a “broker/dealer”), the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of entering into such repurchase obligation; or

b.
an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company; or

(7)
any other investment permitted by each rating agency.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuing entity thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in clauses (2) through (4) above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in clauses (2) through (4) above which have maturities of more than 3 months will be eligible investments unless the issuing entity thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in clauses (2) through (4) above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in clauses (2) through (4) above which have a maturity of 365 days or less will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Euroclear Operator” or “Euroclear” means Euroclear Bank S.A./N.V.
“Euroclear participants” means participants of the Euroclear System.
“Euroclear Terms and Conditions” means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System.
“Events of Default” means those events of defaults under the indenture.
“Excess funds subaccount” means that excess funds subaccount created pursuant to the indenture.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FATCA” means the legislation enacted in March 2010 and related Treasury guidance that, when applicable, imposes U.S. federal withholding tax at a rate of 30% on certain payments on, and the gross proceeds from the sale or other disposition of, obligations that produce U.S. source income to certain foreign entities.

“FERC” means the Federal Energy Regulatory Commission.
“Financing Act” means Sections 58-27-1100 through 1180, SC Code of Laws Annotated, as amended.
“Financing order” means, with respect to the Bonds, the irrevocable financing order, dated August 1, 2025, issued by the PSCSC to DEC.
“General subaccount” means the general subaccount named in the indenture.
“GWh” means gigawatt-hour.
“Hired NRSROs” means the NRSROs hired by the seller.
“Indenture” means the indenture to be entered into between DEC SC Storm Funding, the indenture trustee, the securities intermediary and the account bank providing for the Bonds, and any other series of storm recovery bonds that might be issued pursuant to the financing order, as the same may be amended and supplemented from time to time.
“Indenture trustee” means U.S. Bank Trust Company, National Association or any successor indenture trustee under the indenture.
“Indirect participants” means banks, brokers, dealers, trust companies and other entities that clear through or maintain a custodial relationship with a DTC participant either directly or indirectly.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Intercreditor Agreements” means the DEBS Intercreditor Agreement and the DEC Intercreditor Agreement.
“Issuing entity” means Duke Energy Carolinas SC Storm Funding LLC.
“kWh” means kilowatt-hour.
“Moody’s” means Moody’s Investors Service, Inc.
“NCUC” means the North Carolina Utilities Commission.
“Nonbypassable” refers to the right of the servicer to collect the storm recovery charges from all existing and future customers of DEC.
“NRSRO” means a nationally recognized statistical rating organization.
“Operating expenses” means all unreimbursed fees, costs and out-of-pocket expenses of the Issuer, including all amounts owed by the Issuer to the Indenture Trustee (including indemnities, legal, audit fees and expenses) or any manager, the servicing fee, the administration fee, legal and accounting fees, Rating Agency fees, and related fees (i.e. website provider fees) and any franchise, license or other taxes owed by the Issuer, including on investment income in the Collection Account.
“ORS” means the South Carolina Office of Regulatory Staff.
“Participant” means an organization that participates in DTC.
“Parties in interest” means “parties in interest” under ERISA and “disqualified persons” under the Code.
“Payment date” means the date or dates on which interest and principal are to be payable on any tranche of Bonds.
“Periodic Payment Requirement” means, for each payment date, the scheduled principal of and interest on the Bonds and other financing costs and other required amounts and charges to be accrued in connection with the Bonds.
“Plan assets” means assets of Plans.

“Plan asset regulations” means the DOL regulations at 29 CFR 2510.3-101, as modified by Section 3(42) of ERISA.
“Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan (as defined in Section 4975(e)(1) of the Internal Revenue Code) that is subject to Section 4975 of the Internal Revenue Code (which includes an individual retirement account and annuity and a Keogh plan) and an entity. including a collective investment fund and an insurance company general or separate account, that may be deemed to hold the assets of the foregoing by virtue of such employee benefit plan’s or plan’s investment in such entity other.
“Proposed 2025 NC Storm Recovery Bonds” means the proposed senior secured storm recovery bonds to be issued by Duke Energy Carolinas NC Storm Funding II LLC pursuant to Section 62-172, North Carolina General Statutes.
“PSCSC” means the Public Service Commission of South Carolina.
“PSCSC condition” means, with respect to amendments, modifications, or supplements to, or waivers of defaults under, any basic document, the process for obtaining from the PSCSC its required consent for the proposed action.
“PSCSC regulations” means any regulations, including temporary regulations, promulgated by the PSCSC pursuant to South Carolina law.
“PTCE” means prohibited transaction class exemption.
“Rating agency” means any of Moody’s and S&P.
“Rating agency condition” means, with respect to any action, at least ten business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the indenture trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of any tranche of the Bonds issued by us; provided, that, if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).
“Record date” means one Business Day prior to the applicable Payment Date.
“Regulation AB” means the rules of the SEC promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.
“Regulation RR” means 17 C.F.R. Part 246 of the Exchange Act.
“Required capital level” means the amount required to be funded in the capital subaccount for the Bonds, which will equal 0.50% of the initial principal amount of the Bonds issued.
“Return on invested capital” means, for any payment date with respect to any calculation period, the sum of (i) rate of return, payable to DEC, on its capital contribution equal to the rate of interest payable on the longest maturing bond plus (ii) any return on invested capital not paid on any prior payment date.
“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business.
“Sale agreement” means the purchase and sale agreement to be entered into on the issuance date between DEC SC Storm Funding and DEC pursuant to which DEC will sell and we will buy the storm recovery property securing the Bonds.

“SC Code of Laws Annotated” means the South Carolina Code of Laws Annotated.
“Scheduled final payment date” means, with respect to tranche of Bonds, each payment date on which principal for such tranche is to be paid in accordance with the expected sinking fund schedule for such tranche.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities intermediary” means U.S. Bank National Association or any successor securities intermediary under the indenture.
“Securitizable Balance” means the sum of approximately $556.211 million, representing the storm recovery costs, adjusted to include the final amount of carrying costs through the issuance date plus up-front financing costs.
“Seller” means DEC, as the seller of the storm recovery property, and each successor of DEC (in the same capacity) pursuant to the sale agreement.
“Series supplement” means that series supplement to the indenture to be entered into on the issue date between DEC SC Storm Funding and the indenture trustee to the indenture to be entered into on a future date between us and the indenture trustee.
“Servicer” means DEC, as the servicer of the storm recovery property, and each successor or assignee of DEC (in the same capacity) pursuant to the servicing agreement.
“Servicer business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Columbia, South Carolina, Greenville, South Carolina or New York, New York or the corporate trustee office of the indenture trustee is authorized or obligated by law, regulation or executive order to be closed, on which the Servicer maintains normal office hours and conducts business.
“Servicing agreement” means the servicing agreement to be entered into on the issue date between DEC SC Storm Funding and DEC, as the same may be amended and supplemented from time to time, pursuant to which DEC undertakes to service the storm recovery property.
“Similar Law” means, collectively, provisions under any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to Section 4975 of the Code or Title I of ERISA.
“Special payment date” means the later of the date on which any special payment is confirmed to be received by the indenture trustee, or the date the special payment is scheduled to be delivered to the indenture trustee.
“Special payment” means any payment received by the indenture trustee following a payment default on the Bonds.
“Sponsor” means Duke Energy Carolinas, LLC.
“State pledge” means the pledge of the State of South Carolina under the Financing Act in which the State of South Carolina pledges to and agrees with the bondholders, any assignee and any financing parties that the State and its agencies, including the PSCSC, will not (i) alter the provisions of the Financing Act that make the storm recovery charges imposed by the financing order irrevocable, binding, and nonbypassable, (ii) take or permit any action that impairs or would impair the value of storm recovery property, the security for the storm recovery bonds or revises the storm recovery costs, (iii) impair the rights and remedies of the holders, assignees, and other financing parties or (iv) except as part of the true-up mechanism, reduce, alter or impair storm recovery charges that are imposed, collected and remitted for the benefit of the bondholders and other financing parties, until all principal, interest, premium, financing costs and other fees, expenses, or changes incurred, and any contracts to be performed, in connection with the storm recovery bonds have been paid or performed in full.
“Storm recovery bonds” means, unless the context requires otherwise, the storm recovery bonds offered pursuant to this prospectus.

“Storm recovery bond collateral” means (a) the storm recovery property created under and pursuant to the financing order and the Financing Act, and transferred by the seller to us pursuant to the sale agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive the storm recovery charges, the right to obtain periodic adjustments to the storm recovery charges, and all revenue, collections, claims, rights to payments, payments, money and proceeds arising out of the rights and interests created under the financing order), (b) all storm recovery charges related to the storm recovery property, (c) the sale agreement and the bill of sale executed in connection therewith and all property and interests in property transferred under the sale agreement and the bill of sale with respect to the storm recovery property and the Bonds, (d) the servicing agreement, the administration agreement, the intercreditor agreements and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing storm recovery property and the Bonds, (e) the collection account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the servicer to file for and obtain periodic adjustments to the storm recovery charges in accordance with section 58-27-1110(C)(2)(f) and section 58-27-1110(C)(4) of the Financing Act and the financing order, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute storm recovery property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing.
“Storm recovery charge” means special, irrevocable nonbypassable charges to be paid by all existing and future customers, and authorized by the financing order to recover the storm recovery costs specified in the financing order.
“Storm recovery costs” means (i) the deferred asset balance associated with Hurricane Helene, including a return on the unrecovered balance, and with respect to the capital investments, including a return on the investment determined by the PSCSC to be prudently incurred in Docket No. 2025-65-E, plus (ii) carrying costs through the projected issuances date of the Bonds, calculated at a rate authorized by the PSCSC, (iii) plus up-front Financing Costs as defined in the Financing Act.
“Storm recovery property” means the storm recovery property as defined in the Financing Act and the financing order, and that is sold by the seller to us under the sale agreement.
“Tranche” means each weighted average life designation for the Bonds.
“Treasury regulations” means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.
“True-Up Mechanism” means the mechanism required by the financing order whereby storm recovery charges are reviewed and adjusted at least semi-annually or more frequently as necessary and permitted by the financing order. The rates at which storm recovery charges are billed to customers will be adjusted to correct any overcollections or undercollections from prior periods.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“UCC” means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

$        SERIES A SENIOR SECURED STORM RECOVERY BONDS
DUKE ENERGY CAROLINAS, LLC
Depositor, Sponsor and Initial Servicer
DUKE ENERGY CAROLINAS SC STORM FUNDING LLC
Issuing Entity

PROSPECTUS

Joint Book-Running Managers
RBC Capital Markets
J.P. Morgan

Through and including      (the 90th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 12.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.
Securities and Exchange Commission registration fee	$	*
Printing expenses		*
Trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 13.   Indemnification of Directors and Officers
DUKE ENERGY CAROLINAS SC STORM FUNDING LLC
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of DEC SC Storm Funding, the issuing entity will indemnify its managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under the issuing entity’s limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.
DUKE ENERGY CAROLINAS, LLC
Part 3 of Article 3 of the North Carolina Limited Liability Company Act and the Limited Liability Company Operating Agreement of Duke Energy Carolinas (“DEC”) permit or require indemnification of its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. In addition, DEC maintains insurance on behalf of directors, officers, employees or agents, which may cover liabilities under the Securities Act.
The Limited Liability Company Operating Agreement of DEC provides that any person who is or was serving as a member, director, officer, employee or agent of DEC or who, at the request of DEC, is or was serving as a director, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, shall be indemnified by DEC, to the fullest extent permitted by law, against (a) litigation expenses, including costs, expenses and reasonable attorneys’ fees incurred by any such person in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of DEC, arising out of such person’s status as such or such person’s activities in any of the foregoing capacities, (b) liability, including payments made by such person in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding, (c) payments made and personal liabilities reasonably incurred in the authorized conduct of the business of DEC or for the preservation of its business and its property and (d) reasonable costs, expenses and attorneys’ fees incurred by such person in connection with the enforcement of the indemnification rights provided in the agreement. The agreement further provides that any person who is or was serving in any of the foregoing capacities for or on behalf of DEC shall be conclusively deemed to be doing or to have done so in reliance upon, and as consideration for, such indemnification rights. The agreement also states that the rights of indemnification described above (which shall be deemed to be a contract between any such person and DEC enforceable on the part of such person notwithstanding any subsequent amendment or repeal of the agreement) shall inure to the benefit of the successors, estates or legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the agreement, by contract, resolution or otherwise.
Item 14.   Exhibits
List of Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement*
3.1	Certificate of Formation of Duke Energy Carolinas SC Storm Funding LLC
3.2	Form of Amended and Restated Limited Liability Company Agreement of Duke Energy Carolinas SC Storm Funding LLC
4.1	Form of Indenture between Duke Energy Carolinas SC Storm Funding LLC and the Indenture Trustee (including forms of the storm recovery bonds)
5.1	Opinion of Hunton Andrews Kurth LLP with respect to legality*
8.1	Opinion of Hunton Andrews Kurth LLP with respect to federal tax matters*
10.1	Form of Storm Recovery Property Servicing Agreement between Duke Energy Carolinas SC Storm Funding LLC and Duke Energy Carolinas, LLC, as Servicer
10.2	Form of Storm Recovery Property Purchase and Sale Agreement between Duke Energy Carolinas SC Storm Funding LLC and Duke Energy Carolinas, LLC, as Seller
10.3	Form of Administration Agreement between Duke Energy Carolinas SC Storm Funding LLC and Duke Energy Carolinas, LLC, as Administrator
10.4	Form of Joinder Agreement to the DEC Intercreditor Agreement, between Duke Energy Carolinas SC Storm Funding LLC and U.S. Bank Trust Company, National Association*
10.5	Form of Joinder Agreement to the Amended and Restated Intercreditor Agreement, dated December 20, 2013, between Duke Energy Carolinas SC Storm Funding LLC and U.S. Bank Trust Company, National Association*
21.1	List of Subsidiaries
23.1	Consent of Hunton Andrews Kurth LLP (included as part of its opinions filed as Exhibit 5.1 and 8.1)*
24.1	Power of Attorney of Duke Energy Carolinas, LLC (included on the signature pages to this Registration Statement)
25.1	Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association
99.1	Financing Order
99.2	Form of Opinion of Hunton Andrews Kurth LLP with respect to U.S. constitutional matters*
99.3	Form of Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. with respect to South Carolina constitutional matters*

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
99.4	Consent of Manager Nominee
107.1	Calculation of Filing Fee Tables

*
To be filed by amendment.

Item 15.   Undertakings
(a)
The undersigned registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
As to incorporation by reference:

(i)
For purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(d)
As to qualification of trust indentures:

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the indenture trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 8th day of September, 2025.
DUKE ENERGY CAROLINAS, LLC
By:
/s/ Harry K. Sideris

Name:
Harry K. Sideris

Title:
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Harry K. Sideris Harry K. Sideris	Chief Executive Officer (Principal Executive Officer)	September 8, 2025
/s/ Brian D. Savoy Brian D. Savoy	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 8, 2025
/s/ Cynthia S. Lee Cynthia S. Lee	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	September 8, 2025
Each of the persons whose signatures appear below constitute and appoint David S. Maltz and Elizabeth H. Jones and each of them, the undersigned’s true and lawful attorneys-in-fact and agents with full and several power of substitution, for the undersigned and the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of their substitutes, may lawfully do or cause to be done.
Duke Energy Carolinas, LLC Majority of Board of Directors:
/s/ Kodwo Ghartey-Tagoe Kodwo Ghartey-Tagoe	Director	September 8, 2025
/s/ R. Alexander Glenn R. Alexander Glenn	Director	September 8, 2025
/s/ Harry K. Sideris Harry K. Sideris	Director	September 8, 2025

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 8th day of September, 2025.
DUKE ENERGY CAROLINAS SC STORM FUNDING LLC
By:
/s/ Michael P. Callahan

Name:
Michael P. Callahan

Title:
Manager, President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Michael P. Callahan Michael P. Callahan	Manager, President, Chief Financial Officer and Treasurer (Principal Executive Officer and Financial Officer)	September 8, 2025
/s/ Cynthia S. Lee Cynthia S. Lee	Manager and Controller (Principal Accounting Officer)	September 8, 2025